

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 1-A.
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

COMMUNITY NATIONAL BANCORPORATION

(Exact name of registrant as specified in its charter)

IOWA	**6022**	**39-1876734**
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code)	(IRS Employer Number)

422 Commercial Street
Waterloo, Iowa 50704
(319) 291-2000

(Address and Telephone Number of Registrant's Principal Executive Offices)

Robert A. Gamble and Beverly Evans
Davis, Brown, Koehn, Shors & Roberts, P.C.
215 10th Street,
Des Moines, Iowa 50309
(515) 288 2500

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. Significant Parties

The members of the Board of Directors and officers of Community National Bancorporation (the "**Company**") as well as the Boards of Directors and the officers of the Company's two subsidiary banks, Community National Bank (the "**Iowa Bank**") and Community Bank, Austin (the "**Minnesota Bank**") (collectively, the "**Banks**") are as follows:

Name	Business Address	Residential Address	Title
Robert G. Baarsch	Next Generation Pork, Inc. 201 South Broadway PO Box 189 LeRoy, MN 55951	79800 251 St. Spring Valley, MN 55975	Director, Community Bank, Austin
Glenn F. Baker	McFarland Truck Lines, Inc. PO Box 1008 1304 16th Avenue NE Austin, MN 55912	502 24th St. S.W. Austin MN 55912	Director, Community Bank, Austin
Walt Baldus	Baldus Properties LLC 111 11th Ave NE Austin MN 55912	2000 4th Ave SW Austin, MN 55912	Director, Community Bank, Austin
Robert T. Buckley	Kirk Gross Company PO Box 2097 Waterloo, IA 50704	609 E. Schrock Rd Waterloo, IA 50701	Director, Community National Bank
Kenneth A. Budke, II, D.D.S.	Kenneth A. Budke, DDS 3217 Cedar Heights Dr. Cedar Falls, IA 50613	9501 Kimball Ave Waterloo, IA 50701	Director, Community National Bancorporation Director, Community National Bank
Ross D. Christensen, D.D.S.	Christensen, Christensen, Freeseman & Day 847 W. 4th St. Waterloo, IA 50702	1056 Prospect Blvd. Waterloo, IA 50701	Director, Chairman of Community National Bancorporation Director, Chairman of Community National Bank
Robert Cooper	Community Bank, Austin 805 N. Main St. Austin, MN 55912	1402 26th St. SW Austin, MN 55912	Director, Community Bank, Austin President and CEO, Community Bank, Austin
David Elrod, D.D.S.	Swift Elrod & Green DDS PA 800 1st Ave SW Austin, MN 55912	1805 14th St. SW Austin, MN 55912	Director, Community Bank, Austin
Darvin Habben	Crossroads Trailer Sales & Services, Inc. 2501 Crossroads Blvd. Albert Lea, MN 56007	21804 733rd Ave Albert Lea, MN 56007	Director, Community National Bancorporation Director, Community Bank, Austin

Thomas L. Hovland	Tom Hovland Enterprises, Inc. 3377 Fourth Street SW Mason City, IA 50401	6 Woodbine Road Mason City, IA 50401	Director, Community National Bancorporation Director, Community National Bank
Kenneth A. Lockard	Lockard Development Inc. 129 Plaza Circle PO Box 2220 Waterloo, IA 50704	8024 Slap Tail Trail Cedar Falls, IA 50613	Director, Secretary/Treasurer, Community National Bancorporation Director, Community National Bank
David R. Mason	Redfern Mason Larsen & Moore 415 Clay St., PO Box 627 Cedar Falls, IA 50613	8140 Beaver Hills Ln. Cedar Falls, IA 50613	Director, Community National Bank
Kathleen E. McCoy		1933 Crabapple Lane Waterloo, IA 50701	Director, Community National Bank
Rod L. Nordeng	Austin Medical Center 1000 1st Drive NW Austin, MN 55912	105 Overlie Dr. Rose Creek, MN 55970-8848	Director, Community Bank, Austin
Michael L. Peterson	Peterson Genetics, Inc. 1710 Adams, PO Box 339 Cedar Falls, IA 50613	3807 Alexis Blvd. Cedar Falls, IA 50613	Director, Community National Bancorporation Director, Community National Bank
Lance R. Pogones	Games People Play, Inc. 701 NW 18th Ave Austin, MN 55912	4206 12th Ave NW Austin, MN 55912	Director, Community Bank, Austin
Gary J. Ray		2001 Fourth Drive SW Austin, MN 55912	Director, Community Bank, Austin
Robert L. Smith, Jr.	University of Northern Iowa Center for Urban Education 800 Sycamore St. Waterloo, IA 50703	1108 Rachel St. Waterloo, IA 50701	Director, Community National Bancorporation Director, Community National Bank
Josef M. Vich	422 Commercial St. PO Box 1288 Waterloo, IA 50704	1525 Olympic Dr. Waterloo, IA 50701	Director, President & CEO, Community National Bancorporation Director, President & CEO Community National Bank Director, Chairman, Community Bank, Austin
Carter J. Wagner	The Joseph Company 2003 14th St. NE, Suite 106 Austin, MN 55912	106 24th St. NW Austin, MN 55912	Director, Community Bank, Austin
Richard C. Young	Young Plumbing & Heating 750 S. Hackett Rd. PO Box 1077 Waterloo, IA 50704	3849 Trent Lane Waterloo, IA 50701	Director, Community National Bancorporation Director, Community National Bank

No record owner holds 5% or more of any class of the Company's equity securities. To the best of the Company's knowledge, no person is a beneficial owner of 5% or more of any class of the Company's equity securities. All promoters and affiliates of the issuer are listed above. There is no underwriter in this offering.

Counsel to the Company are Robert A. Gamble and Beverly Evans of Davis, Brown, Koehn, Shors & Roberts, P.C., 215 10th Street, Des Moines, Iowa 50309 (515) 288 2500.

ITEM 2. Application of Rule 262

No person identified in response to Item 1 is subject to any of the disqualification provision set forth in Rule 262.

ITEM 3. Affiliate Sales

No portion of the proposed offering involves the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

No securities are to be offered by underwriters, dealers or salespersons. The securities are to be offered by the officers and directors of the Company only to current shareholders of the Company who are residents of the states of Minnesota, Iowa, Arizona, Florida, Illinois, Missouri, North Carolina, Ohio, South Dakota, Texas, and Wisconsin.

NOTICE TO ARIZONA RESIDENTS: THE MAXIMUM NUMBER OF SHARES THAT MAY BE PURCHASED BY ARIZONA RESIDENTS IS 12,500 SHARES. THE MAXIMUM AMOUNT OF THIS OFFERING TO ARIZONA RESIDENTS IS $100,000.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The Company issued 9,550 shares of common stock in 2008 to seven Directors and seven Officers upon exercise of outstanding options. Stock Options Exercised in 2008:

Shares	Exercise Price	Total
4,300	$10.00	$ 43,000.00
1,250	$11.00	$ 13,750.00
900	$13.50	$ 12,150.00
600	$15.17	$ 9,102.00
1,250	$17.80	$ 22,250.00
1,250	$19.09	$ 23,862.50
9,550		$124,114.50

ITEM 6. Other Present or Proposed Offerings

Neither the Company nor any of its affiliates is currently offering any securities in addition to those covered by this Form 1-A. The Company has contemplated, depending upon the amount of securities sold in this Offering, that additional shares may be offered in a subsequent private placement to accredited investors only. We anticipate that no such offering would commence prior to the expiration of no less than six months from the date of closing of this offering.

ITEM 7. Marketing Arrangements

There is no public market for our shares. All outstanding shares are subject to the terms of a shareholder Amended Buy-Sell Agreement (the "**Buy-Sell Agreement**"). Under the terms of the Buy-Sell Agreement, except for certain permitted transfers, no shares of the Company may be sold unless they are first offered to the Company and, if rejected by the Company, then to existing shareholders, at the current valuation price. In addition, the Buy-Sell Agreement generally prohibits a transfer:

- If, after the transfer, the number of shareholders would exceed four hundred ninety (490); or
- If the transfer would result in a violation of the Company's Articles of Incorporation.

Under the terms of the Buy-Sell Agreement, if the Company and shareholders have rejected an offer, then for a period of ninety (90) days following the rejection, the Shares may be sold to one or more transferees at such price as the parties may agree upon.

This offering is being conducted by the officers and directors of the Company, without the assistance of an underwriter or similar person.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in this offering statement as having prepared or certified any part thereof was employed on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Company or any of its parents or subsidiaries or was, or is, connected with the Company or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No written documents or broadcast scripts were used prior to the filing of this notification.

Community National Bancorporation

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock (to current shareholders of the Company only)
Maximum number of securities offered: 625,000
Minimum number of securities offered: N/A
Price per security: $8.00
Total proceeds: If maximum sold: $5,000,000 If minimum sold: N/A
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public?

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No
(See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No
(See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [X] Yes [ ] No
(See Question No. 25)

Is transfer of the securities restricted? [X] Yes [ ] No
(See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[X] Other (Specify): Has shown a profit in 8 of the last 12 years
(Check at least one, as appropriate)

This offering has been registered for offer and sale, or is exempt from registration requirements, in the following states:

State	State File No.	Effective Date
Arizona		
Florida		
Illinois		
Iowa		
Minnesota		
Missouri		
North Carolina		
Ohio		
South Dakota		
Texas		
Wisconsin		

OFFERS TO ARIZONA RESIDENTS ARE LIMITED TO $100,000

TABLE OF CONTENTS

The Buy-Sell Agreement, which is referenced in this Offering Circular, was sent to all shareholders in March 2009. A separate copy is available upon request..

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 213 pages.

1. THE COMPANY

Exact corporate name: Community National Bancorporation

State and date of incorporation: Iowa, February 10, 1997

Street address of principal office: 422 Commercial Street, Waterloo, Iowa 50704

Company Telephone Number: (319) 291-2000

Fiscal year: December 31
(month) (day)

Person(s) to contact at Company with respect to offering:

Josef M. Vich and E. Michael Farrell

Telephone number (if different from above): ( ) ______________

2. RISK FACTORS

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e. those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Community National Bancorporation is a bank holding company with two subsidiary banks, Community National Bank (the "**Iowa Bank**") and Community Bank, Austin, (the "**Minnesota Bank**"). In this Offering Circular we refer to the Iowa Bank and the Minnesota Bank together as the "**Banks.**" As used in this Offering Circular, the terms the "Company", "us", "we" or " our" all refer to the Company and the Banks.

The purchase of the Shares involves significant risks and should be undertaken only by persons who can afford to sustain a loss of their investment. In addition to considerations bearing on their individual situations and the information set forth elsewhere in this Memorandum, prospective investors should consider the following risk factors:

Recent Losses.

The shares offered in this Offering Circular represent an equity investment in the Company, which owns one hundred percent (100%) of the capital stock of the Banks. The operations of the Company and the Banks are subject to the types of business risks generally inherent in all business enterprises as well as specific risks which are unique to banks.

On a consolidated basis, the Company experienced losses of $4.2 million for the year ended December 31, 2008 and $1.2 million for the year ended December 31, 2007. The Iowa Bank experienced losses of $1.67 million for the year ended December 31, 2008 and $578,000 for the year ended December 31, 2007. The Minnesota Bank experienced losses of $1.72 million for the year ended December 31, 2008 and $110,000 for the year ended December 31, 2007.

On a consolidated basis, the Company experienced losses of $337,000 for the quarter ended March 31, 2009 and $135,000 for the quarter ended March 31, 2008. The Iowa Bank experienced income of $25,000 for the quarter ended March 31, 2009 and $114,000 for the quarter ended March 31, 2008. The Minnesota Bank experienced losses of $207,000 for the quarter ended March 31, 2009 and $92,000 for the quarter ended March 31, 2008.

Prior to 2007, the Company had operated profitably since 1999. Assuming the receipt of proceeds of at least $3 million in this offering and general economic stabilization, we expect the Company to begin to recognize profit within the next two years. However, there is no assurance that the Company and the Banks will generate sufficient revenues to achieve or maintain profitability. See our Financial Statements attached hereto as Schedule 1. Also see Items 3(a), 47 and Item 48 below.

Our participation in out-of-market loans has resulted in asset impairments that adversely affect our results of operation and may adversely affect our future results.

In recent years we have participated in loans relating to business undertakings located in a variety of locations outside of our market areas. We have experienced significant asset impairments related to those participations. While we are no longer making such loans, we will continue to be affected adversely by non performing, out-of-market loans during 2009 and 2010. We may experience additional asset impairments in the future, which would have a continuing adverse effect on our operating results. See Item 48 below.

Potential adverse effect of unpredictable economic conditions may have an adverse effect on our success.

The majority of our borrowers and depositors are individuals and businesses located and doing business in our primary service area, which consists of the communities that reside within a five-mile radius of our Bank offices in the market areas. Our success will therefore depend on the general economic conditions in our primary service area, which management cannot predict with certainty. Factors that adversely affect the economy could adversely affect our performance. Specifically, an adverse change in the local economy would make it more difficult for borrowers to repay their loans, which could lead to additional loan losses. See Items 3(b), 47 and 48 below.

Declines in market area real estate values could adversely affect us.

We expect that many of the Banks' future loans will be made to businesses involved in real estate or will be secured by real estate located in the market areas. Declines in real estate values from the value at the time of any such loan could significantly reduce the ability of real estate-related businesses to repay their loans, cause us to curtail the volume of loans we would be able to make to these types of businesses, and reduce the value of the real estate collateral securing our loans. Reductions in collateral value could require that the Banks record additional loan loss reserves and, upon foreclosure, to carry a foreclosed property on the books as a nonperforming asset, all of which would adversely affect the Banks' results of operations and delay profitability. Real estate values reflect the following, among other variables:

- the socioeconomic conditions of the area where real estate collateral is located;
- fluctuations in interest rates;
- availability of credit;
- property and income tax laws;
- local zoning ordinances governing the manner in which real estate may be used; and
- federal, state and local environmental regulations.

See Items 3(a) and 47 below.

Our small business customers may lack the resources to weather a downturn in the economy.

One of the primary focal points of the Banks' business development is serving the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than do larger businesses. If economic conditions are generally unfavorable in the market areas, the Banks' business customers may not be able to fully repay their loans and a Bank could suffer additional loan losses as a result. Consequently, the Banks may assume greater lending risks than other financial institutions that have a smaller concentration of those types of loans, and which tend to make loans to larger businesses. See Items 3(a), 3(d), 11, and 47 below.

Lack of Public Market; Lack of Liquidity; Restrictions on Transfer.

There is presently no market for the Shares and it is unlikely that an active trading market will ever develop. The shares offered under this offering are subject to the Amended Buy-Sell Agreement as amended, (the "**Buy-Sell Agreement**") which all shareholders are required to execute. See the Buy-Sell Agreement, recently provided to all shareholders of the Company. See Items 25 and 27 below.

Lending Risks and Lending Limits.

The risk of nonpayment of loans is inherent in commercial banking, and such nonpayment, if it occurs, may have a material adverse effect on the Banks' earnings and the overall financial condition of the Company, as well as the value of its shares. Management will attempt to minimize the Banks' credit exposure by carefully monitoring the concentration of loans within specific industries and through prudent loan application and approval procedures, but there can be no assurance that such monitoring and procedures will reduce the inherent lending risks. The Board of Directors of each Bank has established an allowance for loan and lease losses that they believe to be adequate for the current loan portfolio. The Enforcement Action described below was required by the OCC as a result of the greater than anticipated loan losses experienced by the Iowa Bank. See Items 3(i), 4, 11 and 47 below.

The OCC Enforcement Action.

During 2007 and 2008, and the first quarter of 2009, the Iowa Bank has experienced greater than normal loan losses and problem loans. The level of losses and problem loans has resulted in an agreement (the "**Enforcement Action**") between the Iowa Bank and the Office of the Comptroller of the Currency ("**OCC**") relating to management and loan administration. The Enforcement Action requires that the Iowa Bank adopt improved policies and procedures relating to existing loans and loan administration and that the Iowa Bank maintain specified minimum capital ratios. The Iowa Bank is in compliance with the minimum capital ratios and the Company believes that the Iowa Bank is making substantial progress toward compliance with other terms of the Enforcement Action. No assurance can be given as to how long the Enforcement Action will remain in effect. See Item 3(i) below.

Monetary Policy and Other Economic Factors.

Changes in governmental economic and monetary policy and banking and credit regulations may affect the ability of the Banks to attract deposits, and the demand for commercial and consumer loans and real estate mortgages. Recent instability in the financial markets may result in unanticipated changes in monetary policy or in banking and credit regulation. The rate of interest payable on deposits and chargeable on loans is further subject to governmental regulations, actions taken by the Federal Reserve Board ("**FRB**") and fiscal policy, as well as national, state and local economic growth, employment rates and population trends. See Items 3(c) and 3(i) below.

Limited Market Areas

The Company is a bank holding company operating pursuant to regulatory approval received on August 1, 1997. All regulatory applications were approved and Community National Bank (the "**Iowa Bank**") opened for business as a national bank on August 18, 1997, with its principal office located in Waterloo, Iowa. On the 4th day of June, 2004, the Company established a Minnesota state chartered bank in Austin, Minnesota known as Community Bank, Austin, Austin, Minnesota 55912 (the "**Minnesota Bank**"). In this Offering Circular we refer to the Iowa Bank and the Minnesota Bank together as the "**Banks.**"

The Banks operate in limited geographic areas, each with a fairly small population base. The principal office for the Iowa Bank is located at 422 Commercial Street, Waterloo, Iowa. Since opening, the Iowa Bank has established offices in the Waterloo, Cedar Falls and the Mason City areas. The principal office for the Minnesota Bank is located at 805 North Main Street, Austin, Minnesota 55912. The Minnesota Bank now has five offices located in Mankato, Albert Lea and Austin, Minnesota. We are dependent upon these areas as the primary source for our deposits and to support our loan portfolios. Continuing economic problems in these areas are likely to have a direct adverse impact on the Banks. See Item 3(b) below.

Competition.

The banking environment in Iowa and southern Minnesota is extremely competitive. Our future profitability will depend on our ability to compete successfully. Within the market areas, numerous commercial banks, mortgage brokers, finance companies, credit unions, investment firms, and private lenders compete with the Banks for deposits, loans and trust services. Although we will compete primarily with other financial institutions in our market area, we may also compete with internet banks and financial institutions located throughout the United States. Some of these institutions are not subject to the same degree of regulation as we are. Some of these competitors have an established employee and customer base, significantly greater resources than the Company and the Banks, higher lending limits, and a wide range of deposit, loan and mortgage instruments and banking services, including trust services. Such competitors are able to conduct intensive and broad-based promotional efforts to reach customers. See Item 3(c) below.

Federal and State Governmental Regulation and Changing Regulation of the Financial Services Industry.

The banking industry is highly regulated by both federal and state regulatory authorities. Regulation includes, among other things, capital requirements, reserve requirements, dividend limitations, limitations on products and services offered, geographical limits, consumer credit regulations, community investment requirements, privacy regulations, and restrictions on transactions with affiliated parties. Financial institution regulation has been the subject of significant legislation in recent months and years, will likely be the subject of further significant legislation in the future, and is not within the control of the Company. This regulation substantially affects the business and financial results of all financial institutions and holding companies, including the Company and the Banks, and will continue to do so.

As a member of the banking industry, the Company is affected by general economic conditions, particularly as these conditions affect the Iowa and Minnesota communities served by the Banks. A financial institution's earnings also depend to a large extent upon the relationship between the cost of funds (primarily deposits) and the yield on earning assets (loans and investments). This relationship, known as the interest rate margin or "spread," is subject to fluctuation and is affected by regulatory, economic, and competitive factors which influence interest rates, the volume and rate of interest on interest-earning assets and interest-bearing liabilities, and the level of non-performing assets.

The Company and the Banks are subject to extensive federal and state legislation, regulation and supervision by regulatory authorities, including the Federal Deposit Insurance Corporation ("**FDIC**"), the OCC, the FRB, and the Minnesota Department of Commerce. Changes in legislation and regulations will continue to have a significant impact on the banking industry. Although some of the legislative and regulatory changes may benefit the Company and the Banks, other legislative or regulatory changes may increase their cost of doing business and assist competitors of the Company and the Banks.

The financial services industry has received significant legislative attention in recent years, resulting in increased regulation in some areas and deregulation in other areas. As a result, banks now face competition from other financial institutions, such as credit unions, farm credit, and money market funds, in areas which previously were almost the exclusive domain of banks.

Recent instability in the financial markets will likely lead to increased regulation. Each Bank's earnings will be largely dependent upon the difference, or spread, between the rates of interest paid by the Bank on deposits and its other borrowings and the rates of interest received by the Bank on loans to customers and earnings from its investment portfolio. These rates are highly sensitive to many factors outside the control of the Banks. Thus, while regulatory changes may result in the Banks' paying increased interest rates to obtain deposits, the Banks may not be able to increase the rate of return on their respective loans and investment portfolios, in which event the spread would be reduced, adversely affecting the profitability of the Banks and the Company. See Item 3(i) below.

We operate in a highly regulated industry, which adds significant costs to our operations.

The Company and the Banks are subject to extensive regulation. Supervision, regulation and examination of banks and bank holding companies by regulatory agencies are intended primarily to protect depositors rather than shareholders. These regulatory agencies examine bank holding companies and commercial banks, and establish capital and other financial requirements. Under certain circumstances, the Company may be called upon to provide capital to one or both of the Banks, or one of the Banks may be called upon to reimburse the FDIC for a loss or anticipated loss caused by the other Bank. The costs of regulatory compliance are rising. See Item 3(i) below.

Under Federal Reserve regulations, approval by the Federal Reserve Board will be required to permit a bank holding company to acquire control of more than five percent (5.00%) of the outstanding shares of a Bank or the Company. In addition, sixty (60) days prior written notice must be given to the Federal Reserve Board prior to the acquisition of control of a Bank or the Company by any person or group of persons "acting in concert." Control is defined to mean owning, controlling, or holding power to vote twenty-five percent (25%) or more of any class of voting securities. However, there is a rebuttable presumption of control by such person or persons acting in concert that own, control, or hold power to vote ten percent (10%) or more of any class of voting shares.

Anti-Takeover Provisions; Change in Control Agreements; Indemnification.

The Company's Articles of Incorporation and the Buy-Sell Agreement contain provisions which may have the effect of delaying, deferring or preventing certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the shareholders might otherwise receive a premium for their Shares over current market prices, and may limit the ability of the shareholders to approve transactions that they may deem to be in their best interests. The Company's Articles and the Banks' Articles and Bylaws provide for the indemnification of its officers and directors and insulate its officers and directors from liability for breaches of certain duties of care. See Exhibit B (Article of Incorporation) and Exhibit C (Bylaws) attached hereto. See also the Buy-Sell Agreement provided to all shareholders in March 2009 as well as Items 25 and 27 below.

Our ability to access markets for funding and acquire and retain customers could be adversely affected to the extent the financial service industry's reputation is damaged.

The financial services industry continues to be featured in negative headlines about the global and national credit crisis and the resulting stabilization legislation enacted by the U.S. federal government. These reports could be damaging to the industry's image and potentially erode consumer confidence in insured financial institutions, such as our Banks. See Item 3(b) below.

Our ability to pay dividends is limited.

We do not plan to pay dividends in the foreseeable future. We will initially have no source of income other than dividends that we receive from the Banks. Our ability to pay dividends to you will therefore depend on the Banks' ability to pay dividends to us. Bank holding companies and banks are both subject to significant regulatory restrictions on the payment of cash dividends. In light of these restrictions and our need to retain and build capital, it will be the policy of our boards of directors to reinvest earnings for the period of time necessary to help support the success of our operations. Terms of certain financings also may limit our ability to pay dividends. See Items 3(j) and 19 below. Our future dividend policy will depend on our earnings, capital requirements, financial condition and other factors that our boards of directors consider relevant. We may not ever be able to pay dividends. See Item 19 below.

This offering is being conducted without the advice of a professional underwriter.

The common stock being sold in this offering is being sold directly by our organizers, directors and executive officers, none of whom will receive any commissions or other remuneration for such sales. This offering is not underwritten or being sold through the Financial Industry Regulatory Authority or any licensed broker-dealer. Thus, there has been no independent review conducted of the terms of this offering or of any other matters covered in this prospectus. See Items 9, 12 and 24 below.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) *Describe in detail what business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.*

Community National Bancorporation (the "**Company**") is a bank holding company with two wholly owned bank subsidiaries, Community National Bank, Waterloo, Iowa (the "**Iowa Bank**") and Community Bank, Austin, Minnesota (the "**Minnesota Bank**"). The Iowa Bank is nationally chartered with trust and fiduciary powers pursuant to federal law and regulated by the Office of the Comptroller of the Currency ("**OCC**") and has deposit insurance through the Federal Deposit Insurance Corporation ("**FDIC**"). The Minnesota Bank is a state chartered Federal Reserve member bank. It is regulated by the Minnesota Department of Commerce and the Federal Reserve System and has deposit insurance through the FDIC. The Banks provide traditional banking services in their local market areas from their Iowa offices located in Waterloo, Cedar Falls, and Mason City and their Minnesota offices located in Austin, Albert Lea, and Mankato.

On a consolidated basis as of December 31, 2008, the Banks have a loan portfolio that is approximately 50% commercial real estate, 26% other commercial, 22% residential real estate and 2% consumer loans. Loan demand has been affected by a lagging overall economy. As a result, for example, the Banks' residential real estate loan portfolio declined approximately $9 million from December 31, 2007 to December 31, 2008.

As of December 31, 2008, the Banks had aggregate loans of $234.1 million and allowance for loan losses of $5.4 million as compared to $294.1 million and allowance for loan losses of $3.8

million as of December 31, 2007. On March 31, 2009, aggregate loans were $221.2 million with allowance for loan losses of $5.3 million.

As of December 31, 2008 and 2007, the Banks had non-accrual loans of approximately $10.7 million and $5.0 million, respectively, that were considered impaired. As of March 31, 2009, non-accrual loans totaled $13.4 million. The Banks had $624,000 and $336,000 in outstanding loans 90 days or more past due and still accruing interest at December 31, 2008 and 2007, respectively. As of March 31, 2009, these loans totaled $1.7 million. The valuation allowance for impaired loans totaled approximately $1.4 million and $281,000 at December 31, 2008 and 2007 respectively. These loans totaled $1.2 million as of March 31, 2009.

For the years ended December 31, 2008 and 2007, the average investment in loans considered to be impaired was approximately $7.3 million and $2.5 million, respectively. Lost interest from these loans was approximately $534,000 and $616,000 for the years ended December 31, 2008 and 2007, respectively.

Total net loans were $228.7 million as of December 31, 2008 as compared to $290.4 million as of December 31, 2007. Total net loans were $215.9 million as of March 31, 2009 as compared to $274.7 million as of March 31, 2008.

Although we have experienced loan losses in recent years, we believe the Banks have a well-seasoned commercial lending officer core. Originating commercial real estate loans and small business lending remains a strong niche for both Banks. Our long-term goal is to maintain high loan quality standards, with past due loans at or below peer norms based upon Uniform Bank Performance reports.

The Banks' investment portfolios have developed into a mixed portfolio of U.S. Agencies and tax-exempt municipal bonds, with government-sponsored mortgage-backed issues. The primary purpose of the portfolio is to provide liquidity to the Banks, and therefore the average investment life is less than 4 years.

The Iowa Bank maintains seven different locations, four in the Waterloo/ Cedar Falls area, and three in Mason City. The Minnesota Bank maintains five locations, three in Austin, one in Mankato, and one in Albert Lea. All of the locations are owned by the Banks, except for three Hy-Vee locations in Minnesota. Total fixed assets on a consolidated basis, including furnishings and equipment, have a total recorded book value of approximately $11.0 million net of accumulated depreciation as of December 31, 2008.

The Banks have experienced a decrease in deposits in recent months.

The Banks together had $34.5 million in non-interest-bearing deposits and $217.1 million in interest-bearing deposits, for a total of $251.6 million in deposits as of December 31, 2008. The Banks together had $31.3 million in non-interest-bearing deposits and $275.4 million in interest-bearing deposits, for a total of $306.7 million in deposits as of December 31, 2007.

The Banks together had $28.8 million in non-interest-bearing deposits and $218.9 million in interest-bearing deposits, for a total of $247.7 million in deposits as of March 31, 2009, as compared to $37.4 million in non-interest-bearing deposits and $271.8 million in interest-bearing deposits, for a total of $309.2 million in deposits as of March 31, 2008.

At December 31, 2008, there were $108.5 million in certificates of deposit outstanding, and certificates of deposit totaling $71.7 million; $36.4 million; and $489,000 were scheduled to mature during 2009, 2010, and after 2011, respectively. At March 31, 2009, there were $106.4 million in certificates of deposit outstanding.

The Banks have not placed emphasis on single-customer large deposits in excess of $100,000, brokered CDs and public funds CDs. This places increasing importance on building relationships with consumers and small business customers. For the years ending December 31, 2008 and 2007, time deposits for the Banks represent 43% and 56% respectively of total deposits. The Company believes that the decline in deposits was the result of overall economic conditions and planned shrinkage due to declining loan demand.

The Federal Home Loan Bank has provided credit to the Banks to provide liquidity and fund loan growth. As of March 31, 2009, the Federal Home Loan Bank advances of $18.5 million bear fixed rates of interest ranging from 2.29% to 5.19% and have various maturities ranging from May 2009 to September 2011. Principal on long-term advances is due at maturity and interest is payable monthly. All of the notes contain put or prepayment options permitting the Banks to prepay obligations prior to contractual maturity dates. The term notes payable are subject to the terms and conditions of the Federal Home Loan Bank Credit Policy and Agreement for Advances, Pledge and Security Agreement. Under the agreement, the Banks have pledged their investment in Federal Home Loan Bank stock, and one to four family residential real estate mortgage loans of approximately $22.9 million, commercial real estate loans of approximately $11.3 million and investment securities of approximately $2.9 million.

As more fully described below under item 3(j), the Company utilizes wholly owned statutory business trust subsidiaries to issue shares of trust preferred securities and related common securities of two business trusts. The net proceeds of the trust preferred securities were used to acquire debentures issued by the Company. The debentures qualify as Tier I or Tier II capital in the approximate amount of $6.5 million under guidance issued by the Federal Reserve Board. Interest on the debentures is payable quarterly.

Although stockholders' equity of the Company grew steadily from 1997 through 2006, stockholders' equity declined from $23.0 million as of December 31, 2007 to $19.1 million as of December 31, 2008 and $18.7 million as of March 31, 2009. Both of the Banks maintain capital levels that would be considered "well capitalized" as defined by the regulations. Under the Enforcement Agreement, the Iowa Bank is subject to higher capital requirements. The Iowa Bank has met those requirements, but will be considered "adequately capitalized" as long as the Enforcement Agreement is in effect.

As of December 31, 2008 and March 31, 2009, the Company had 1,574,793 shares issued and outstanding. Book value per share grew from year-end 1997 at $8.85, to $12.12 at the end of

2008. The book value of the Company as of December 31, 2008 was $19.1 million or $12.12 per share. This is a decrease from a book value of $23.0 million, or $14.72 per share, as of December 31, 2007. The book value of the Company as of March 31, 2009 was $18.7 million, or $11.87 per share, as compared to $23.1 million, or $14.71 per share, as of March 31, 2008.

An annual appraisal of the Company is required by the terms of our Buy-Sell Agreement. BCC Advisers, Des Moines, Iowa, independently conducted an appraisal of the Company stock for 2007 and 2008. The values for year-end 2007 and 2008 were $18.48 and $11.10 respectively. The BCC report was prepared as of December 31. A valuation as of a different date would likely result in a different value. BCC did not review specific loan files or provide an opinion as to the adequacy of the reserve for loan losses. Although the report is not attached to this Offering Circular because of the size of the document, the December 31, 2008 report from BCC is available to any shareholder upon request.

The financial performance of the Company on a consolidated basis has declined since 2006. The Banks are striving to achieve a net interest margin similar to other peers in the industry. In addition, the Banks have implemented products and services to increase their non-interest income.

Based on the audited financial reports of the Company, the net income (loss) on a consolidated basis for each year since inception is as follows:

- 1997 ($769,127)
- 1998 ($741,545)
- 1999 $739,480 – includes a tax benefit of $435,000 from recognition of a loss carryforward.
- 2000 $480,926
- 2001 $758,127
- 2002 $1,314,028
- 2003 $1,357,477
- 2004 $1,332,942
- 2005 $2,012,540
- 2006 $1,823,219
- 2007 ($1,237,425)
- 2008 ($4,240,894)

The Company believes that the net losses in 2007 and 2008 were primarily the result of a decline in net interest income, increased loan loss provision, increased operating costs in the Minnesota Bank and a goodwill impairment charge.

Total assets of the Company were $305.6 million as of December 31, 2008, compared to $363.8 million as of December 31, 2007. Total assets of the Company were $299.3 million as of March 31, 2009, compared to $369.2 million as of March 31, 2008. The Company believes that the general decline in the financial performance of the Banks is a result of overall economic conditions.

(b) *Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.*

The Company is a bank holding company operating pursuant to regulatory approval received on August 1, 1997. All regulatory applications were approved and the Iowa Bank opened for business as a national bank on August 18, 1997, with its principal office located in Waterloo, Iowa. Since opening, the Iowa Bank has established seven offices in the Waterloo, Cedar Falls and the Mason City areas. The Minnesota Bank opened for business as a Minnesota state chartered bank on June 4, 2004, with its principal office located in Austin, Minnesota. Since opening, the Minnesota Bank has established five offices in the Austin, Albert Lea and Mankato areas.

The Company has no operations independent of the Banks and relies on dividends from the Banks as the source of its income. In general, the Banks' principal business is attracting deposits and using such deposits, together with other funds, to make various types of loans and other investments. The Banks' income is derived from interest on loans and investment securities and trust fees, as well as from fees relating to loans, deposit accounts, and other bank services. The principal sources of funds for the Banks' lending activities are deposits, capital, amortization and prepayments of outstanding loans, borrowings, and sales of loans and participations in loans. The Banks' principal expenses are interest paid on deposits, salaries and benefits, occupancy expenses and normal operating costs.

As described in Section 3(a) above, the Company has experienced losses in each of the past two years. We believe these losses are primarily due to the current recession, the resulting increase in the loan loss provision, and the declining values of commercial real estate. The Banks have implemented several new policies and procedures to improve the Banks' underwriting and credit administration in the future. Even though there will likely be additional losses, with these efforts the Company anticipates an improved 2009, with earnings and growth continuing to improve through 2010 and returning to more normal levels in 2011.

(c) *Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.*

The banking industry has been under considerable strain over the past several months, as evidenced by extensive negative press devoted to the financial industry in general. The entire industry experienced significant liquidity problems during the last six months of 2008 and during the first months of 2009 as financial markets experienced significant disruption. In addition, job losses and other results of deteriorating economic conditions have negatively impacted the cash flow, and thus the deposit levels of many bank customers.

The following statistics, which are derived from information available at the FDIC website http://www.fdic.gov, are illustrative of recent trends in the industry:

- FDIC-insured banks and other FDIC-insured institutions reported a net loss of $32.1 billion in the fourth quarter of 2008, which amount represents a decline of $32.7 billion from the $575 million profit that the industry reported for the fourth quarter of 2007. According to the FDIC, this is the first quarterly loss since 1990.

- 67% of all insured institutions were profitable in the 4th quarter 2008, compared to 81% of all insured institutions in the same quarter 2007.

- Average return on assets for insured institutions for the 4th quarter 2008 was -0.94%, as compared to 0.02% for the same quarter 2007.

- Average return on equity for insured institutions for the 4th quarter 2008 was -9.88%, as compared to 0.17% for the same quarter 2007.

- Net charge-off rate for all loans for insured institutions for the 4th quarter 2008, was 1.92% as compared to 0.84% for the same quarter 2007.

Many banks have suffered from troubled real estate and construction lending. The bad economy has forced many banks, including our Banks, to set aside additional reserves for losses. Although community banks have tended to concentrate on traditional banking activities, rather than trading in complicated financial instruments, many have been adversely affected by industry trends.

Many believe that the banking industry is showing some signs of recovery. Some large banks have recently announced better-than-expected profits. Federal economic-stimulus programs, very low interest rates and other efforts are helping the industry. However, the sector still faces many negative factors, including defaults on mortgages and other types of consumer and commercial loans. These negative factors limit the ability of banks to pay dividends to their shareholders and thereby have a negative effect on the value of their shares.

> *Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.*

The Banks face continuous, significant competition from other financial institutions in their market areas. The tables below show each of the Banks in relation to primary competitors:

SELECTED MARKET - BLACK HAWK COUNTY, IOWA (WATERLOO)

Institution Name	June 30, 2008 - Inside of Market		
	No. of Offices	Deposits ($000)	Market Share
US Bank National Association	5	281,124	19.35%
Regions Bank	7	266,881	18.37%
Wells Fargo Bank NA	5	222,576	15.32%
Community National Bank	4	163,176	11.23%
Lincoln Savings Bank	4	102,904	7.08%
BankIowa of Cedar Rapids	3	90,342	6.22%
Farmers State Bank	4	79,753	5.49%
First Security State Bank	3	72,423	4.99%
Liberty Bank FSB	2	64,885	4.47%
First National Bank	2	55,804	3.84%
Midwestone Bank	3	33,247	2.29%
Cedar Valley Bank & Trust	1	19,673	1.35%
Number of Institutions in Market: 12 TOTALS	43	1,452,788	100.00%

SELECTED MARKET - MOWER COUNTY, MINNESOTA (AUSTIN)

Institution Name	June 30, 2008 - Inside of Market		
	No. of Offices	Deposits ($000)	Market Share
Wells Fargo Bank NA	1	78,818	15.56%
US Bank National Association	2	67,905	13.41%
Home Federal Savings Bank	1	57,578	11.37%
Sterling State Bank	2	57,413	11.34%
First Farmers & Merchants STB	3	56,665	11.19%
Farmers STB of Adams, Minnesota	2	55,386	10.94%
Community Bank Austin	3	32,588	6.44%
First State Bank Minnesota	1	32,486	6.41%
Farmers State Bank of Elkton	2	30,124	5.95%
First Farmers & Merchants STB	2	23,511	4.64%
Farmers & Merchants STB Bloom	1	7,230	1.43%
First National Bank	1	6,708	1.32%
Number of Institutions in Market: 12 TOTALS	21	506,412	100.00%

SELECTED MARKET - CERRO GORDO COUNTY, IOWA (MASON CITY)

	June 30, 2008 - Inside of Market		
Institution Name	**No. of Offices**	**Deposits ($000)**	**Market Share**
First Citizens National Bank	2	208,923	22.99%
Clear Lake Bank & Trust Co.	3	164,722	18.13%
Wells Fargo Bank NA	2	157,133	17.29%
Bank of America NA	3	113,017	12.44%
US Bank National Assn.	2	75,332	8.29%
Community National Bank	3	56,621	6.23%
Northwoods State Bank	2	37,523	4.13%
First State Bank	4	34,176	3.76%
Manufacturers Bank & Trust Co.	2	29,192	3.21%
Farmers State Bank	3	27,979	3.08%
United Bank & Trust Co.	1	3,777	0.42%
Wells Federal Bank FSB	1	320	0.04%
Number of Institutions in Market: 12 TOTALS	28	908,715	100.00%

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

(d) *Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.*

The Banks provide products and services designed to attract small to medium-sized businesses through highly personalized, prompt and efficient services. We have assembled a Board of Directors for each of the Banks that includes representatives of various area businesses and professionals. We believe that these Boards are responsive to the changing needs of their respective communities and thus make it possible for the Banks to offer services and products tailored to those changing needs. We believe that this responsiveness enables the Banks to attract business and consumer customers. The Banks advertise their products and services through radio, television, newspapers, direct mail and other traditional advertising media.

The market area for the Iowa Bank is Black Hawk County and Cerro Gordo County, Iowa. These areas include the communities of Cedar Falls, Waterloo, and Mason City, Iowa.

The market area for the Minnesota Bank encompasses Mower County and, to a lesser extent, Freeborn County and Blue Earth County, Minnesota. These areas include the communities of Austin, Albert Lea, and Mankato, Minnesota.

Our marketing plan focuses on the following:

- Local decision making
- Prompt attention to loan requests with local decisions
- Exceptional customer service
- Competitive rates
- Community involvement
- Involvement of Board members and local investors

We believe that many businesses in the market areas desire the personal service and community awareness that a locally focused and operated independent bank may effectively provide.

With this strategy we have been profitable for eight out of the past twelve years of operations.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

This issue is not directly applicable to our business. Please see items 1(a) and 1(b) above, and items 45-48 below for a discussion of the Company's operating results.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

The Company has no employees. As of May 1, 2009, the Iowa Bank has 89 employees, including 46 administrative/management employees, 12 clerical employees and 31 other employees. As of May 1, 2009, the Minnesota Bank has 30.5 full-time equivalent employees, including 12 administrative/management employees, one clerical employee and 17.5 other full-time equivalent employees. We do not anticipate a significant variation from this number within the next 12 months. None of the Banks' employees are subject to collective bargaining agreements.

The Banks have a qualified profit sharing plan and 401(k) plan covering substantially all employees. The 401(k) feature of the plan permits employees to contribute to the plan and for 2008, the Bank Subsidiaries matched 100% of employee contributions on the first 2% of employee contributions and matched 50% of the employees next 4% of contributions for a total maximum contribution of 4%. For 2007, the Bank Subsidiaries matched 50% of the employee salary deferrals up to 6% of the employee's salary. The profit sharing plan provides for discretionary contributions as determined by the Board of Directors of the Bank Subsidiaries. For 2008 and 2002, 401(k) expense was $146,199 and $113,324, respectively. For 2008 and 2007, no profit sharing expense was authorized.

A non-qualified deferred compensation plan is maintained for an executive officer. The plan provides for the deferral of current compensation until it is payable over 120 months upon retirement. Also, a non-qualified phantom stock plan covering certain executive officers is maintained. Units are awarded annually and vest after five years. Total compensation expense relating to these plans for the years ended December 31, 2008 and 2007 was $31,181 and $46,662, respectively. Included in other liabilities are amounts accrued related to these plans of $217,256 and $186,075 as of December 31, 2008 and 2007, respectively.

In 1998 and 2002, the Company's stockholders approved stock option plans (the "**Plans**"). The 1998 Plan provided for the granting of a maximum of 68,500 options and the 2002 Plan provides for a maximum of 80,000 options to purchase common shares to designated directors and officers of the Company and the Bank Subsidiaries. The option price is determined by the Board at the time the stock option is granted, and the maximum term of an option may not exceed ten years. All outstanding stock options are exercisable. No stock options were granted during the years ended December 31, 2008 and 2007. Under the Plans as of December 31, 2008, the Company was authorized to grant options for an additional 13,500 shares of common stock.

A summary of options outstanding as of March 31, 2009 follows:

Exercise Prices	Options Outstanding	Weighted Average Remaining Life
$11.00	27,450	1.6 years
$13.50	19,600	3.0 years
$15.17	14,250	4.0 years
$17.80	20,350	6.0 years
$19.09	25,200	7.0 years
	106,850	

All of these options are fully vested. Due to the current economic conditions and the applicable exercise prices as compared to the price in this offering, we believe it unlikely that these options will be exercised in the foreseeable future.

The Company has a phantom stock plan designed to compensate directors of the Company and Community National Bank. Directors may elect to be compensated for director fees in the form of phantom stock rather than cash. Units of phantom stock are issued on a quarterly basis at book value. Units of phantom stock may be redeemed at the date specified by the director. Upon redemption, units of phantom stock will be redeemed for cash at fair market value. No shares of common stock will be issued as a result of the phantom stock plan.

As of December 31, 2008 and 2007, 72,537 and 65,387 units of phantom stock have been granted and remain outstanding. Included in other liabilities are deferred directors' fees of $805,161 and $1,241,935 relating to the value of the units from the phantom stock plan at December 31, 2008 and 2007, respectively. Included in other noninterest expense are deferred directors fees (income) expense of ($436,774) and $113,440 for the years ended December 31, 2008 and 2007, respectively.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

The Iowa Bank currently has the following locations, all of which are owned by the Bank:

<u>Cedar Falls</u>

Downtown *[1]
312 West First Street
Cedar Falls, IA 50613
Phone (319) 273-8917

University Avenue *[2]
6004 University Avenue
Cedar Falls, IA 50613
Phone (319) 266-0002

<u>Mason City</u>

Downtown *[3]
100 East State Street
Mason City, IA 50401
Phone (641) 423-2457

South *[4]
1620 South Federal Avenue
Mason City, IA 50401
Phone (641) 423-6270

West *[5]
3124 Fourth Street SW
Mason City, IA 50401
Phone (641) 423-2734

Waterloo

MAIN OFFICE Downtown *[6]
422 Commercial
P.O. Box 1288
Waterloo, IA 50704
Phone (319) 291-2000

Kimball *[7]
11 Tower Park Drive
Waterloo, IA 50701
Phone (319) 235-6709

The Minnesota Bank currently has the following offices:

The Minnesota Bank offices are all owned, except for those located in Hy-Vee stores. The terms of the leases on the Hy-Vee locations are as follows: $3,000 per month rent; 5-year term expiring 2012 with three 5-year renewal options.

Albert Lea *[8]

Albert Lea Hy-Vee
2708 Bridge Avenue
Albert Lea, MN 56007
Phone (507) 377-5002

Mankato *[9]

Mankato Hy-Vee Hilltop
2014 Adams Street
Mankato, MN 56001
Phone (507) 388-4951

Austin *[10]

MAIN OFFICE 805 North Main Street
PO Box C
Austin, MN 55912-0208
Phone: (507) 433-8822

Austin Hy-Vee *[12]
1001 18th Avenue NW
Austin, MN 55912
Phone (507) 434-0844

Austin North *[11]

900 18th Avenue NW
Austin, MN 55912-0208
Phone: (507) 434-4613

A general description of each office is listed below:

*[1] This office includes a retail branch offering all deposit and loan services in the front half and office space for deposit and loan operations in the back half.
*[2,4,5,7,11] These are typical retail branches offering all deposit and loan services and drive-up banking.
*[3] This is the main location for the Mason City market. This branch offers all loan and deposit services and provides support functions for the other branches in Mason City.
*[6] This is the main office of the Iowa Bank and the Company. The first floor is a retail branch offering all deposit and loan services. The second floor houses the Trust Department, along with Accounting, Internal Audit and other support functions. A partial third floor has been only partially finished for future expansion and is not being utilized at the current time.

*[8,9,12] These are all small retail branches located in Hy-Vee grocery stores. They provide all loan and deposit services but do not have drive-up banking.
*[10] This is the main location for the Minnesota Bank. This branch is a retail branch providing all loan and deposit services and drive-up banking, In addition administrative and support functions for the Minnesota branches are housed at this location.

The components of property and equipment as of December 31, 2008 and 2007, were as follows:

	2008	2007
Land and land improvements	$ 1,581,889	$ 1,572,826
Buildings and leasehold improvements	10,342,600	10,182,660
Furniture and equipment	3,866,320	3,736,909
Total cost	15,790,809	15,492,395
Accumulated depreciation	(4,753,467)	(4,032,690)
Total property and equipment, net	$11,037,342	$11,459,705

(h) *Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.*

The Company's operations do not depend, and are not expected to depend, upon such proprietary information.

(i) *If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.*

Financial institutions and their holding companies are extensively regulated under federal and state law. The Company and the Banks are subject to regulation and supervision by various governmental regulatory authorities including, but not limited to, the Federal Reserve Board, the OCC, the FDIC, the Minnesota Department of Commerce, the Internal Revenue Service, and state taxing authorities.

Federal and state laws and regulations generally applicable to financial institutions, such as the Company and the Banks, regulate, among other things, the scope of business, investments, reserves against deposits, capital levels, the nature and amount of collateral for loans, the establishment of new banks and branches, mergers, acquisitions, consolidations, and dividends.

This supervision and regulation is intended primarily to ensure the safe and sound operation of the Banks for the protection of the FDIC's bank insurance fund and depositors of financial institutions. Consequently, laws and regulations may impose limitations on the Company and the Banks that may not be in the best interests of the Company and its shareholders. The effect of such statutes, regulations, and policies can be significant, and cannot be predicted with a high degree of certainty. Modifications of the current system of regulation of financial institutions currently being discussed by the administration and Congress may have an adverse impact on the Company and the Banks.

The Company is a registered bank holding company under the Bank Holding Company Act and the regulations of the Federal Reserve. Applicable regulations cover many aspects of business conducted by the Company and the Banks, including, without limitation, loans, investments, dividends and corporate practices such as redemptions, mergers and acquisitions, changes of control, transactions with affiliates, non-banking activities, and capital adequacy.

Federal Reserve regulations require that the Company be a "source of managerial and financial strength" for its subsidiary Banks. Accordingly, the Company could be called upon to provide managerial support or to provide capital to either of the Banks in the event the Bank is not adequately capitalized. In addition, FDIC regulations provide that a bank may be liable to the FDIC for any loss incurred or reasonably anticipated to be incurred by the FDIC in connection with a default by a commonly controlled bank. Accordingly, in the event of a default by one of the Banks, the FDIC could require the other Bank to reimburse the FDIC. .

The Banks' deposits are insured by the Bank Insurance Fund, which is administered by the FDIC. The FDIC currently insures the deposits of the Banks up to $250,000 per insured account (as defined by law and regulation) with such insurance backed by the full faith and credit of the United States Government. This amount of insurance coverage is currently temporary and is set to return to the prior maximum of $100,000 per insured account on January 1, 2010. However, legislation pending in Congress may make permanent the $250,000 insurance per account. As insurer, the FDIC assesses deposit insurance premiums and is authorized to conduct examinations of, and require reporting by, FDIC-insured institutions. Deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Institutions assigned higher risk classifications pay deposit insurance premiums at a higher rate than the institutions assigned lower risk classifications. Future legislative action could modify FDIC insurance coverage and substantially modify premium assessment policies.

On February 27, 2009, the FDIC announced a one-time special assessment of 20 cents on every $100 of insured deposits designed to restore reserves to its deposit insurance fund. The FDIC adopted an interim rule imposing the 20 basis point emergency special assessment on the industry effective June 30, 2009. The assessment is to be collected on September 30, 2009. The interim rule would also permit the FDIC to impose an emergency special assessment after June 30, 2009, of up to 10 basis points if necessary. If the legislation pending in Congress is passed by the Senate and the House and signed by the President, the proposed special assessment could be reduced to 10 cents or less on every $100 of insured deposits because of increased FDIC borrowing power contained in the legislation.

If the FDIC imposes a special assessment of 10 basis points on deposits effective June 30, 2009 to be collected September 30, 2009, we project that the payment by the Iowa Bank will be aproximately $190,000 and the payment by the Minnesota Bank will be approximately $50,000. Such payments will have a negative effect on the income and capital of the Banks. However, we expect both Banks to remain Well Capitalized.[1]

Under Prompt Corrective Action regulations adopted by the FDIC and the OCC, each insured financial institution is assigned five categories to measure adequacy of an institution's capital. They are: (1) Well Capitalized; (2) Adequately Capitalized; (3) Undercapitalized; (4) Significantly Undercapitalized; and (5) Critically Undercapitalized. As shown in the following chart, each of the Banks is Well Capitalized.[1]

Regulatory Capital of Banks as of March 31, 2009

Tier 1 Leverage Ratio (Tier 1 Capital to Total Average Assets)		Iowa Bank	Minnesota Bank
Well Capitalized	5.0%	8.87%	5.55%
Adequately Capitalized	4.0%		
Tier 1 Risk Based Capital Ratio (Tier 1 Capital to Total Risk Weighted Assets)		**Iowa Bank**	**Minnesota Bank**
Well Capitalized	6.0%	11.31%	9.35%
Adequately Capitalized	4.0%		
Total Risk Based Capital Ratio (Total Risk Based Capital to Total Risk Weighted Assets)		**Iowa Bank**	**Minnesota Bank**
Well Capitalized	10.0%	12.57%	10.60%
Adequately Capitalized	8.0%		

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

The Company has two wholly owned bank subsidiaries, Community National Bank, Waterloo, Iowa (the "**Iowa Bank**") and Community Bank, Austin, Minnesota (the "**Minnesota Bank**"). The Iowa Bank is nationally chartered with trust and fiduciary powers pursuant to federal law and regulated by the OCC and has deposit insurance through the FDIC. The Minnesota Bank is a state chartered member bank. It is regulated by the Minnesota Department of Commerce and the Federal Reserve System and has deposit insurance through the FDIC. The Banks provide

[1] While the Iowa Bank satisfies the requirements to be well capitalized, the Iowa Bank is considered adequately capitalized as a result of the Enforcement Action. See Item 2 - Enforcement Action.

traditional banking services in their local Market Areas from their Iowa offices located in Waterloo, Cedar Falls, and Mason City and their Minnesota offices located in Austin, Albert Lea, and Mankato.

The Company also holds all of the voting securities of Community National (IA) Statutory Trust II and Community National (IA) Statutory Trust III (formed in 2007) (the "**Trusts**"). Each of the Trusts is a Delaware business trust created to be a finance subsidiary of the Company.

In September 2004, Community National Bancorporation Trust II issued 3,000 authorized shares of Trust Preferred Securities and received total proceeds of $3,000,000, less fees and expenses. In March 2007, Community National Bancorporation Trust III issued 3,500 authorized shares of trust preferred securities and received total proceeds of $3,500,000, less fees and expenses. The proceeds of both transactions have been delivered to the Company in return for a Note payable by the Company to the applicable Trust having terms that match the terms of the trust preferred securities. The Trusts were created solely as financing vehicles for the Company.

The Trusts and the Banks are referenced in this Offering Circular as the "Subsidiaries." All of the Subsidiaries are included in the consolidated Financial Statement attached as Schedule 1.

(k) *Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).*

The Company is an Iowa corporation incorporated on February 10, 1997. On August 18, 1997 the Company formed and capitalized a nationally chartered bank in Waterloo, Iowa, known as Community National Bank (the "**Iowa Bank**"). The Company currently has approximately 426 Shareholders.

The Iowa Bank began operations on August 18, 1997 with two locations, its principal office located in downtown Waterloo, Iowa and the Thunder Ridge Office located in Cedar Falls, Iowa. The number of locations in Waterloo / Cedar Falls has grown to seven with the addition of the Waterloo Kimball Office in August of 1998 and the University Avenue Office in May of 2000. The Iowa Bank expanded into the Mason City, Iowa market through the acquisition of three offices of Commercial Federal Savings Bank on August 10, 2001. To further enhance its Mason City market presence; on January 25, 2002 the Iowa Bank acquired the branch office of Northwest Federal Savings Bank doing business as Gateway Savings Bank. Those operations were merged into the three existing Mason City locations. In November of 2002, the Iowa Bank moved from its leased location at Thunder Ridge to a more centralized location in Cedar Falls, which offers full-service consumer and business products. The new building is also occupied by the deposit and loan operations center, which serves all seven Iowa Bank locations and the five Minnesota Bank locations:

On the 4th day of June, 2004, the Company established a Minnesota state chartered bank in Austin, Minnesota known as Community Bank, Austin (the "**Minnesota Bank**"). Also in 2004 the Minnesota Bank purchased an office in Austin, Minnesota, from another bank. As of September 21, 2007, Community Bank, Austin acquired three offices of Associated Bank that are operated from Hy-Vee grocery store locations. The purpose of the acquisition was to expand the Bank's market presence.

The Company currently does not have any pending or anticipated sales of assets, mergers, acquisitions, spin-offs, or recapitalizations. The Board is considering a number of options to address its capital needs, including the possible sale of loans, a Bank, or one or more offices of a bank, if the Board considers that such a sale would be in the best interests of the Company and the shareholders. The Company has not recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event or Milestone	**Expected manner of occurrence or method of achievement**	**Date or number of months after receipt of proceeds when should be accomplished**
(1) Reduction of loan loss provision requirement at the Iowa Bank.	Reduction of the provision can occur with a decrease in troubled and impaired loans. The overall risk in the loan portfolio should lessen as the economy improves. The 2009 loan loss provision is expected to be lower than the previous two years.	Fiscal year 2010
(2) Reduction of troubled loans to more normalized levels at the Iowa Bank.	These assets are under constant review by Bank Management and the lending team.	Fiscal year 2010
(3) Reduction of non-accrual assets at the Iowa Bank.	These loans are monitored frequently. Management believes that certain loan assets will be placed on accrual in 2009. However, the overall shift will occur in the following year.	Fiscal year 2010

(4) Liquidation of other real estate owned at the Iowa Bank.	The Iowa Bank has experienced recent success in the sale of other real estate owned and is aggressively marketing the remainder of its holdings.	Fiscal year 2009
(5) Reduction of operating expenses for both Banks.	Both Banks are currently implementing cost reduction methods and researching additional cost reduction strategies through a formalized process.	4th quarter 2009

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 & 12)

The events / milestones (1) through (3) are very closely connected. The Banks will experience much higher interest income as non-earning assets are reduced. Coupled with a reduction in the loan loss provision expense, the earnings of the Banks should improve significantly. However, without these events, earnings of the Banks will not improve.

The liquidation of other real estate owned (4) will improve earnings by reducing the associated costs of holding these assets and by allowing the Banks to invest the proceeds from the sale into an earning asset. Without this reduction, earnings will be negatively impacted.

The reduction of the operating expenses (5) will also impact the banks' earnings. Many of the expected savings will impact fiscal year 2009 and future years. Failure to identify significant cost savings will negatively impact earnings.

It is necessary for each of the Banks to return to profitability within the next two years so that dividend payments to the holding company can occur. Without these payments, the holding company will lack sufficient liquidity to meet its obligations.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimate time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Total: ($4,240,894).

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

N/A

7. *(a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) for this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar tangible items) minus total liabilities.*

The net tangible book value of the Company as of December 31, 2008 is $13.9 million or $8.80 per share. This compared with a net tangible book value of $16.7 million, or $10.69 per share, as of December 31, 2007. The net tangible book value of the Company as of March 31, 2009 is $13.5 million or $8.56 per share. This compared with a net tangible book value of $16.8 million, or $10.69 per share, as of March 31, 2008.

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

The net tangible book value per share as of March 31, 2009 is higher than the price of this offering. The Board of Directors set the offering price at this level as a response to over-all conditions of the economy, recent losses incurred by the Banks and the Company and the recognition that it may otherwise be difficult to raise adequate capital because of these conditions.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

No shares of common stock have been issued in 2009. The Company issued 9,550 shares of common stock in 2008 at an average price of $13.00 per share to seven Directors and seven Officers as follows:

One Director Exercised the following:

# Shares	Price	Exercise Date	Cash Amount
250	$10.00	23-Feb-08	$2,500.00
500	$11.00	23-Feb-08	$5,500.00
750	$11.00	23-Feb-08	$8,250.00
900	$13.50	23-Feb-08	$12,150.00
600	$15.17	23-Feb-08	$9,102.00
750	$17.80	23-Feb-08	$13,350.00
750	$19.09	23-Feb-08	$14,317.50
One Officer Exercised the following:			
500	$17.80	16-Sep-08	$8,900.00
500	$19.09	16-Sep-08	$9,545.00
Six Directors and Six Officers Exercised the following:			
250	$10.00	24-Sep-08	$2,500.00
250	$10.00	2-Dec-08	$2,500.00
250	$10.00	8-Dec-08	$2,500.00
250	$10.00	8-Dec-08	$2,500.00
200	$10.00	9-Dec-08	$2,000.00
500	$10.00	9-Dec-08	$5,000.00
250	$10.00	10-Dec-08	$2,500.00
250	$10.00	15-Dec-08	$2,500.00
100	$10.00	15-Dec-08	$1,000.00
1000	$10.00	15-Dec-08	$10,000.00
500	$10.00	15-Dec-08	$5,000.00
250	$10.00	15-Dec-08	$2,500.00
9,550			**$124,114.50**

8. *(a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)*

As shares in this offering will be sold only to existing shareholders of the Company, the investors in this offering will have 100% of the outstanding shares of the Company, subject to the potential issuance of 4,450 shares upon exercise of options by persons who are not currently shareholders of the company.

If every shareholder purchases shares in the offering, no shareholder will be diluted. Those who do not purchase shares in this offering will suffer dilution accordingly.

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $24.1 million.*

If the minimum is sold: ____N/A__

* This value assumes that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: ___$0____. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $1,626,020. As the exercise price for all of our outstanding options exceeds the offering price in this offering, we do not expect that such options will be exercised in the near future. If the exercise price on outstanding options is not included in the above, the post-offering value management is implicitly attributing to the entire Company by establishing the offering price would be $22.5 million.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If $3,000,000* Sold Amount	**If Maximum Sold Amount**
Total Proceeds	$3,000,000	$5,000,000
Less: Offering Expenses		
Commissions & Finders Fees		
Legal & Accounting	$ 50,000	$ 50,000
Copying & Advertising	$ 3,000	$ 3,000
Other (Specify):	0	0
Net Proceeds from Offering	$2,947,000	$4,947,000
Use of Net Proceeds:		
Provide capital funding to Minnesota Bank	$ 900,000	$ 900,000

Pay required interest payments on line of credit and trust preferred securities	$ 400,000	$ 400,000
Pay principal payment on line of credit	$ 500,000	$ 500,000
Establish cash reserve for operating expenses and interest payments	$ 625,000	$ 625,000
Remaining cash reserve	$ 522,000	$2,522,000
Total Use of Net Proceeds	$3,000,000	$5,000,000

*There is no minimum in this offering. This amount is included in this table only for purpose of illustration.

(b) *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.*

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

Order of priority in which proceeds will be used:

1) Provide capital funding to Minnesota Bank
2) Pay required interest payments on line of credit
3) Pay required principal payment on line of credit
4) Establish cash reserve for operating expenses
5) Pay required interest payments on trust preferred securities

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Funds from the operations of the Banks as described elsewhere in this Memorandum will be used in conjunction with the proceeds of this offering.

(b) *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

A portion of the proceeds will be used to make principal and interest payments on a $5,125,000 note to a creditor bank. The note matures 09-01-2009 and carries a fixed interest rate of 6.0% annually. The note is secured by the stock of both Banks. The lender has indicated a willingness to renew the note for another year if this stock offering is generally successful and we are able to make a 10% principal reduction on the note.

(c) *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

N/A

(d) *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:*

N/A

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

The Company is not in default on any obligations. The Company is experiencing cash flow and liquidity concerns, since its traditional primary sources of cash flow (dividends from Banks and income tax settlements) are not expected to generate any meaningful cash to the Company during 2009 and 2010. Consequently, proceeds from this offering are necessary to fund the ongoing cash needs of the Company. If the proceeds from this offering are not satisfactory, the Company may experience continued liquidity problems. The Company has issued subordinated debentures through two nonconsolidated subsidiary Trusts, each of which was created to raise capital through the issuance of trust preferred securities. Under the terms of the debentures, the Company has the option of deferring interest payments for up to 20 consecutive quarterly periods. To date, the Company has not deferred any payments. However, the Company is likely to elect this option in 2009 for an undetermined length of time. The Company is not subject to any unsatisfied judgments, liens, or settlement obligations.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

The losses incurred by the Banks have negatively impacted the Company's cash position and projected cash position during 2009. The current financial condition of the Bank Subsidiaries will not permit the upstream of dividend payments to the Company during 2009.

The Company's cash requirements during 2009 include expected costs to pay interest on Company debt obligations and other miscellaneous cash obligations for ongoing expenses. Also, the budgeted operating results for Community Bank, Austin indicate that the Minnesota Bank will likely require additional capital from the Company to remain well capitalized throughout 2009.

Management's plan for meeting its cash needs for 2009 will include the milestones discussed in Item 4 above and will likely include the continued exploration of obtaining funds through federal programs or other available sources. Management will also consider selling certain assets to raise additional cash.

Management believes these measures, along with at least $3 million in proceeds from this offering, will provide the Company with sufficient cash flow during 2009 to meet all its obligations as they become due.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

If the Maximum Sold Amount of $5,000,000 is obtained, the Company will maintain a cash reserve. The cash reserve will be used as needed to fund additional cash needs of the Company, including the possibility of funding additional principal payments on the outstanding line of credit.

CAPITALIZATION

13. Indicate the capitalization of the of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding As of 3/31/2009	
	3/31/2009 Actual	*$5 Million Maximum*
Debt:		
Short-term debt (avg. interest rate 3 %)	$ 5,023,965	$ 5,023,965
Long-term debt (avg interest rate 6.47 %)	$ 6,500,000	$ 6,500,000
Total debt	$11,523,965	$11,523,965
Shareholders equity (deficit)		
Preferred stock-par or stated value (by Class of preferred in order of preferences)	-0-	-0-
Common stock- par or stated value	$15,993,004	$20,993,004
Additional paid in capital	-0-	-0-
Accum other comprehensive income	$ 212,202	$ 212,202
Retained earnings (deficit)	$ 2,492,842	$ 2,492,842
Total stockholders equity (deficit)	$18,698,050	$23,698,050
Total capitalization	$30,222,015	$35,222,015

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shared Authorized	Per Share
1,000,000	-0-	N/A

Number of common shares authorized: 10,000,000 shares. Par or stated value per share, if any: -0-

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 106,850 shares.

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are:*

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ______________________
[ ] Other: ______________________

15. *The securities have:*

Yes	*No*	
[ ]	*[X]*	*Cumulative voting rights*
[ ]	*[X]*	*Other special voting rights*
[ ]	*[X]*	*Preemptive rights to purchase in new issues of shares*
[ ]	*[X]*	*Preferences as to dividends or interest*
[ ]	*[X]*	*Preference upon liquidation*
[ ]	*[X]*	*Other special rights or preferences (specify):* ______________________

Explain:

16. *Are the securities convertible?* *[ ] Yes* *[X] No*
If so, state conversion price or formula.
Date when co version becomes effective: ___/___/_____
Date when conversion expires: ___/___/_____

17. *(a)* *If securities are notes or other types of debt securities:* N/A

(1) *What is the interest rate?* ______ *%*
If interest rate is variable or multiple rates, describe: ______________________

(2) *What is the maturity date?* ____/___/_____
If serial maturity dates, describe: ______________________

(3) *Is there a mandatory sinking fund?* *[ ] Yes* *[ ] No*
Describe: ______________________

(4) *Is there a trust indenture?* *[ ] Yes* *[ ] No*
Name, address and telephone number of Trustee

(5) *Are the securities callable or subject to redemption?* *[ ] Yes* *[ ] No*
Describe, including redemption prices: ______________________

(6) *Are the securities collateralized by real or personal property?* *[ ] Yes* *[ ] No*
Describe: ______________________

(7) *If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.*

*How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $*__________

*How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $*__________

*How much indebtedness is junior (subordinated) to the securities? $*__________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ration of earning to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ration of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

	Last Fiscal Year		
	Actual	***Pro Forma***	
		Minimum	***Maximum***
"Earnings" / *"Fixed Charges"*	__________	__________	__________
If no earnings show "Fixed Charges" only	__________	__________	__________

Note: Care should be exercised in interpreting the significance of the ration of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. *If securities are Preference or Preferred stock:* N/A

Are unpaid dividends cumulative?	*[ ] Yes*	*[ ] No*
Are securities callable?	*[ ] Yes*	*[ ] No*
Explain:		

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw, or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restriction on dividends under loan or other financing agreements or otherwise:

The Company has issued subordinated debentures through two nonconsolidated subsidiary Trusts, each of which was created to raise capital through the issuance of trust preferred securities. The terms of these debentures allow the Company to defer interest payments for up to five years, but not beyond maturity. In the event that either of the Trusts defaults in the payment of any amounts owed under the trust preferred securities, or the Company defers payments in accordance with the terms of the debentures, so long as such default remains unremedied, or such deferral continues, the Company is restricted from paying any dividends on shares of the Company's common stock. See Item 3(j) for further information on the Trusts.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis:

N/A - No dividends are anticipated in the near future.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: N/A

Name:	____________	*Name:*	____________
Address:	____________	*Address:*	____________
	____________		____________
Telephone No.: ( )	____________	*Telephone No.: ( )*	____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. N/A

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Josef M. Vich	*Name:*	E. Michael Farrell
Address:	422 Commercial Street Waterloo, IA 50701	*Address:*	422 Commercial Street Waterloo, IA 50701
Telephone No.:	(319) 291-2000	*Telephone No.:*	(319) 291-2000

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [X] Yes [ ] No

This offering is limited to persons who are currently shareholders of the Company. Resale of the shares will be subject to the terms of the Buy-Sell Agreement. Under the terms of the Buy-Sell Agreement, except for certain permitted transfers, no shares of the Company may be sold unless they are first offered to the Company and, if rejected by the Company, then to existing shareholders at the current valuation price. In addition, the Buy-Sell Agreement generally prohibits a transfer:

- If, after the transfer, the number of shareholders would exceed four hundred ninety (490); or
- If the transfer would result in a violation of the Company's Articles of Incorporation.

Under the terms of the Buy-Sell Agreement, if the Company and the shareholders have rejected an offer, then for a period of ninety (90) days following the rejection, the shares may be sold to one or more transferees at such price as the parties may agree upon.

The maximum aggregate number of shares that may be purchased by Arizona residents is 12,500 shares. The maximum amount of this offering to Arizona residents is $100,000.

Each shareholder may subscribe for any number of shares, up to the maximum number of shares offered (625,000). We expect to hold one or more closings of this offering, the first of which will be on or about June 26, 2009, or such later date as the Company may determine (the "**Initial Closing**"). The final closing will be no later than August 31, 2009 (the "Final Closing"). All proceeds will be deposited in a checking account at the Iowa Bank designated "**Subscription Account**." The proceeds may be withdrawn from the Subscription Account by the Company at, or at any time after, the Initial Closing. The Subscription Account will be a non-interest bearing transaction account within the meaning of the FDIC Transaction Account Guarantee Program effective October 14, 2008 and extending through December 31, 2009. Accordingly, all funds in the Subscription Account are fully insured by the FDIC. See Subscription Agreement Exhibit A.

Although we reserve the right to deviate from the process described below, we intend to accept subscriptions using the following procedures:

1. <u>Pro-Rata Acceptance of Subscriptions</u>. At the Initial Closing we will accept subscriptions so that each subscriber may purchase one share for every share

currently owned, subject to a pro-rata reduction per subscriber in accordance with each subscriber's pre-offering percentage ownership of the Company as related to the percentage ownership of all other subscribers. The pro-rata reduction will be applied only to the extent the maximum number of shares offered in this offering is insufficient to allow each subscriber to purchase one share for every share currently owned.

2. Additional Shares. In the event one or more shareholders subscribe for shares in excess of the amount allocated under Step #1 above ("Additional Shares"), and subscriptions for less than 625,000 shares have been accepted, we will accept subscriptions for additional shares, up to the maximum amount. Such subscriptions will be accepted pro-rata in accordance with each subscriber's subscription for Additional Shares as related to the total number of Additional Shares subscribed in the offering.

Subscriptions will be considered complete and shares will be issued only upon receipt of full payment therefor by the Company. In the event the Company has accepted subscriptions from any shareholder in an amount less than the amount for which such shareholder has subscribed and paid, the amount of overpayment will be refunded within five business days of the Final Closing.

26. (a) Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

No minimum proceeds are required to be raised in this Offering and we have not established an escrow account with an independent third party. However, funds received from subscribers will be deposited into the Subscription Account with the Iowa Bank. Funds will be released from the Subscription Account for use by the Company, or returned to the investor, only in accordance with the provisions of the Subscription Agreement.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

There are currently no restrictions on the resale of outstanding shares under the Articles of Incorporation or Bylaws of the Company, except for restrictions that may apply to a proposed business combination involving an "Acquiring Person" as described in Article XI of the Articles of Incorporation that owns fifteen percent (15%) or more of the outstanding shares of the Company. The restriction generally requires an affirmative vote of the holders of not less than two-thirds of the outstanding common stock (other than shares beneficially owned by an Acquiring Person) to approve any merger or consolidation with an Acquiring Person or other reorganization of the Company, or sale, lease, or transfer of substantially all assets to an Acquiring Person.

A Change in Control Agreement between the Iowa Bank and Mr. Vich contains provisions permitting Mr. Vich to receive severance compensation in the event of a change in control of the Company or the Iowa Bank, which will make a change in control of the Company or the Iowa Bank more costly. In addition, certain other officers have executed Change in Control Agreements that provide for substantial compensation in the event the officer's employment is terminated due to a change of control. Federal laws require the approval of bank regulatory agencies prior to acquisition of control of a bank or bank holding company. These provisions may have the effect of delaying or preventing a change in control of the Company and the Banks and therefore could adversely affect the price of the shares.

The outstanding shares are subject to the Buy-Sell Agreement among the Company and the shareholders as described in Item 25 above.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon it stock or redeemed any securities, explain how much and when:

N/A

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer:

Title: President and CEO, Community National Bancorporation
President and CEO, Community National Bank
Chairman of the Board, Community Bank, Austin

Name: Josef M. Vich *Age:* 61

Office Street Address: 422 Commercial Street, Waterloo, IA 50701
Telephone No.: (319) 291-2000

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Community National Bancorporation, President and Chief Executive Officer
Community National Bank, Chief Executive Officer

Education (degrees, schools, and dates):

Iowa State University, Ames, Iowa	1965 -1969	B.S., English & Speech
University of Northern Iowa, Cedar Falls, Iowa		5/82 – 12/83 Level I, M.B.A.
State of Iowa, Board of Accountancy		CPA License issued 1/30/84

Also a Director of the Company *[X] Yes* *[ ] No*

Indicate amount of time to be spent on Company matters if less than full time:

30. *Chief Operating Officer:* NONE

31. *Chief Financial Officer:*

Title: Senior Vice President, Chief Financial Officer, Community National Bancorporation
Executive Vice President, Chief Financial Officer, Cashier, Community National Bank
Executive Vice President, Chief Financial Officer, Cashier, Community Bank, Austin

Name: E. Michael Farrell *Age:* 57

Office Street Address: 422 Commercial Street, Waterloo, IA 50701
Telephone No.: (319 291-2000)

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Same as above

Education (degrees, schools, and dates):

Wartburg College	BA, May 1973
Graduate School of Banking, Boulder, CO	August 1995
University of Iowa, Iowa City, IA	MBA, May 1999

Also a Director of the Company *[ ] Yes* *[X] No*

Indicate amount of time to be spent on Company matters if less than full time:

32. *Other Key Personnel:*

(A) *Name:* M. Jed Ellerbroek *Age:* 55

Title: Senior Vice President, Chief Lending Officer, Community National Bancorporation
Executive Vice President, Chief Lending Officer, Community National Bank
Executive Vice President, Chief Lending Officer, Community Bank, Austin

Office Street Address: 422 Commercial Street, Waterloo, IA 50701
Telephone No.: (319) 291-2000

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Same as above.

Education (degrees, schools, and dates):

University of South Dakota BS, 1976

Also a Director of the Company *[ ] Yes* *[X] No*

Indicate amount of time to be spent on Company matters if less than full time:

(B) *Name:* Stacey J. Bentley *Age:* 48

Title: Cedar Valley Market President & Chief Retail Officer

Office Street Address: 422 Commercial Street, Waterloo, IA 50701
Telephone No.: (319) 291-2000

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Same as above

Education (degrees, schools, and dates):

American Institute of Banking	General Banking Diploma
Graduate School of Banking, Univ. of Wisconsin	Graduate Degree, 2002

Also a Director of the Company *[ ] Yes* *[X] No*

Indicate amount of time to be spent on Company matters if less than full time:

(C) *Name:* Robert Cooper *Age:* 62

Title: President and CEO, Community Bank Austin

Office Street Address: 805 North Main, Austin, MN 55912
Telephone No.: (507) 433-8822

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Same as above.

Education (degrees, schools, and dates):

University of Northern Iowa	BA 1970
Graduate School of Banking, WI	Graduate Degree

Also a Director of the Company [ ] *Yes* [X] *No*

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. *Number of Directors:* Nine

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The Articles of Incorporation divide the Company directors into three groups. The terms of the directors are staggered so that each year a group of three will be elected for a three-year term.

34. *Information concerning outside or other Directors (i.e. those not described above):*

(A) *Name:* Dr. Kenneth A. Budke II *Age:* 61

Title: Owner

Office Street Address: 3217 Cedar Heights Dr., Cedar Falls, IA 50613
Telephone No.: (319) 277-6921

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self Employed - Kenneth A. Budke D.D.S. 1974 to present

Education (degrees, schools, and dates):

University of Northern Iowa, Cedar Falls, 1965-1968 BS: Pre-dentistry
University of Iowa, Iowa City, 1968-1972 D.D.S.: Dentistry

(B) *Name:* Dr. Ross D. Christensen *Age:* 69

Title: Owner

Office Street Address: 847 W. 4th Street, Waterloo, IA 50702
Telephone No.: (319) 234-4486

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self-Employed - Christensen, Christensen, Freeseman & Day 1968 to present

Education (degrees, schools, and dates):

University of Iowa, Iowa City, June 1964-June 1966 M.S. Orthodontic
University of Iowa, Iowa City, September 1960-June 1964 D.D.S.
University of Iowa, Iowa City, September 1958-June 1960 Biology

(C) *Name:* Darvin R. Habben *Age:* 58

Title: Owner and President

Office Street Address: 2501 Crossroads Blvd., Albert Lea, MN 56007
Telephone No.: (507) 373-4625

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self-Employed - Crossroads Trailer Sales & Service

Education (degrees, schools, and dates):

(D) *Name:* Thomas L. Hovland *Age:* 56

Title: Owner/President

Office Street Address: 3377 Fourth St. SW, Mason City, IA 50401
Telephone No.: (641) 423-5389

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Self-Employed - Hovland Enterprises, Inc.

Education (degrees, schools, and dates):

(E) *Name:* Kenneth A. Lockard *Age:* 54

Title: Owner/President

Office Street Address: 129 Plaza Circle, Waterloo, IA 50701
Telephone No.: (319) 277-6830

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Lockard Development, Inc., President
Iowa Securities Investment Corp., Chairman
Lockard Realty Company, President

Education (degrees, schools, and dates):

University of Northern Iowa, Cedar Falls - 1975-1977 Construction Tech.

(F) *Name:* Michael L. Peterson *Age:* 47

Title: Owner/President

Office Street Address: 1710 Adams, Cedar Falls, IA 50613
Telephone No.: (319) 266-1731

Name of employers, titles, and dates of positions held during past five years with an indication of job responsibilities.

Peterson Genetics, Inc., President 1987 to Present

Education (degrees, schools, and dates):

Iowa State University, Ames - B.S. in Agricultural Business

(G) *Name:* Robert L. Smith *Age:* 44

Title: Director

Office Street Address: 800 Sycamore St., Waterloo, IA 50703
Telephone No.: (319) 433-1220

Name of employers, titles, and dates of positions held during past five years with an indication of job responsibilities.

Director of University of Northern Iowa Center for Urban Education

Education (degrees, schools, and dates):

University of Iowa, Iowa City - 1983-1987	BA, Communication Studies
University of Northern Iowa, Cedar Falls - 1995	MA Youth/Human Services Agency Admin.

(H) *Name:* Richard C. Young *Age:* 61

Title: Owner

Office Street Address: 750 S. Hackett Rd., Waterloo, IA 50704
Telephone No.: (319) 234-4411

Name of employers, titles, and dates of positions held during past five years with an indication of job responsibilities:

Young Plumbing & Heating Co., President 1970 to Present

Education (degrees, schools, and dates):

University of Colorado, Boulder, CO 1966-1970

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[X] Yes [ ] No Explain:

Most officers of the Company and the Banks have worked in a financial institution prior to joining the Company or the Banks. Some of the directors have previously served on the boards of directors of other financial institutions or bank holding companies.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how, or other proprietary information.

The Company and the Banks have not taken any specific precautions to preclude claims by prior employers for conversion or theft of trade secrets, know-how, or other proprietary information. However, all employees of the Company and Banks have signed a Code of Ethics/Conflict of Interest Policy which we believe mitigates this risk. A copy of our Code of Ethics/Conflict of Interest Policy is available, without charge, upon request.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

N/A

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that requires the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a survive spouse.

The Company has purchased Bank-owned life insurance with Iowa Bank as beneficiary. Those insured are listed below:

INSURED	DEATH BENEFIT	
Allan D. Bangtson	$	713,876
Stacey J. Bentley	$	724,757
Marcia C. Borwig	$	840,082
Robert T. Buckley	$	274,487
Kenneth A. Budke II	$	321,607
Michael J. Ellerbroek	$	780,652
E. Michael Farrell	$	832,594
Howard P. Gallatin	$	963,237
Thomas L. Hovland	$	285,810
Robert H. Lembke	$	987,576
Kenneth A. Lockard	$	268,973

David R. Mason	$	348,449
Michael L. Peterson	$	243,056
Robert L. Smith, Jr.	$	266,918
Richard C. Young	$	313,577

In addition, the Iowa Bank has term life insurance policies owned by the Bank with the Bank listed as beneficiary as shown below.

INSURED	DEATH BENEFIT	
Josef M. Vich	$	1,000,000 *
Jed Ellerbroek	$	500,000
Stacey Bentley	$	500,000
Mike Farrell	$	500,000

* The proceeds of this policy may be used to pay the spouse of the insured for the amount not accrued under the insured's deferred compensation plan.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or any other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

None of our shareholders beneficially own directly or indirectly 10% or more of the common or preferred stock of the Company.

Class of Shares	***Average Price Per Share***	***No. of Shares Now Held***	***% of Total***	***No. of Shares After Offering if All Securities Sold***	***% of Total***
Name: _______					
___________	___________	___________	___________	___________	___________
___________	___________	___________	___________	___________	___________

Office Street Address:

____

____

____

Telephone No. ( )_____ - ____________

Principal occupation: ______________________________

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering: 370,697 *shares (22.6% of total outstanding).* This includes currently exercisable options to purchase 62,850 shares.

After offering: a) Assuming that each director and executive officer of the Company purchases one share in this offering for each shares currently owned, and including 62,850 currently exercisable options, the officers and directors as a group would own 678,544 shares (30% of total outstanding).

b) Assuming maximum securities sold: __________ *shares (*______*% of total outstanding)*

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. *(a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

N/A

(b) If any of the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made any loans to, and is not doing business with, any of its officers, directors, key personnel or any shareholder. The Banks, however, have made loans and done business with some of the officers, directors, key personnel and shareholders in the ordinary course of business. All outstanding loans, commitments to loans, and depository relationships were, in the opinion of management, made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features. Management of the Company also believes that the terms on which other services or products were purchased by the Company or the Banks from directors and officers of the Company and the Banks were no less favorable to the Company or the Banks than would have been obtained from unaffiliated third parties.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

N/A

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	$172,800	$48,460 *1
Chief Operating Officer	$ N/A	$ N/A
Chief Accounting Officer	$115,700	$16,362 *2
Key Personnel:		
Chief Lending Officer	$114,745	$14,906 *3
Cedar Valley Market President	$114,559	$16,368 *4
Minnesota Bank CEO	$115,283	$11,238 *5
Others:		
None	$ 0	$ 0
Total:	$633,087	$107,334
Directors as a group (number of persons 9)	$16,775	$0.00

Notes to Other Income:

*1 Includes: $30,781.82 in a 100% vested deferred compensation program
$3,052.50 in a Phantom Stock Plan that vests in 5 years
$7,277.91 in employer contributions to the 401(k) Plan
$3,828.33 as a taxable benefit for the use of a bank owned car
$3,519.27 for Country Club dues & assessments

*2 Includes: $3,052.50 in a Phantom Stock Plan that vests in 5 years
$4,758.28 in employer contributions to the 401(k) Plan
$3,258.56 as a taxable benefit for the use of a bank owned car
$5,293.04 for Country Club dues & assessments

*3 Includes: $3,052.50 in a Phantom Stock Plan that vests in 5 years
$4,637.67 in employer contributions to the 401(k) Plan
$4,213.34 as a taxable benefit for the use of a bank owned car
$3,002.16 for Country Club dues & assessments

[*4] Includes: $3,052.50 in a Phantom Stock Plan that vests in 5 years
$5,010.09 in employer contributions to the 401(k) Plan
$4,399.99 as a taxable benefit for the use of a bank owned car
$3,904.98 for Country Club dues & assessments

[*5] Includes: $4,775.69 in employer contributions to the 401(k) Plan
$3,676.00 as a taxable benefit for the use of a bank owned car
$2,786.28 for Country Club dues & assessments

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

No changes are expected in 2009 and there are no unpaid wages other than the deferred compensation plan previously described.

(c) If any employment agreements exist or are contemplated, describe:

There are no employment agreements in place or contemplated at this time other than the Change in Control Agreements and agreements related to the Phantom Stock Plan, both described in item 42 below.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 106,850 shares (4.63% of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities.) Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Date Granted	Expiration Date	YTD 2008 Outstanding	Price/Share
December 1999	12/14/2009	11,300	$11.00
December 2000	12/19/2010	16,150	$11.00
December 2001	12/18/2011	19,600	$13.50
December 2002	12/17/2012	14,250	$15.17
December 2004	12/21/2014	20,350	$17.80
December 2005	11/15/2015	25,200	$19.09
Total		106,850	

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

-0- shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders. N/A

42. If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with the Company and not compete upon any termination:

The Company has entered into Change of Control Agreements with M. Jed Ellerbroek, E. Michael Farrell, Stacey J. Bentley, Howard P. Gallatin and Josef M. Vich. Under the terms of the agreement these officers would be paid severance equal to two (2.0) times their salary if terminated under a Change of Control of the Company or Bank. Mr. Vich would receive 2.99 times his salary. Under these agreements, this group of officers are prohibited from competing with the Company or the Iowa Bank within a thirty (30) mile radius of Waterloo, Iowa, for a period of one (1) year following the officer's termination under their respective Change of Control Agreement.

In addition, the Iowa Bank entered into a non-qualified phantom stock plan for Stacey J. Bentley, M. Jed Ellerbroek, E. Michael Farrell and Josef M. Vich to encourage continued employment at the Company. Units of phantom stock are awarded annually and vest after five years. See Item 40 (a) above.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or any other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and th*e extent that the benefits would be available and advantageous to the particular investor.*

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

We do not plan to pay dividends in the foreseeable future. We have no source of income other than dividends that we receive from the Banks. Our ability to pay dividends to you will therefore depend on the Banks' ability to pay dividends to us. Bank holding companies and banks are both subject to significant regulatory restrictions on the payment of cash dividends. In light of these restrictions and our need to retain and build capital, it will be the policy of our boards of directors to reinvest earnings for the period of time necessary to help support the success of our operations. Our future dividend policy will depend on our earnings, capital requirements, financial condition and other factors that our boards of directors consider relevant. We have not paid dividends and we may never be able to pay dividends.

Material factors that could adversely affect the Company or its business include but are not limited to: a continuing decline in general economic conditions, an increase in troubled loans at one or both Banks, a continued increase in the FDIC premium assessment, and a decline in the liquidity position of one or both Banks due to a decline in deposit balances.

Factors that could favorably impact the Company or its business include but are not limited to: a reduction in trouble loans and non-accrual loans, an improvement in the general economy causing loan demand to increase, a general rise in interest rates which will allow interest margins to improve, a reduction in the FDIC insurance assessments, and the removal of the OCC Enforcement Action from the Iowa Bank which will allow the Iowa Bank to obtain additional sources of funding and expand its activities.

FINANCIAL STATEMENTS

46. Provide the financial statement required by Part F/S of this Offering Circular section of Form 1-A.

See Schedule 1 attached hereto.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

In recent years we have participated in loans relating to business undertakings located in a variety of locations outside of our market areas. We have experienced significant asset impairments related to those participations. While we are no longer making such loans, we will continue to be affected adversely by non performing, out-of-market loans during 2009 and 2010.

Asset impairment related to the Minnesota Bank resulted in a $1.04 million reduction in the carrying value of our intangible assets in 2008.

As of December 31, 2008, a valuation allowance of $980,000 was recognized relating to our accounting for income taxes. This valuation allowance was required because we could not satisfy the recognition criteria relating to certain tax benefits that are dependent on achieving future levels of profitability. The valuation allowance increased our net loss for 2008.

The decline in our asset quality has resulted in increased capital ratio requirements. Throughout 2008, management of the Iowa Bank reduced the size of the Bank. These measures were taken as a result of weak loan demand and to enable the Iowa Bank to continue to meet the capital requirements of the OCC and to address asset quality issues. As a result of this downsizing and in order to return to profitable operations, the Board of Directors and management developed a plan to reduce staffing levels of the Bank.

The total estimated cost of the restructuring was approximately $114,000 and this estimate is accrued in the financial statements as other liabilities and salaries and employee benefits as of December 31, 2008. This downsizing is expected to result in expense reductions of approximately $700,000 for 2009. Additionally, throughout 2009 management expects to continue to pursue other cost reduction activities and to actively monitor its loan portfolio to reduce the risk of additional loan losses. See also Items 3(a), 3(b), and 4 above.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

We believe that our recent losses are related to our participation in out-of-market loans as well as the economic conditions in our market areas. We expect the Banks to experience loan losses again in 2009. We believe that the Company will be able to re-gain profitability as general economic conditions improve in our market areas and we avoid future additional losses from participations in out-of-market loans.

As discussed in Item 3(a) above, our deposits have decreased in recent months. At the same time, our loan losses (and therefore our allowance for loan losses) have increased. We believe that the decline in our deposits and the required increase in allowance for loan losses will continue to have an adverse effect on our operations during 2009 and until the local economy improves.

Since completion of the 1st quarter results for the Company and the Banks, management has become aware of two large unexpected loan chargedowns that will have a material impact on the financial results for 2009.

Both Banks held substantial participations in real estate loans outside of our market area, including a participation in an upscale residential development in the Denver, Colorado area. Due to the economy, lot sales have slowed dramatically and the value of the development has plummeted. A recent draft certified appraisal has dropped the value over 50% since July, 2008. Under banking regulations this loan must be written down to current market value. In total the Company may incur a loss of approximately $1,500,000 for this loan participation.

The Iowa Bank also had a participation loan on a soy-diesel plant. This borrower entered into bankruptcy and the plant was recently sold through the bankruptcy court for approximately 50% of the loan balance. This discounted sale will result in a charge off of approximately $650,000.

Although we do not expect to participate in out-of-market loans in the near future, we continue to carry existing participations on our books. While we don't foresee other large charge offs for the Banks, during this recessionary period other losses are possible and could have a material adverse impact on the Company's financial results.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _______%. What is the anticipated gross margin for the next year of operations? Approximately ________%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

N/A

*50. Foreign sales as a percent of total sales for last fiscal year: -0-%. Domestic government sales as a percent of total domestic sales for the last fiscal year: -0-% *. Explain the nature of these sales, including any anticipated changes:*

* Public funds deposits totaled $13,543,000 as of March 31, 2009. These represent 5.5% of total deposits.

SIGNATURES

The issuer has duly caused this offering to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Waterloo, State of Iowa, on May 14, 2009.

Community National Bancorporation ("Issuer")

By: ______________________
Josef M. Vich, President and CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

By: ______________________ Date: May 14, 2009
Josef M. Vich
Title: President and CEO

By: ______________________ Date: May 14, 2009
E. Michael Farrell
Title: Chief Financial Officer

By: ______________________ Date: May 14, 2009
Ross Christensen
Title: Director

By: ______________________ Date: May 14, 2009
Ken Budke DDS
Title: Director

By: ______________________ Date: May 14, 2009
Robert Smith Jr.
Title: Director

By: ______________________ Date: May 14, 2009
Michael Peterson
Title: Director

By: ______________________ Date: May 14, 2009
Josef M. Vich
Title: Director

By: ______________________ Date: May 14, 2009
Rick Young
Title: Director

#1688257

COMMUNITY NATIONAL BANCORPORATION

Consolidated Financial Statements
for the Years Ended December 31, 2008 and 2007
and Independent Auditors' Report

TABLE OF CONTENTS

PAGES

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Community National Bancorporation:

We have audited the accompanying consolidated balance sheets of Community National Bancorporation and its subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Roth & Company, P.C.

ROTH & COMPANY, P.C.

Des Moines, Iowa
March 27, 2009

COMMUNITY NATIONAL BANCORPORATION

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Cash and due from banks	$14,005,203	$13,890,580
Federal funds sold	11,517,000	5,841,000
Investment securities, available for sale	22,809,892	23,368,795
Other equity securities	2,521,325	2,251,925
Loans held for sale	392,000	516,810
Loans		
Commercial	59,991,910	77,398,947
Commercial real estate	117,886,301	149,358,527
Residential real estate	51,329,177	60,322,901
Consumer	4,876,834	7,056,748
Total loans	234,084,222	294,137,123
Allowance for loan losses	(5,414,359)	(3,781,317)
Net loans	228,669,863	290,355,806
Property and equipment, net	11,037,342	11,459,705
Accrued interest receivable	1,234,965	1,815,032
Deferred income taxes	604,552	340,654
Other real estate owned	1,069,226	384,741
Intangible assets	5,229,195	6,314,115
Bank-owned life insurance	3,958,754	3,812,423
Other assets	2,535,238	3,496,753
TOTAL ASSETS	$305,584,555	$363,848,339
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest bearing	$34,474,837	$31,320,252
Interest bearing	217,109,171	275,387,902
Total deposits	251,584,008	306,708,154
Federal funds purchased	-	3,124,000
Short-term borrowing	4,773,965	3,823,965
Federal Home Loan Bank advances	21,500,000	18,000,000
Long-term debt	6,702,000	6,702,000
Accrued interest payable	239,345	489,307
Other liabilities	1,691,097	1,956,580
Total liabilities	286,490,415	340,804,006
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Preferred stock - no par value, 1,000,000 shares authorized and unissued	-	-
Common stock - no par value, 10,000,000 shares authorized; 1,574,793 and 1,565,243 shares issued and outstanding in 2008 and 2007, respectively	15,993,004	15,868,890
Retained earnings	2,829,748	7,070,642
Accumulated other comprehensive income	271,388	104,801
Total stockholders' equity	19,094,140	23,044,333
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$305,584,555	$363,848,339

See notes to consolidated financial statements.

COMMUNITY NATIONAL BANCORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INTEREST AND DIVIDEND INCOME		
Loans	$16,174,254	$20,561,705
Investment securities	967,708	1,020,466
Federal funds sold	252,812	290,981
Other	15,264	18,472
Dividend income	101,580	106,984
Total interest and dividend income	17,511,618	21,998,608
INTEREST EXPENSE		
Deposits	6,822,413	10,081,719
Federal Home Loan Bank advances	982,518	735,868
Federal funds purchased	11,011	217,914
Short-term borrowing	204,843	103,542
Long-term debt	429,062	444,231
Total interest expense	8,449,847	11,583,274
NET INTEREST INCOME	9,061,771	10,415,334
PROVISION FOR LOAN LOSSES	4,144,342	4,347,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,917,429	6,068,334
NONINTEREST INCOME		
Deposit service fees	1,336,962	1,259,470
Loan fees	382,989	497,492
Trust fees	1,037,547	853,936
Earnings on bank-owned life insurance	146,332	133,378
Other fees	714,879	464,455
Other	60,031	15,933
Gain on sale of investment securities	8,625	-
Total noninterest income	3,687,365	3,224,664
NONINTEREST EXPENSES		
Salaries and employee benefits	6,954,291	5,614,695
Equipment	516,954	522,510
Occupancy	993,214	802,507
Data processing	824,017	797,002
Advertising and public relations	494,573	689,857
Loss on disposal of other real estate owned, repossessed assets and property	483,433	53,127
Loss on sale of investment securities	-	40,087
FDIC assessments	287,999	255,559
Goodwill impairment charge	1,040,000	-
Other	2,265,405	2,609,377
Total noninterest expenses	13,859,886	11,384,721
LOSS BEFORE INCOME TAXES	(5,255,092)	(2,091,723)
INCOME TAX BENEFIT	1,014,198	854,298
NET LOSS	($4,240,894)	($1,237,425)

See notes to consolidated financial statements.

COMMUNITY NATIONAL BANCORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Outstanding Shares	Common Stock	Retained Earnings	Comprehensive Loss	Accumulated Other Comprehensive Income (Loss)	Total
Balances as of January 1, 2007	1,639,788	$17,545,920	$8,308,067		($48,374)	$25,805,613
Issuance of common stock	6,250	92,425				92,425
Redemption of common stock	(80,795)	(1,769,455)				(1,769,455)
Comprehensive loss						
Net loss			(1,237,425)	($1,237,425)		(1,237,425)
Other comprehensive income, net of tax						
Unrealized gains on securities available for sale				113,088		
Add reclassification adjustment for realized losses included in net loss				40,087		
Total other comprehensive income				153,175	153,175	153,175
Comprehensive loss				($1,084,250)		
Balances as of December 31, 2007	1,565,243	15,868,890	7,070,642		104,801	23,044,333
Issuance of common stock	9,550	124,114				124,114
Comprehensive loss						
Net loss			(4,240,894)	($4,240,894)		(4,240,894)
Other comprehensive income, net of tax						
Unrealized gains on securities available for sale				175,212		
Less reclassification adjustment for realized gains included in net loss				(8,625)		
Total other comprehensive income				166,587	166,587	166,587
Comprehensive loss				($4,074,307)		
Balances as of December 31, 2008	1,574,793	$15,993,004	$2,829,748		$271,388	$19,094,140

See notes to consolidated financial statements.

COMMUNITY NATIONAL BANCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($4,240,894)	($1,237,425)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Amortization and accretion, net	14,813	56,474
Depreciation	752,089	744,120
Goodwill impairment charge	1,040,000	-
Earnings on bank-owned life insurance	(146,331)	(133,378)
Provision for loan losses	4,144,342	4,347,000
Loans originated for sale	(19,225,601)	(22,440,695)
Proceeds from sale of loans	19,350,411	22,645,585
(Gain) loss on sale of investment securities	(8,625)	40,087
Loss on disposal of other real esate owned, repossessed assets and property	483,433	53,127
Deferred directors' fees	(422,324)	113,439
Deferred income tax (benefit) expense	(363,000)	77,000
Changes in:		
Accrued interest receivable	580,067	6,422
Other assets	1,064,163	(1,744,704)
Accrued interest payable	(249,962)	(117,233)
Other liabilities	156,841	(98,994)
Net adjustments	7,170,316	3,548,250
Net cash provided by operating activities	2,929,422	2,310,825
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in federal funds sold	(5,676,000)	(5,150,000)
Purchase of investment securities, available for sale	(28,891,957)	(14,707,216)
Proceeds from maturities of investment securities, available for sale	22,757,501	9,906,700
Proceeds from sales of securities, available for sale	6,997,780	4,638,726
Net decrease (increase) in loans	55,026,845	(6,230,238)
Proceeds from sale of other real estate owned and repossessed assets	1,238,735	531,443
Purchase of property and equipment	(333,271)	(840,456)
Proceeds from disposal of property and equipment	9,000	-
Purchase of other equity securities	(269,400)	(196,352)
Net cash received in office acquisition	-	22,306,277
Net cash provided by investing activities	50,859,233	10,258,884

See notes to consolidated financial statements.

(Continued)

COMMUNITY NATIONAL BANCORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM FINANCING ACTIVITIES		
Net decrease in deposits	($55,124,146)	($17,996,545)
Proceeds from issuance of common stock	124,114	92,425
Redemption of common stock	-	(1,769,455)
Net increase in short-term Federal Home Loan Bank advances	500,000	-
Federal Home Loan Bank advances originated	8,000,000	10,500,000
Federal Home Loan Bank advances retired	(5,000,000)	(6,000,000)
Proceeds from long-term debt	-	3,609,000
Retirement of long-term debt	-	(3,608,248)
Net increase in short-term borrowing	950,000	2,773,965
(Decrease) increase in federal funds purchased	(3,124,000)	1,930,000
Net cash used in financing activities	(53,674,032)	(10,468,858)
NET INCREASE IN CASH AND DUE FROM BANKS	114,623	2,100,851
CASH AND DUE FROM BANKS, BEGINNING OF YEAR	13,890,580	11,789,729
CASH AND DUE FROM BANKS, END OF YEAR	$14,005,203	$13,890,580
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid during the year for interest	$8,699,809	$11,587,933
Cash (received) paid during the year for income taxes	($1,393,901)	$217,799
NONCASH INVESTING AND FINANCING ACTIVITIES:		
From SFAS 115 adjustments:		
Gross unrealized gains on available for sale securities	$265,689	$244,298
Deferred income taxes	(99,102)	(91,123)
Net increase to stockholders' equity	$166,587	$153,175
Other real estate owned and repossessed assets	$2,514,756	$953,313

See notes to consolidated financial statements.

(Concluded)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Community National Bancorporation (the "Company") is a holding company which owns 100% of Community National Bank, Waterloo, Iowa and Community Bank, Austin, Minnesota (the "Bank Subsidiaries") and the voting securities of Community National Bancorporation Trust I (retired in 2007), Community National (IA) Statutory Trust II and Community National (IA) Statutory Trust III (formed in 2007) (the "Trusts"). The Company is regulated by the Federal Reserve System. Community National Bank is nationally chartered and regulated by the Office of the Comptroller of Currency and has deposit insurance through the Federal Deposit Insurance Corporation. Community Bank is a state chartered member bank. It is regulated by the Minnesota Department of Banking and the Federal Reserve System and has deposit insurance through the Federal Deposit Insurance Corporation. The Bank Subsidiaries provide traditional banking services in their local market area from their Iowa offices located in Waterloo, Cedar Falls and Mason City and their Minnesota offices located in Austin, Albert Lea and Mankato. The Trusts were capitalized in March 2007, September 2004 and March 2002 for the purpose of issuing Trust Preferred Securities. The accounting and financial reporting policies of the Company and Bank Subsidiaries conform with generally accepted accounting principles and prevailing practices within the banking industry. The following is a description of significant accounting policies.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and the Bank Subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Interpretation Number 46 and 46R issued by the Financial Accounting Standards Board sets forth the rules of consolidation for certain entities known as variable interest entities ("VIEs"), in which the equity investors do not have a controlling financial interest or do not have enough equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company consolidates a VIE if they are the primary beneficiary because they will absorb a majority of the entity's expected losses, receive a majority of the expected residual returns, or both. The Company has no VIEs that are consolidated as of December 31, 2008 and 2007.

New Accounting Pronouncement - In 2008 the Company adopted the provisions Statement of Financial Accounting Standards No. 157, "Fair Value Measurements." The adoption of this standard did not have any effect on the Company's financial statements at the date of adoption. For additional information, see Note 22.

FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes" was scheduled to be effective in 2008. However, the Financial Accounting Standards Board has allowed nonpublic enterprises to adopt FIN 48 in the fiscal year beginning after December 15, 2008. As a result, the Company will adopt the provisions of FIN 48 in 2009.

The Company considers income tax contingencies as part of its accrual process for accounting for income taxes. Consequently, the Company does not expect that the adoption of FIN 48 will have a material impact to the Company's financial statements.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Statement of Cash Flows - For purposes of the statement of cash flows, cash and cash equivalents include cash and due from banks and interest bearing deposits with original maturities of three months or less.

The Bank Subsidiaries maintain amounts due from banks which, at times, may exceed federally insured limits, and federal funds sold placed with correspondent banks are generally unsecured. The Bank Subsidiaries have not experienced any losses in such accounts.

Investment Securities - The Bank Subsidiaries follow the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). The Bank Subsidiaries have designated their entire investment security portfolios as available for sale. Under SFAS 115, investment securities classified as available for sale are reported at the aggregate of estimated fair value. Net unrealized gains and losses on investment securities available for sale, net of deferred income taxes, are excluded from net income and reported by the Bank Subsidiaries as other comprehensive income and as a separate component of stockholders' equity. Accordingly, these amounts are also reported as other comprehensive income and as a separate component of stockholders' equity of the Company. Declines in values of investment securities that are other than temporary are recognized as a loss recorded to noninterest income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the investment securities. Fair values are based on quoted market prices, dealer quotes or the market prices of comparable instruments.

Other Equity Securities - Other equity securities represent restricted securities and other equity investments in which the ownership percentage is less than one percent. These securities are stated at cost, which does not vary materially from fair value.

Loans Held for Sale - Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in aggregate. Net unrealized losses are recognized through a valuation allowance. As of December 31, 2008 and 2007, estimated fair value is not less than cost.

Loans - Loans are stated at the principal amounts outstanding. Interest income is recognized on an accrual basis. The Bank Subsidiaries follow the provisions of Statement of Financial Accounting Standards Nos. 114 and 118, "Accounting by Creditors for Impairment of a Loan." A loan is considered impaired when it is probable that the Bank Subsidiaries will not be able to collect all amounts due according to the contractual terms. For impaired loans, the Bank Subsidiaries determine a valuation allowance for such loans and include the valuation allowance as part of their allowance for loan losses. Interest income on impaired loans is generally recognized on the cash basis.

Nonrefundable loan origination fees and costs incurred to extend credit of $15,000 or less are recognized currently, and in excess of $15,000 are deferred and recognized using the straight-line method over the life of the loan.

Non-accrual Loans - Loans are placed on non-accrual status when, in the opinion of management, there is doubt as to the collectibility of interest or principal, or when principal and interest are past due 90 days or more, or the loan is not well secured and in the process of collection. Interest previously accrued and not collected is reversed and charged against interest income at the time a loan is placed on non-accrual status. Loans may be reinstated to accrual status if future payments are reasonably assured and the loan has had a period of performance.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level adequate to provide for potential loan losses. The allowance for loan losses is based upon management's evaluation of a number of factors, including credit loss experience, evaluation of the loan portfolio, existing and expected economic conditions and other relevant factors.

For financial reporting purposes, the allowance for loan losses is decreased by the amount of loans charged off and increased by recoveries of previously charged-off loans and the recorded provision for loan losses.

Property and Equipment - Depreciation of property and equipment is computed primarily by accelerated and straight-line methods utilizing estimated useful lives of 7 to 40 years for buildings and leasehold improvements and 3 to 8 years for furniture and equipment.

Other Real Estate - Real estate acquired by foreclosure is carried at the lower of the recorded investment in the defaulted loans or its fair value based on current appraisals less estimated disposal costs. Losses arising at the time of acquisition of the properties are charged to the allowance for loan losses. Subsequent to acquisition of the properties, a valuation allowance is used to recognize any changes in estimated fair values and for the estimated costs to sell properties. Valuation adjustments, expenses, revenues, gains, or losses related to holding or selling of other real estate are charged to the income statement.

Core Deposit Intangible - The core deposit intangible asset is amortized over 15 years using the straight-line method of amortization. The carrying value of the core deposit intangible asset is evaluated for impairment on an annual basis and any identified impairment losses are recognized as a charge to expense.

Goodwill - Goodwill is not subject to amortization and is evaluated on an annual basis for impairment. If impairment losses are identified, they are recognized as a charge to expense.

Bank-Owned Life Insurance - Bank-owned life insurance is carried at the net surrender value of the underlying life insurance policies.

Deferred Financing Costs - Included in other assets were unamortized deferred financing costs incurred to originate long-term borrowings. These costs were being amortized using the straight-line method over ten years. The long-term borrowing was retired during 2007 resulting in amortization expense of $41,217 for the year ended December 31, 2007.

Stock-Based Compensation - Effective January 1, 2006, the Company adopted the requirements of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment," and compensation expense is recognized based on the estimated fair values of stock options issued after December 31, 2005. No compensation expense was recognized in 2008 and 2007 because no stock options were awarded in 2008 and 2007.

Income Taxes - The Company files a consolidated federal tax return and state returns in applicable jurisdictions. Income taxes are provided based on earnings reported for financial reporting purposes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Current income taxes are allocated to the Company and the Bank Subsidiaries based on a separate entity basis based on taxes to be paid or refunded in the current period and any income tax expense relating to uncertain tax positions. Deferred income taxes relate to differing reporting bases for income tax and financial reporting purposes. These temporary differences will result in taxable or deductible amounts in the future and primarily relate to the allowance for loan losses, investment securities, other real estate owned, property and equipment, intangible assets and deferred compensation. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

Advertising Costs - Advertising costs are recognized as a charge to expense when incurred.

2. PARENT COMPANY LIQUIDITY

The losses incurred by the Bank Subsidiaries have negatively impacted the Company's cash position and projected cash position during 2009. The current financial condition of the Bank Subsidiaries will not permit the upstream of dividend payments to the Company during 2009.

The Company's cash requirements during 2009 include expected costs to pay interest on Company debt obligations and other miscellaneous cash obligations for ongoing expenses. Also, the budgeted operating results for Community Bank, Austin indicate that this Bank Subsidiary will likely require additional capital from the Company to remain well capitalized throughout 2009.

Management's plan for meeting its cash needs for 2009 may include raising funds from existing stockholders through a contemplated preferred or common stock offering or debt issuance, and the continued exploration of obtaining funds through federal programs or other available sources. Management will also consider selling certain assets to raise additional cash.

Management believes these measures will provide the Company with sufficient cash flow during 2009 to meet all its obligations as they become due.

3. AUSTIN ACQUISITION AND INTANGIBLE ASSET INFORMATION

As of September 21, 2007, Community Bank, Austin acquired three offices of Associated Bank that are operated from Hy-Vee grocery store locations. The offices are located in Mankato, Albert Lea and Austin, Minnesota. The purpose of the acquisition was to expand the bank's market presence. The operating results of these locations are included in the consolidated financial statements since the date of acquisition.

The following summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

ASSETS ACQUIRED	
Cash and cash equivalents	$22,306,277
Loans	3,189,411
Accrued interest receivable	16,190
Core deposit intangible, subject to amortization	192,301
Goodwill, not subject to amortization	876,208
Total assets acquired	$26,580,387
LIABILITIES ASSUMED	
Deposits	$26,466,668
Accrued interest payable	112,574
Other liabilities	1,145
Total liabilities assumed	$26,580,387

Intangible Asset Impairment - As a result of continuing losses at Community Bank, Austin, a goodwill impairment charge of $1,040,000 was recognized during the year ended December 31, 2008. Prior to 2008, no goodwill impairment charges had been recognized.

Intangible Asset Information - At December 31, 2008 and 2007, the cost of core deposit intangible assets was $577,739 and accumulated amortization was $196,670 and $151,750, respectively. Core deposit intangible amortization expense was $44,920 and $30,498 for the years ended December 31, 2008 and 2007, respectively. The estimate of annual core deposit intangible asset amortization expense for years ending December 31, 2009 through 2013 is $44,920. The core deposit intangible assets and goodwill of $5,801,504 are deductible for income tax purposes over 15 years, and the remaining unamortized balance that is deductible for income taxes was $3,617,294 as of December 31, 2008.

At December 31, 2008 and 2007, goodwill was $4,848,125 and $5,888,125, respectively.

4. INVESTMENT SECURITIES

As of December 31, 2008 and 2007, all investment securities were designated as available for sale under the provisions of SFAS 115 and are reflected in the consolidated balance sheet at their estimated fair value, which is $432,836 and $167,146 more than amortized cost as of December 31, 2008 and 2007, respectively.

The amortized cost, gross unrealized gains, gross unrealized losses and estimated fair value of available for sale investment securities as of December 31, 2008 and 2007 were as follows:

	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$16,820,692	$421,927	$(101,036)	$17,141,583
Municipal bonds	5,556,364	111,945	-	5,668,309
Total	$22,377,056	$533,872	$(101,036)	$22,809,892

	2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$17,572,594	$211,238	$(66,467)	$17,717,365
Municipal bonds	5,629,055	32,440	(10,065)	5,651,430
Total	$23,201,649	$243,678	$(76,532)	$23,368,795

Unrealized gross losses and fair value of investment securities by length of time that individual securities in each category have been in continuous loss position as of December 31, 2008 and 2007 were as follows:

	Less Than 12 Months		12 Months or More		December 31, 2008	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$(7,417)	$893,255	$(93,619)	$2,904,256	$(101,036)	$3,797,511
Municipal bonds	-	-	-	-	-	-
Total	$(7,417)	$893,255	$(93,619)	$2,904,256	$(101,036)	$3,797,511

	Less Than 12 Months		12 Months or More		December 31, 2007	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$(65,998)	$2,933,142	$(469)	$499,531	$(66,467)	$3,432,673
Municipal bonds	-	-	(10,065)	1,765,660	(10,065)	1,765,660
Total	$(65,998)	$2,933,142	$(10,534)	$2,265,191	$(76,532)	$5,198,333

Certain investment securities were in a continuous loss position for 12 months or more as of December 31, 2008 and 2007. Because the declines in fair value were due to changes in market interest rates, not in estimated cash flows, no other-than-temporary impairment was recorded as of December 31, 2008 and 2007.

For 2008, gross realized gains were $8,625, and for 2007, gross realized losses were $40,087.

The amortized cost and estimated fair value of investment securities designated as available for sale as of December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Within one year	$1,010,039	$1,016,432
After one through five years	7,842,066	8,059,595
After five through ten years	3,955,127	4,048,027
After ten years	4,608,303	4,730,929
	17,415,535	17,854,983
Mortgage-backed securities	4,961,521	4,954,909
Total	$22,377,056	$22,809,892

Investment securities pledged were $3,368,689 and $8,941,561 at December 31, 2008 and 2007, respectively.

5. OTHER EQUITY SECURITIES

Other equity securities as of December 31, 2008 and 2007, were as follows:

	2008	2007
Bankers' Bank	$53,625	$53,625
Investment in Statutory Trusts II and III	202,000	202,000
Federal Home Loan Bank of Des Moines	1,485,700	1,221,100
Federal Reserve Bank	780,000	775,200
Total	$2,521,325	$2,251,925

6. LOANS

Changes in the allowance for loan losses for the years ended December 31, 2008 and 2007, were as follows:

	2008	2007
Balance at beginning of year	$3,781,317	$2,957,024
Provision for loan losses	4,144,342	4,347,000
Loan loss recoveries	27,997	24,863
Loans charged off	(2,539,297)	(3,547,570)
Balance at end of year	$5,414,359	$3,781,317

As of December 31, 2008 and 2007, the Bank Subsidiaries had non-accrual loans of approximately $10,693,000 and $4,992,000, respectively, that were considered impaired. The Bank Subsidiaries had $624,000 and $336,000 in outstanding loans 90 days or more past due and still accruing interest at December 31, 2008 and 2007, respectively. The valuation allowance for impaired loans totaled approximately $1,374,000 and $281,000 at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008 and 2007, the average investment in loans considered to be impaired was approximately $7,320,000 and $2,536,000, respectively. Lost interest from these loans was approximately $534,000 and $616,000 for the years ended December 31, 2008 and 2007, respectively.

Certain directors and executive officers are customers of the Bank Subsidiaries in the ordinary course of business. Loans to such directors, executive officers and their related business interests are subject to normal underwriting criteria and are made under substantially the same terms as loans of comparable risk, and totaled approximately $21,736,000 and $24,552,000 as of December 31, 2008 and 2007, respectively.

The Bank Subsidiaries grant commercial and residential loans of which a significant portion is dependent on real estate values and general economic conditions in its lending area. Community National Bank and Community Bank, Austin have legal lending limits of approximately $3,969,000 and $769,000, respectively, as of December 31, 2008. However, the Board of Directors has established an internal lending limit of $3,000,000 for Community National Bank and $3,500,000 for the consolidated organization.

7. PROPERTY AND EQUIPMENT

The components of property and equipment as of December 31, 2008 and 2007, were as follows:

	2008	2007
Land and land improvements	$1,581,889	$1,572,826
Buildings and leasehold improvements	10,342,600	10,182,660
Furniture and equipment	3,866,320	3,736,909
Total cost	15,790,809	15,492,395
Accumulated depreciation	(4,753,467)	(4,032,690)
Total property and equipment, net	$11,037,342	$11,459,705

8. SWEEP ACCOUNTS

The Subsidiary Banks allow qualifying deposit customers to sweep excess deposit balances maintained to an external money market fund. Changes in the deposit balances swept are settled daily. Included in other assets at December 31, 2008 and 2007 are $1,295,953 and $1,608,028, respectively, representing the net settlement amount outstanding between the Subsidiary Banks and the money market fund.

9. DEPOSITS

Time certificates of deposit of $100,000 or more were $29,268,720 and $64,018,134 as of December 31, 2008 and 2007, respectively.

At December 31, 2008, there were $108,520,632 of certificates of deposit outstanding, and certificates of deposit totaling $71,665,726, $36,366,273 and $488,633 were scheduled to mature during 2009, during 2010 and 2011 and after 2011, respectively.

10. FEDERAL HOME LOAN BANK ADVANCES

As of December 31, 2008, the Bank Subsidiaries have entered into various financing arrangements with the Federal Home Loan Bank. Included in Federal Home Loan bank advances are short term advances totaling $500,000 that mature during January 2009 and April 2009. The short term advances bear fixed rates of interest ranging from 2.29 percent to 2.63 percent with interest being due at maturity. The remaining Federal Home Loan Bank advances of $21,000,000 bear fixed rates of interest ranging from 2.66 percent to 5.19 percent and have various maturities ranging from January 2009 to September 2011. Principal on long term advances is due at maturity and interest is payable monthly. All of the notes contain put or prepayment options permitting the Bank Subsidiaries to prepay the obligation prior to the contractual maturity date. The term notes payable are subject to the terms and conditions of the Federal Home Loan Bank Credit Policy and Agreement for Advances, Pledge and Security Agreement. Under the agreement, the Bank Subsidiaries have pledged their investment in Federal Home Loan Bank stock, and one to four family residential real estate mortgage loans of approximately $22,916,000, commercial real estate loans of approximately $11,251,000 and investment securities of approximately $2,882,000.

The maturities and weighted average interest rates of the advances outstanding as of December 31, 2008, are as follows:

Year	Maturities	Weighted Average Interest Rate
2009	$7,750,000	4.25%
2010	9,250,000	4.13
2011	4,500,000	3.81
Total	$21,500,000	4.11%

11. REVOLVING LINE OF CREDIT

At December 31, 2008, the Company has a line of credit note for $6,000,000. The note bears interest at the lender's prime rate less .25% (3.0% at December 31, 2008) and matures on April 30, 2009. The line of credit is secured by shares of the Bank Subsidiaries. There was $4,773,965 outstanding under the line of credit note payable at December 31, 2008 and $3,823,965 outstanding under the line of credit arrangement as of December 31, 2007.

12. LONG-TERM DEBT

The composition of the Company's long-term debt as of December 31, 2008 and 2007 is as follows:

	2008	2007
Junior Subordinated Debenture, September 2004	$3,093,000	$3,093,000
Junior Subordinated Debenture, March 2007	3,609,000	3,609,000
Total	$6,702,000	$6,702,000

Junior Subordinated Debenture, March 2002 - Interest was payable quarterly and was at 7.75% through March 15, 2007. Principal was due March 15, 2032 but in March 2007, the Company retired this debenture.

Junior Subordinated Debenture, September 2004 - Interest is payable quarterly and is at 5.97% through September 20, 2009. Effective September 20, 2009 and quarterly thereafter, the interest rate is adjusted to equal three-month LIBOR plus 2.17%. The Company may elect to defer the payment of interest for up to 20 consecutive quarterly periods. Principal is due September 20, 2034 but may be retired prior to maturity beginning in September 2009 or upon the occurrence of certain defined special events.

Junior Subordinated Debenture, March 2007 - Interest is payable quarterly and is at 6.905% through March 15, 2012. Effective March 15, 2012 and quarterly thereafter, the interest rate is adjusted to equal three-month LIBOR plus 1.75%. The Company may elect to defer the payment of interest for up to 20 consecutive quarterly periods. Principal is due March 15, 2037 but may be retired prior to maturity at par value beginning in September 2012 or upon the occurrence of certain defined special events.

Trust Preferred Securities - The Company utilizes the wholly owned statutory business trust subsidiaries to issue Company Obligated Mandatory Redeemable Preferred Securities ("Trust Preferred Securities") and related common securities of the Trusts. The proceeds of the statutory business trusts were used to acquire Junior Subordinated Debt Securities issued by the Company.

The debentures issued to the Trusts, less the common securities of the Trusts, or $6,500,000 as of December 31, 2008 and 2007, qualify as Tier I capital under guidance issued by the Federal Reserve Board.

13. OPERATING LEASES

The Bank Subsidiaries lease certain of its facilities and equipment under operating leases. As of December 31, 2008, minimum future commitments for operating leases total $112,092 annually through 2011, $85,092 in 2012 and $1,023 in 2013.

Rent expense recognized in the financial statements for the years ended December 31, 2008 and 2007 was $121,288 and $50,971, respectively.

14. EMPLOYEE BENEFIT PLANS

The Bank Subsidiaries have a qualified profit sharing plan and 401(k) plan covering substantially all employees. The 401(k) feature of the plan permits employees to contribute to the plan and for 2008 the Bank Subsidiaries matched 100% of employee contributions on the first 2% of employee contributions and matched 50% of the employees next 4% of contributions for a total maximum contribution of 4%. For 2007 the Bank Subsidiaries matched 50% of the employee salary deferrals up to 6% of the employee's salary. The profit sharing plan provides for discretionary contributions as determined by the Board of Directors of the Bank Subsidiaries. For 2008 and 2007, 401(k) expense was $146,199 and $113,324, respectively. For 2008 and 2007, no profit sharing expense was authorized.

A non-qualified deferred compensation plan is maintained for an executive officer. The plan provides for the deferral of current compensation until it is payable over 120 months upon retirement. Also, a non-qualified phantom stock plan covering certain executive officers is maintained. Units are awarded annually and vest after five years. Total compensation expense relating to these plans for the years ended December 31, 2008 and 2007 was $31,181 and $46,662, respectively. Included in other liabilities are amounts accrued related to these plans of $217,256 and $186,075 as of December 31, 2008 and 2007, respectively.

15. COMMUNITY NATIONAL BANK RESTRUCTURING

Throughout 2008, management of Community National Bank reduced the size of the Bank Subsidiary. These measures were taken to enable the Bank Subsidiary to continue to meet the capital requirements of the Comptroller of Currency and to address asset quality issues. As a result of this downsizing and in order to return to profitable operations, the Board of Directors and management developed a plan to reduce staffing levels of the Bank Subsidiary.

The total estimated cost of the restructuring was approximately $114,000 and this estimate is accrued in the financial statements as other liabilities and salaries and employee benefits as of December 31, 2008. This downsizing is expected to result in expense reductions of approximately $700,000 for 2009. Additionally, throughout 2009 management expects to continue to pursue other cost reduction activities.

16. INCOME TAXES

Income tax (benefit) expense for the years ended December 31, 2008 and 2007 was as follows:

	2008	2007
Current	$(651,198)	$(931,298)
Deferred	(363,000)	77,000
Total income tax benefit	$(1,014,198)	$(854,298)

The effective tax rate differs from the statutory rate primarily because of state franchise taxes, tax-exempt interest income, bank-owned life insurance earnings and the valuation allowance. A reconciliation of the effective income tax rate and the federal statutory rate follows:

	2008		2007	
	Amount	Rate	Amount	Rate
Statutory income taxes	$(1,786,732)	(34.0)%	$(711,186)	(34.0)%
State taxes, net of federal cost	(92,400)	(1.8)	(16,200)	(.8)
Tax-exempt interest income	(112,700)	(2.1)	(76,200)	(3.6)
Bank-owned life insurance	(54,600)	(1.0)	(49,700)	(2.4)
Valuation allowance	980,000	18.6	-	-
Other	52,234	1.0	(1,012)	-
Total	$(1,014,198)	(19.3)%	$(854,298)	(40.8)%

The composition of deferred taxes as of December 31, 2008 and 2007 is as follows:

	2008	2007
Deferred tax assets:		
Allowance for loan losses	$1,527,000	$968,000
Deferred compensation	367,000	519,000
Other items	60,000	25,000
Net operating loss carry forward	600,000	-
Total deferred tax assets	2,554,000	1,512,000
Deferred tax liabilities:		
Property and equipment	208,000	203,000
Other items	90,000	42,000
Goodwill and core deposit intangible	510,000	864,000
Unrealized gains on investment securities available for sale	161,448	62,346
Total deferred tax liabilities	969,448	1,171,346
Net deferred tax asset before valuation allowance	1,584,552	340,654
Less valuation allowance	980,000	-
Net deferred tax asset	$604,552	$340,654

The Company has determined that a valuation allowance of approximately $980,000 was required to be recognized as of December 31, 2008 for a portion of the deferred tax asset for which it is more likely than not that it will not be fully realized through the carry back of losses to obtain refunds of taxes paid in prior years or through the offset of future taxable income during the loss carry forward period.

At December 31, 2008, the Company's net operating loss carry forward totals approximately $1,600,000 and expires December 31, 2028.

17. STOCKHOLDERS' EQUITY

Dividends paid to the Company from the Bank Subsidiaries will be a primary source of funds available to the Company. Banking regulations generally require minimum capital levels and impose certain restrictions on the amount of dividends the Bank Subsidiaries can pay. The Bank Subsidiaries maintain their capital and capital ratios in compliance with the minimum capital requirements of regulatory authorities. As of December 31, 2008 and 2007, stockholders' equity of the Bank Subsidiaries totaled $30,570,449 and $33,390,935, respectively.

18. STOCKHOLDER AGREEMENT

The Company and its stockholders have an agreement restricting the transfer of stock unless the stock is first offered to the Company and other stockholders. If neither the Company nor the other stockholders accept such offers, then the stock may be transferred to any Iowa resident.

Effective November 20, 2007, the Board of Directors of the Company indicated it has no immediate plans to authorize the redemption of any of its outstanding stock from stockholders.

19. STOCK OPTION PLANS

In 1998 and 2002, the Company's stockholders approved stock option plans. The 1998 plan provided for the granting of a maximum of 68,500 options and the 2002 plan provides for a maximum of 80,000 options to purchase common shares to designated directors and officers of the Company and the Bank Subsidiaries. The option price shall be determined by the Board at the time the stock option is granted, and the maximum term of an option may not exceed ten years. All outstanding stock options are exercisable. No compensation expense was recognized as a result of stock options for the years ended December 31, 2008 and 2007. Under these plans as of December 31, 2008, the Company is authorized to grant options for an additional 13,500 shares of common stock.

A summary of the activity of the stock option plans as of December 31, 2008 and 2007 and for the years then ended is as follows:

	2008		2007	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	118,250	$15.01	126,000	$15.04
Forfeited	(1,850)	$13.51	(1,500)	$18.18
Exercised	(9,550)	$13.00	(6,250)	$14.79
Outstanding, end of year	106,850	$15.22	118,250	$15.01

A further summary of options outstanding as of December 31, 2008 follows:

Exercise Prices	Options Outstanding	Weighted Average Remaining Life
$11.00	27,450	1.6 years
$13.50	19,600	3.0 years
$15.17	14,250	4.0 years
$17.80	20,350	6.0 years
$19.09	25,200	7.0 years
	106,850	

20. PHANTOM STOCK PLAN

The Company has a phantom stock plan for the purpose of compensating directors of the Company and Community National Bank. Directors may elect to be compensated for director fees in the form of phantom stock rather than cash. Units of phantom stock are issued on a quarterly basis at book value through December 31, 2008. Units of phantom stock may be redeemed at the date specified by the director. Upon redemption, units of phantom stock shall be redeemed for cash at fair market value. No shares of common stock will be issued as a result of the phantom stock plan.

As of December 31, 2008 and 2007, 72,537 and 65,387 units of phantom stock have been granted and remain outstanding. Included in other liabilities are deferred directors' fees of $805,161 and $1,241,935 relating to the value of the units from the phantom stock plan at

December 31, 2008 and 2007, respectively. Included in other noninterest expense are deferred directors' fees (income) expense of ($436,774) and $113,440 for the years ended December 31, 2008 and 2007, respectively.

21. REGULATORY MATTERS

The Bank Subsidiaries are subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank Subsidiaries and the consolidated financial statements.

Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank Subsidiaries must meet specific capital guidelines that involve quantitative measures of the Bank Subsidiaries' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank Subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank Subsidiaries to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2008 and 2007, that the Company and the Bank Subsidiaries meet all capital adequacy requirements to which they are subject.

The Company is not formally subject to consolidated capital ratio requirements because consolidated assets are less than $500 million. However, the Company has elected to present the consolidated capital ratios as if it were subject to the requirements.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized Community National Bank as adequately capitalized and Community Bank, Austin as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank Subsidiaries must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank Subsidiaries' category.

The Company's and the Bank Subsidiaries' actual capital amounts and ratios as of December 31, 2008 and 2007 are presented in the following tables:

As of December 31, 2008	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk-weighted assets)						
Consolidated	$22,222,000	9.56%	$18,604,000	≥8.0%	$23,255,000	≥10.0%
Community National Bank	$23,798,000	11.98%	$15,888,000	≥8.0 %	$19,860,000	≥10.0%
Community Bank, Austin	$3,437,000	10.13%	$2,716,000	≥8.0 %	$3,395,000	≥10.0%
Tier I risk-based capital (to risk-weighted assets)						
Consolidated	$17,065,000	7.34%	$9,302,000	≥4.0 %	$13,953,000	≥ 6.0%
Community National Bank	$21,284,000	10.72%	$7,944,000	≥4.0 %	$11,916,000	≥ 6.0%
Community Bank, Austin	$3,028,000	8.92%	$1,358,000	≥4.0 %	$2,037,000	≥ 6.0%
Tier I leveraged capital (to average assets)						
Consolidated	$17,065,000	5.73%	$11,917,000	≥4.0 %	$14,896,000	≥ 5.0%
Community National Bank	$21,284,000	8.52%	$9,992,000	≥4.0 %	$12,490,000	≥ 5.0%
Community Bank, Austin	$3,028,000	6.29%	$1,925,000	≥4.0 %	$2,406,000	≥ 5.0%

As of December 31, 2007	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk-based capital (to risk-weighted assets)						
Consolidated	$26,775,000	9.04%	$23,703,000	≥ 8.0%	$29,629,000	≥10.0%
Community National Bank	$26,724,000	10.33%	$20,694,000	≥ 8.0%	$25,867,000	≥10.0%
Community Bank, Austin	$3,898,000	10.43%	$2,991,000	≥ 8.0%	$3,739,000	≥10.0%
Tier I risk-based capital (to risk-weighted assets)						
Consolidated	$22,164,000	7.48%	$11,852,000	≥ 4.0%	$17,777,000	≥ 6.0%
Community National Bank	$23,489,000	9.08%	$10,347,000	≥ 4.0%	$15,520,000	≥ 6.0%
Community Bank, Austin	$3,482,000	9.31%	$1,495,000	≥ 4.0%	$2,243,000	≥ 6.0%
Tier I leveraged capital (to average assets)						
Consolidated	$22,164,000	6.15%	$14,423,000	≥ 4.0%	$18,208,000	≥ 5.0%
Community National Bank	$23,489,000	7.72%	$12,178,000	≥ 4.0%	$15,222,000	≥ 5.0%
Community Bank, Austin	$3,482,000	6.23%	$2,236,000	≥ 4.0%	$2,795,000	≥ 5.0%

A 2007 regulatory examination found Community National Bank to have various weaknesses relating to its lending practices. As a result, Community National Bank and its regulatory agency entered into a written agreement whereby Community National Bank agrees to take corrective action to address weaknesses identified in the examination.

The corrective action includes implementing procedures to address criticized assets, credit and collateral exceptions, loan staffing, credit risk identification, independent loan review, updating the bank's lending policy and violations of certain regulations and related items.

In addition, the written agreement requires more restrictive regulatory capital requirements effective June 30, 2008 that continue to be applicable to Community National Bank. The more restrictive regulatory capital ratios are Tier I leverage capital ratio of 8% and total risk-based capital ratio of 11%. Upon execution of the written agreement requiring the bank to meet and maintain higher capital levels, Community National Bank's capital category under prompt corrective action will be deemed to be no better than adequately capitalized because of the existence of the written agreement.

Management expects that it will be able to comply with the requirements of the proposed written agreement.

22. FAIR VALUES OF ASSETS AND LIABILITIES

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Investment securities available for sale are recorded at fair value on a recurring basis. Additionally, the Company is required to record at fair value other assets on a nonrecurring basis. These nonrecurring fair value adjustments typically involve application of lower-of-cost-or-market accounting to determine write-downs of individual assets.

In 2008 the Company adopted the provisions of SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands the disclosure requirements for fair value measurements.

Fair Value Hierarchy - Under SFAS 157 assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 - Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 - Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 - Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect Company estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following is a description of the valuation methodologies used for assets recorded at fair value and for estimating fair value of financial instruments not recorded at fair value (SFAS 107 disclosures).

Cash and Due From Banks, Federal Funds Sold, and Other Equity Securities - For cash and due from banks, federal funds sold, and other equity securities, the carrying amount is a reasonable estimate of fair value.

Investment Securities - All investment securities are held for investment purposes and are classified as available for sale and are recorded at fair value on a recurring basis. Fair value measurement is based on quoted prices, independent pricing models or present value calculations adjusted for credit rating and prepayment assumptions. Level 1 measurements are for those investment securities traded on an active exchange or by dealers or brokers in active over-the-counter markets. Level 2 measurements are for all those other investment securities that are not Level 1 measurements and there is an observable and active market for other similar instruments. Level 3 measurements are used when there is no observable and active market for other similar instruments.

Loans Held for Sale - The fair value of loans held for sale is based on secondary market quotes for loans with similar characteristics (Level 2 measurement).

Loans - Loans are not recorded at fair value on a recurring basis. However, the Company may recognize nonrecurring fair value adjustments to loans to reflect the value of the collateral securing the loan.

The fair value estimates for SFAS 107 purposes is determined by discounting the future cash flows using discount rates that reflect current rates for loans with similar characteristics (risk ratings and maturities). For variable rate loans that reprice frequently and with no significant change in credit risk, the carrying amount is a reasonable estimate of fair value.

Accrued Interest Receivable and Payable - The carrying amounts of accrued interest approximate the fair values.

Foreclosed Assets - Foreclosed assets include properties securing loans. Foreclosed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed assets. Fair value is generally based upon appraised values of the collateral (Level 2 measurement).

Deposits - The fair value of demand deposits, savings accounts, and money market deposits (deposits with no stated maturity) is the amount payable on demand at the reporting date. The fair value of fixed-rate certificates of deposit is determined using the rates currently offered for deposits of similar remaining maturities.

Federal Funds Purchased and Short-Term Borrowing - The carrying value of federal funds purchased and short-term borrowing represents fair value.

Federal Home Loan Bank Advances - The fair value of Federal Home Loan Bank advances is determined by using the rates currently offered for borrowings of similar remaining maturities.

Long-term Debt - The fair value of the long-term debt is determined by comparing the actual interest rate to the applicable reference rate discounted to the next rate change date.

Commitments to Extend Credit and Outstanding Letters of Credit - Loan commitments extended to customers generally relate to working capital and annual operating lines of credit which are reviewed annually, and amounts funded are assessed interest at prevailing interest rates. Accordingly, the amount of the commitment, if funded, is a reasonable estimate of fair value.

Outstanding letters of credit are short term in duration, and terms provide for assessing interest at the prevailing interest rate. Accordingly, the amount of the letter of credit, if funded, is a reasonable estimate of fair value.

Derivative Financial Instruments - The Company does not use derivatives for trading purposes or to manage interest rate risks.

The following presents the balance of investment securities measured at fair value on a recurring basis as of December 31, 2008.

Level 1	$ -
Level 2	22,809,892
Level 3	-
Total	$22,809,892

The following presents the balances of assets measured at fair value on a nonrecurring basis in 2008 that were still held in the balance sheet at year end showing the level of valuation assumptions used to determine each adjustment.

(Amounts in thousands)	Total	Level 1	Level 2	Level 3
Loans held for sale	$392,000	$ -	$392,000	$ -
Loans (1)	9,319,000	-	9,319,000	-
Foreclosed assets (2)	1,069,226	-	1,069,226	-

(1) Represents the carrying value of impaired, net of the associated valuation allowance of $1,374,000 loans. The carrying value of loans fully charged off is zero.
(2) Represents the carrying value of other real estate owned properties that were measured at fair value subsequent to being classified as other real estate owned.

The fair values of the Company's financial instruments as of December 31, 2008 and 2007 as required by SFAS 107 are as follows:

	2008		2007	
(Amounts in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and due from banks	$14,005	$14,005	$13,891	$13,891
Federal funds sold	11,517	11,517	5,841	5,841
Investment securities	22,810	22,810	23,369	23,369
Other equity securities	2,521	2,521	2,252	2,252
Loans held for sale	392	392	517	517
Loans	234,084	234,618	294,137	294,734
Allowance for loan losses	(5,414)	(5,414)	(3,781)	(3,781)
Accrued interest receivable	1,235	1,235	1,815	1,815
Total	$281,150	$281,684	$338,041	$338,638
Financial Liabilities:				
Deposits	$251,584	$251,695	$306,708	$305,509
Federal funds purchased	-	-	3,124	3,124
Short-term borrowing	4,774	4,774	3,824	3,824
Federal Home Loan Bank advances	21,500	21,640	18,000	18,434
Long-term debt	6,702	7,133	6,702	6,578
Accrued interest payable	239	239	489	489
Total	$284,799	$285,481	$338,847	$337,958

23. OFF-BALANCE SHEET RISK - FINANCIAL INSTRUMENTS

As financial institutions, the Bank Subsidiaries engage in off-balance sheet activities to meet the financing needs of customers located within the trade areas of the Bank Subsidiaries. Such activities consist principally of commitments to extend credit. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. The contractual commitments to extend credit under these financial instruments at December 31, 2008 totaled approximately $42,260,000. Outstanding letters of credit totaled approximately $1,893,000 at December 31, 2008.

Contractual commitments to extend credit are legally binding agreements to lend money to customers at predetermined interest rates for a specific period of time. Such commitments may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In order to make commitments to extend credit, collateral may be obtained if deemed necessary by management's credit evaluation. Collateral held varies, but may include receivables, inventory, equipment, or real estate.

Exposure to credit losses is represented by the contractual amounts of the commitments to extend credit, and credit losses may be incurred when a customer fails to perform in accordance with the contractual terms. The Bank Subsidiaries use the same credit standards in making commitments as they do for on-balance sheet lending activities, and periodically reassess the credit worthiness of customers through ongoing credit reviews.

24. CONTINGENCIES

In the normal course of business, miscellaneous asserted and unasserted claims exist relating to the Company. Based on a review of such items, management believes no material liability will result from such claims.

25. COMMUNITY NATIONAL BANCORPORATION
PARENT COMPANY ONLY FINANCIAL INFORMATION

BALANCE SHEETS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
Due from bank	$142,996	$111,193
Investment in Community National Bank	26,420,831	27,717,437
Investment in Community Bank, Austin	4,149,618	5,673,498
Investment in Statutory Trusts II and III	202,000	202,000
Prepaid and other assets	-	107,408
Deferred income taxes	-	123,000
Total assets	$30,915,445	$33,934,536
LIABILITIES		
Short-term borrowing	$4,773,965	$3,823,965
Long-term debt	6,702,000	6,702,000
Accrued interest payable	42,881	18,452
Other accrued liabilities	2,443	-
Deferred compensation	159,856	129,075
Deferred directors' fees	140,160	216,711
Total liabilities	11,821,305	10,890,203
STOCKHOLDERS' EQUITY		
Preferred stock, unissued	-	-
Common stock	15,993,004	15,868,890
Retained earnings	2,829,748	7,070,642
Accumulated other comprehensive gains	271,388	104,801
Total stockholders' equity	19,094,140	23,044,333
Total liabilities and stockholders' equity	$30,915,445	$33,934,536

25. COMMUNITY NATIONAL BANCORPORATION
PARENT COMPANY ONLY FINANCIAL INFORMATION

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
INCOME		
Management fee Bank Subsidiaries	$ 830,400	$ 706,800
Interest and dividends	13,037	13,378
Total income	843,437	720,178
EXPENSES		
Losses of Bank Subsidiaries	3,387,073	687,842
Salaries and employee benefits	935,572	823,043
Interest on short-term borrowing and long-term debt	633,905	547,773
Other	61	182,063
Total expenses	4,956,611	2,240,721
Loss before income taxes	(4,113,174)	(1,520,543)
Income tax (expense) benefit	(127,720)	283,118
NET LOSS	($4,240,894)	($1,237,425)

25. COMMUNITY NATIONAL BANCORPORATION
PARENT COMPANY ONLY FINANCIAL INFORMATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	($4,240,894)	($1,237,425)
Adjustments to reconcile net loss to net cash from operating activities		
Losses of Bank Subsidiaries net of distributions	3,387,073	1,287,842
Amortization expense	-	41,217
Deferred income taxes	123,000	(6,000)
Deferred directors' fees	(76,551)	29,192
Deferred compensation	30,781	28,994
Decrease (increase) in prepaid and other assets	107,408	(82,366)
Increase (decrease) in accrued interest payable	24,429	(11,574)
Increase in accrued liabilities	2,443	-
Total adjustments	3,598,583	1,287,305
Net cash (used in) provided by operating activities	(642,311)	49,880
CASH FLOWS FROM INVESTING ACTIVITY		
Contribution of capital to Bank Subsidiaries	(400,000)	(1,100,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Short-term borrowings	950,000	2,773,965
Retirement of Trust Preferred Securities	-	(3,500,000)
Proceeds from Trust Preferred Securities	-	3,500,000
Proceeds from issuance of common stock	124,114	92,425
Redemption of common stock	-	(1,769,455)
Net cash provided by financing activities	1,074,114	1,096,935
Net increase in due from bank	31,803	46,815
Balance of due from bank, beginning of year	111,193	64,378
Balance of due from bank, end of year	$142,996	$111,193

UNAUDITED

COMMUNITY NATIONAL BANCORPORATION
CONSOLIDATED INCOME STATEMENT
March 31, 2009

	Community National Bank	Community Bank, Austin	Holding Co.	Eliminations	3/31/2009 Actual Consolidated Earnings	3/31/2008 Actual Consolidated Earnings
INTEREST INCOME						
Loan interest income	2,750,724	479,122	-	-	3,229,846	4,633,197
Federal funds sold	5,326	1,257	-	-	6,583	116,771
Invest Int, BOLI Inc and dividends	230,494	80,199	-	-	310,693	339,483
Total interest income	2,986,544	560,578	-	-	3,547,122	5,089,451
INTEREST EXPENSE						
Deposits	866,884	266,901	-	-	1,133,785	2,282,098
F.F. Purch / Borrowed Money	202,856	6,111	-	-	208,967	252,231
Parent LOC obligation	-	-	39,480	-	39,480	66,919
Trust preferred securities	-	-	105,865		105,865	105,194
Total interest expense	1,069,740	273,012	145,345	-	1,488,097	2,706,442
NET INTEREST INCOME	1,916,804	287,566	(145,345)	-	2,059,025	2,383,009
PROVISION FOR LOAN LOSSES	187,500	22,500	-	-	210,000	385,179
NII LESS PROVISION	1,729,304	265,066	(145,345)	-	1,849,025	1,997,830
NONINTEREST INCOME						
Deposit service fees	154,281	101,717	-	-	255,998	337,016
Other fees and income	452,362	157,025	-	(30,000)	579,387	559,398
Total noninterest income	606,643	258,742	-	(30,000)	835,385	896,414
NONINTEREST EXPENSES						
Salaries and employee benefits	1,298,978	358,813	-	-	1,657,791	1,703,346
Equipment	90,540	34,762	-	-	125,302	119,155
Occupancy	180,846	63,289	-	-	244,135	238,517
Advertising and public relations	60,263	17,314	374	-	77,951	137,047
Other	706,684	256,985	8,350	(30,000)	942,019	931,313
Total noninterest expenses	2,337,311	731,163	8,724	(30,000)	3,047,198	3,129,378
Income before tax expense	(1,364)	(207,355)	(154,069)		(362,788)	(235,134)
Tax (expense) / benefit	25,882	-	-		25,882	100,021
NET INCOME (LOSS)	24,518	(207,355)	(154,069)	-	(336,906)	(135,113)

# of shares O/S	1,574,793
BV per share =	11.74
Tangible BV per share =	8.43

PART III -- EXHIBITS

INDEX TO EXHIBITS.

203048

RECEIVED
FEB 1 0 1997
SECRETARY OF STATE

ARTICLES OF INCORPORATION
OF
COMMUNITY NATIONAL BANCORPORATION

513628 ARTI10 $50.00 DJC 2

The undersigned incorporator of a corporation organized under the provisions of the Iowa Business Corporation Act, Chapter 490, Code of Iowa (1995) (the "Act"), hereby adopts the following Articles of Incorporation for such corporation.

ARTICLE I
NAME

The name of the corporation is Community National Bancorporation (the "Corporation").

ARTICLE II
DURATION

The Corporation shall have perpetual duration.

ARTICLE III
PURPOSE AND POWERS

The Corporation shall have unlimited power to engage in, and to do any lawful act concerning, any and all lawful businesses for which corporations may be organized under the Act.

ARTICLE IV
CAPITAL STOCK

The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is Eleven Million (11,000,000) shares which shall be divided into classes of which One Million (1,000,000) shares without par value shall be designated Preferred Stock, and Ten Million Shares without par value shall be designated common stock. The common stock shall have unlimited voting rights and shall be entitled to the net assets of the Corporation upon dissolution, subject to the preferential rights of the Preferred Stock, if any.

Authority is hereby expressly granted to the board of directors of the Corporation, subject to the provisions of this Article IV and to the limitations prescribed by law, by delivering to the Iowa Secretary of State for filing articles of amendment hereto, which will be effective without shareholder action, to authorize the issuance of one or more series of Preferred Stock and, with respect to each series, to fix by resolution or resolutions providing for the issuance of the series, the voting powers, full or limited, if any, of the shares of the series and the designations, preferences and relative rights, participating optional or other special rights, and the qualifications, limitations or restrictions thereof. Each series shall consist of such number of shares as shall be stated and expressed in the resolution or resolutions providing for the issuance of the Preferred Stock of the series, together with such additional number of shares as the board of directors by resolution or resolutions may from time to time determine to issue as a part of the series. The board of directors may from time to time decrease the number of shares of any series of Preferred Stock (but not below the number thereof then outstanding) by providing that any unissued shares previously assigned to the series shall no longer constitute a part thereof and may assign the unissued shares to an existing or newly created series.

The authority of the board of directors with respect to each series shall include, but not be limited to, the determination or fixing of the following:

(a) The designation of the series.

(b) The dividend rate of the series, the conditions and dates upon which dividends shall be payable, the relation which the dividends shall bear to the dividends payable on any other class or classes of stock, and whether the dividends shall be cumulative or non-cumulative.

(c) Whether the shares of the series shall be subject to redemption by the Corporation and, if made subject to redemption, the times, prices and other terms and conditions of the redemption.

(d) The rights of the holders of the shares of the series upon the dissolution of, or upon the distribution of assets of, the Corporation, and the amount payable on the shares in the event of voluntary or involuntary liquidation.

(e) The terms and amount of any retirement or sinking fund provided for the purchase or redemption of the shares of the series.

(f) Whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation and, if provision be made for conversion or exchange, the times, prices, rates, adjustments and other terms and conditions of the conversion or exchange.

(g) The extent, if any, to which the holders of the shares of the series shall be entitled to vote with respect to the election of directors or otherwise.

The holders of shares of each series of Preferred Stock shall be entitled to receive, when and as declared by the board of directors, out of funds legally available for the payment of dividends, dividends at the rates fixed by the board of directors for such series, and no more, before any dividends, other than dividends payable in common stock, shall be declared and paid, or set apart for payment, on the common stock with respect to the same dividend period.

Whenever, at any time, dividends on the then outstanding Preferred Stock as may be required with respect to any series outstanding shall have been paid or declared and set apart for payment, and after compliance with any retirement or sinking fund or funds for any series of Preferred Stock, the board of directors may, subject to the provisions of the resolution or resolutions creating any series of Preferred Stock, declare and pay dividends on the common stock out of funds legally available for the payment of dividends, and the holders of shares of Preferred Stock shall not be entitled to share therein.

The holders of shares of each series of Preferred Stock shall be entitled upon liquidation or dissolution or upon the distribution of the assets of the Corporation to such preferences as provided in the resolution or resolutions creating the series, and no more, before any distribution of the assets of the Corporation shall be made to the holders of shares of common stock. Whenever the holders of shares of Preferred Stock shall have been paid the full amounts to which they shall be entitled, the holders of shares of the common stock shall be entitled to share ratably in all the remaining assets of the Corporation.

Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the board of directors providing for the issuance of any series of Preferred Stock, the holders of each series of Preferred Stock shall have no voting power whatsoever.

No holder of any share of any class of stock of the Corporation shall have any preemptive right to subscribe for or acquire additional shares of stock of any class of the Corporation or warrants or options to purchase, or securities convertible into, shares of any class of stock of the Corporation.

ARTICLE V

REGISTERED OFFICE AND AGENT

The street address of the Corporation's initial registered office in Iowa is 2213 Parrish Street, Cedar Falls, Iowa 50613 and the name of its registered agent at that office is Josef M. Vich.

ARTICLE VI

BOARD OF DIRECTORS

The Corporation shall have not more than twenty (20) nor less than five (5) directors. Ten (10) directors shall constitute the initial board of directors, and the names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified are:

Robert T. Buckley	1552 Pinnacle Place, Waterloo, IA 50701
Kenneth A. Budke, II	2616 Rownd Street, Cedar Falls, IA 50613
Ross D. Christensen	1056 Prospect Blvd., Waterloo, IA 50701
John G. Deery, Sr.	3313 Tuscon Dr., Cedar Falls, IA 50613
Max E. Guernsey	3309 Inverness Road, Waterloo, IA 50701
Kenneth A. Lockard	8024 Slap Tail Trail, Cedar Falls, IA 50613
Kathleen E. McCoy	310 Russell Road, Waterloo, IA 50701
David R. Mason	8140 Beaver Hills Lane, Cedar Falls, IA 50613
Josef M. Vich	2213 Parrish Street, Cedar Falls, IA 50613
Richard C. Young	3704 Inverness, Waterloo, IA 50701

The total number of directors shall be divided into three (3) groups which shall be designated Group A, Group B and Group C. Each group shall contain one third of the total directors, as near as may be. The initial members of Group A are:

Kenneth A. Budke, II	2616 Rownd Street, Cedar Falls, IA 50613
John G. Deery, Sr.	3313 Tuscon Dr., Cedar Falls, IA 50613
Max E. Guernsey	3309 Inverness Road, Waterloo, IA 50701

The initial members of Group B are:

Ross D. Christensen	1056 Prospect Blvd., Waterloo, IA 50701
Kenneth A. Lockard	8024 Slap Tail Trail, Cedar Falls, IA 50613
Kathleen E. McCoy	310 Russell Road, Waterloo, IA 50701

The initial members of Group C are:

Robert T. Buckley	1552 Pinnacle Place, Waterloo, IA 50701
David R. Mason	8140 Beaver Hills Lane, Cedar Falls, IA 50613
Josef M. Vich	2213 Parrish Street, Cedar Falls, IA 50613
Richard C. Young	3704 Inverness, Waterloo, IA 50701

The terms of the directors in Group A shall expire at the first annual shareholders' meeting after their election. The terms of the directors in Group B shall expire at the second annual shareholders' meeting after their election. The terms of the directors in Group C shall expire at the third annual meeting after their election. At each annual shareholders' meeting held thereafter directors shall be chosen for a period of three (3) years to succeed those whose terms expire.

ARTICLE VII

INCORPORATOR

The name and address of the incorporator of the Corporation is:

Josef M. Vich
2213 Parrish Street
Cedar Falls, IA 50613

ARTICLE VIII

LIABILITY OF DIRECTORS

A director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for the breach of fiduciary duties as a director, except for liability (i) for a breach of the director's duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derives an improper personal benefit, or (iv) under Iowa Code Section 490.833. If the Act is hereafter amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation, in addition to the limitations on personal liability provided herein, shall be eliminated or limited to the extent of such amendment, automatically and without any further action, to the maximum extent permitted by law. Any repeal or modification of this Article VIII by the shareholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability, or any other right or protection, of a director of the Corporation with respect to any state of facts existing at or prior to the time of such repeal or modification.

ARTICLE IX

INDEMNIFICATION OF OFFICERS AND DIRECTORS

To the maximum extent permitted by the Act, each director and officer of the Corporation shall be indemnified by the Corporation against any judgments, penalties, fines, settlements and reasonable expenses incurred by such director or officer in connection with any proceeding to which the director or officer is made a party by reason of the fact that the director or officer is or was (i) a director or officer of the Corporation; (ii) serving in any capacity at the request of the Corporation; or (iii) serving in any capacity at the request of the Corporation for any other entity or person. The Corporation shall advance and pay all reasonable expenses incurred by such director or officer in connection with such proceedings, including attorneys' fees, expenses and retainers. The term "proceeding" shall mean any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal. The term "party" includes a director or officer who was, is or is threatened to be made a defendant or respondent in a proceeding. This indemnification shall extend to the heirs, executors, administrators and personal representatives of the directors and officers of the Corporation. This Article IX shall not provide indemnification for a breach of a director's or officer's duty of loyalty to the Corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, for a transaction from which the director or officer derives an improper personal benefit, for liability under Section 490.833 of the Act, or in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged personally liable to the Corporation. Indemnification in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

ARTICLE X

TENDER OFFERS

The Board of Directors of the Corporation, when evaluating any offer of another party (i) to make a tender offer for any securities of the Corporation or (ii) to effect a Business Combination (as defined in Article XI below) shall, in connection with the exercise of its judgment in determining what is in the best interest of the Corporation, be authorized to give due consideration to such factors as the Board of Directors determines to be relevant, including without limitation:

(a) The interests of the Corporation's shareholders;

(b) Whether the proposed offer or transaction might violate federal or state laws or regulations;

(c) The consideration being offered in the proposed transaction, in relation to the then current market price for the outstanding shares of common stock of the Corporation, the estimated price that might be achieved in a negotiated sale of the Corporation as a whole or in part or through orderly liquidation, the premium over market price for the securities of other companies engaged in similar transactions, current political, economic and other factors bearing on prices of securities, and the Corporation's financial condition and future prospects; and

(d) The social, legal and economic effects upon employees, suppliers, customers and others having similar relationships with the Corporation, and the communities in which the Corporation conducts its business.

In connection with any such evaluation, the Board of Directors is authorized to conduct such investigation and to engage in such legal proceedings to test the legal propriety of proposed offers or transactions as the Board of Directors may determine.

ARTICLE XI

BUSINESS COMBINATIONS

The affirmative vote of the holders of not less than two-thirds of the outstanding shares of the Corporation's common stock (other than the shares beneficially owned by an Acquiring Person) shall be required for the approval or authorization of any Business Combination of the Corporation or any subsidiary of the Corporation with any Acquiring Person, notwithstanding the fact that no vote may be required, or that a lesser percentage may be specified by law or otherwise; provided, however, that the two-thirds outstanding common stock requirement shall not be applicable and such Business Combination shall require only such affirmative vote as is required by law or otherwise if: (i) the Board of Directors of the Corporation by the affirmative vote of at least two thirds of all members who were directors prior to such Acquiring Person becoming an Acquiring Person has expressly approved such Business Combination either in advance of or subsequent to such Acquiring Person becoming an Acquiring Person; or (ii) as of the date of the consummation of a Business Combination, (the "Consummation Date") the holders of each particular class or series of capital stock receive a Fair Price as such term is defined in subsection (c) below.

For purpose of this Article XI:

(a) The term "Business Combination" shall mean any (i) merger or consolidation of the Corporation or a subsidiary of the Corporation with an Acquiring Person or any other Person which is or after such merger or consolidation would be an "Affiliate" or "Associate" of an Acquiring Person; (ii) sale, lease or transfer (in one transaction or a series of transactions with any Acquiring Person or any Affiliate or Associate of any Acquiring Person), of all or substantially all of the assets of the Corporation or of a subsidiary of the Corporation to an Acquiring Person or any Affiliate or Associate of any Acquiring Person; (iii) adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Acquiring Person or any Affiliate or Associate of an Acquiring Person; (iv) reclassification of securities (including any reverse stock split) or recapitalization of the Corporation or any other transaction that would have the effect, either directly or indirectly, of increasing the proportionate ownership of any class of equity or convertible securities of the Corporation or any subsidiary of the Corporation which is directly or indirectly beneficially owned by an Acquiring Person or any Affiliate or Associate of an Acquiring Person; and (v) an agreement, contract or other arrangement providing for any of the transactions described in this definition of Business Combination.

(b) The term "Fair Market Value" shall mean (i) in the case of shares, the highest closing sale price quoted during the 30-day period immediately preceding the Consummation Date on the National Association of Securities Dealers, Inc. automated quotations system or any similar system then in general use, or if such shares are listed on an exchange, the highest closing bid quotation with respect to the shares during the 30-day calendar period preceding the Consummation Date, or, if no such quotations are available, the Fair Market Value of a share on the Consummation Date as determined by a vote of at least two thirds of all members of the Board of Directors who were directors prior to such Acquiring Person becoming an Acquiring Person; and (ii) in the case of property other than cash or shares, the fair market value of such property on the Consummation Date as determined by a vote at least two thirds of all members of the Board of Directors who were directors prior to such Acquiring Person becoming an Acquiring Person.

(c) The term "Fair Price" shall mean that the aggregate amount of cash and the Fair Market Value of consideration other than cash to be received per share is at least equal to the highest of the following: (i) if applicable, the highest per share price, including any brokerage commissions, transfer taxes, and soliciting dealers' fees, paid by the Acquiring Person for any shares acquired by it within the two year period immediately preceding the Consummation Date or the transaction in which it became an Acquiring Person, whichever is higher; or (ii) the Fair Market Value per share.

(d) The term "Person" shall mean any individual, firm, corporation or other entity and shall include any group comprised of any Person and any other Person with whom such person or any Affiliate or Associate of such Person has any agreement, arrangement or understanding, directly or indirectly, for the purpose of acquiring, holding, voting or disposing of stock of the Corporation.

(e) The term "Acquiring Person" shall mean any Person (other than the Corporation, or any subsidiary or any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which: (i) is the Beneficial Owner (as hereinafter defined) of fifteen percent (15%) or more of the outstanding common stock of the Corporation; (ii) is an Affiliate or Associate of the Corporation and, at any time within the two-year period immediately prior to Consummation Date was the Beneficial Owner of fifteen percent (15%) or more of the outstanding common stock of the Corporation; or (iii) is on the Consummation Date an assignee of, or has otherwise succeeded to the beneficial ownership of, any shares of outstanding common stock of the Corporation which were at any time within the two year period immediately prior to the Consummation Date beneficially owned by any Acquiring Person, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933.

(f) A Person shall be a "Beneficial Owner" of any stock: (i) which such Person or any of its Affiliates or Associates beneficially owns, directly or indirectly; or (ii) which such Person or any of its Affiliates or Associates has, directly or indirectly, (a) the right to acquire whether such right is exercisable immediately or not, pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangements or understanding.

(g) The terms "Affiliate" and "Associate" shall have the following meanings:

"Affiliate" shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person.

"Associate," when used to indicate a relationship with any Person, means (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of voting stock; (ii) any trust or other estate in which such person is at least a twenty percent (20%) Beneficial Owner or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person.

(h) An Acquiring Person shall be deemed to have acquired a share of the Corporation at the time when such Acquiring Person became the Beneficial Owner thereof.

IN WITNESS WHEREOF, the aforesaid Incorporator has caused the execution of the foregoing Articles of Incorporation on this 10 day of February, 1997.

Josef M. Vich

Josef M. Vich, Incorporator



PAUL D. PATE
Secretary of State
State of Iowa

Statement of Change of Registered Office or Registered Agent or Both

JAN 2 199[illegible] # 203048

$0.00 DJC

Pursuant to the provisions of the *Iowa Business Corporation Act*, the *Iowa Limited Liability Company Act*, or the *Iowa Nonprofit Corporation Act*, the corporation submits the following statement to change the registered office or registered agent or both, in Iowa:

524128 ACHG

1. The name of the corporation: COMMUNITY NATIONAL BANCORPORATION

2. The address of the new registered office of the corporation: *

P.O. Box 1288 Waterloo IA. 50704

Street City State Zip

422 Commercial St., Waterloo IA 50701

3. The name of the **new registered agent** for the corporation: *

*NOTE: The address of the registered office and the address of the business office of the registered agent as changed, will be identical.

4. **Signature** [signature]

Please type or print name and title: Josef M. Vich, President

COMPLETE THIS ITEM ONLY IF REGISTERED AGENT HAS C
The undersigned consents to be appointed registered agent for the corporation n

Name of new agent ____________

Signature ____________

FILED
IOWA
SECRETARY OF STATE
1/30/98
2:52 pm
W170793

The information you provide will be open for public inspection under *Iowa Code*, section 22.11.

PLEASE READ INSTRUCTIONS ON REVERSE BEFORE COMPLETING

635-0119

E10

BYLAWS

OF

COMMUNITY NATIONAL BANCORPORATION

An Iowa Corporation

ARTICLE I

Section 1. Principal Office in Iowa. The principal office of Community National Bancorporation (hereinafter called "CNB") in the State of Iowa shall be located in Waterloo, Black Hawk County, Iowa.

Section 2. Other Offices. CNB may have places of business or other offices at such other place or places within the State of Iowa, as the Board of Directors of CNB (the "Board") may from time to time determine.

ARTICLE II

MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders shall be held during the month of April in each year on a date to be determined by the Board for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board shall cause the election to be held at a special meeting of the shareholders as soon thereafter as conveniently may be.

Section 2. Special Meetings. Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President, the Secretary, or the Board, and shall be called by the President or Secretary at the written request of the holders of a majority of all the outstanding shares of CNB entitled to vote at the meeting. Such request shall state the purpose or purposes for which such meeting is to be called.

Section 3. Place of Meeting. The annual meeting shall be held at the principal place of business of CNB or as such other place within the State of Iowa as the Board may designate. The Board may designate any place within the State of Iowa as the place of meeting for any special meeting called by the Board. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place within the State of Iowa as the place for the holding of such meeting. If no designation is made, any special meeting shall be held at the principal place of business of CNB, but any special meeting may be adjourned to reconvene at any place within the State of Iowa designated by vote of a majority of the shares represented.

Section 4. Notice of Meeting. Written or printed notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) days (or such greater number as is required by law) nor more than sixty (60) days before the date of the meeting, either personally or by mail, by or at the direction of the President, the Secretary, or the officer or persons calling the meeting, either personally or by mail, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at the shareholder's address as it appears on the stock record books of CNB, with postage thereon prepaid.

Section 5. Waiver of Notice.

(a) A written waiver of notice of any meeting of the shareholders signed by any shareholder entitled to such notice, whether before or after the time stated in such notice for the holding of such meeting, shall be equivalent to the giving of such notice to such shareholder in due time as required by law and these Bylaws, provided that such waiver in respect to any matter of which notice is required under any provision of the Iowa Business Corporation Act shall contain the same information as would have been required to be included in such notice, except the time and place of meeting.

(b) Presence at or participation in any shareholders meeting by a shareholder, in person or by proxy, shall be equivalent to waiver of giving of notice of such meeting and irregularities in any notice given.

Section 6. Voting List. The officer or agent having charge of the stock transfer books for shares of CNB shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of ten (10) days prior to such meeting, shall be kept on file at the principal place of business of CNB and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original stock transfer books shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer books or to vote at any meeting of shareholders. Failure to comply with the requirements of this section shall not affect the validity of any action taken at such meeting.

Section 7. Quorum. At any meeting of the shareholders, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum of the shareholders for all purposes, unless the representation of a larger number is required by law or the Articles of Incorporation, and in that case, the representation of the number so required shall constitute a quorum. If the holders of the number of shares necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place determined by these Bylaws for an annual meeting, or determined by a notice as provided in these Bylaws for a special meeting, persons holding a majority of the shares present in person or by proxy may adjourn the meeting, from time to time, without notice other than by announcement at the meeting, until the holders of the number of shares requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 8. Organization.

(a) The chairperson of the Board (the "Chairperson") or, in the Chairperson's absence, the President shall call meetings of the shareholders to order and shall act as Chairperson of such meetings. In the absence of both the Chairperson and the President, the holders of a majority of the shares present at the meeting may appoint any shareholder to act as Chairperson of the meeting.

(b) The Secretary shall act as Secretary at all meetings of the shareholders, but in the absence of the Secretary at any meeting of the shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

Section 9. Voting of Shares.

(a) Except as otherwise provided by law or in these Bylaws, each outstanding share of voting common stock shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders, and at each meeting held for the election of directors shall be entitled to vote the number of shares owned by the shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote. Such vote may be cast either in person or by proxy executed and delivered as provided in Section 12 of this Article II.

(b) The shareholders having the right to vote shares at any meeting shall only be those of record on the stock books of CNB, and those acting in a representative capacity as specified in Section 10 of this Article II, on the date determined pursuant to the provisions of Section 8 of Article V of these Bylaws.

(c) On and after the date on which written notice of redemption of redeemable shares has been mailed to the holders thereof and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders thereof upon surrender of certificates therefor, such shares shall not be entitled to vote on any matter and shall not be deemed to be outstanding shares.

(d) Neither treasury shares, nor shares of CNB's stock held by CNB as sole trustee, nor shares held by another entity, if a majority of the shares or interests entitled to vote for the election of directors of such other entity is held by CNB, shall be voted at any meeting or counted in determining the total number of outstanding shares at any given time.

(e) Voting by shareholders on any question or in any election may be by voice vote unless the Chairperson shall order or any shareholder shall demand that voting be by ballot. On a vote by ballot, each ballot shall be signed by the shareholder voting or by the proxy in the shareholder's name if there be such proxy, and shall state the number of shares voted by such shareholder.

(f) If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number is required by law, or the Articles of Incorporation or these Bylaws.

Section 10. **Voting by Representative.**

(a) Shares held by an administrator, executor, guardian or conservator may be voted by such person, either in person or by proxy, without a transfer of such shares into the name of such person if documentation reasonably required by the Board evidencing such authority is provided to CNB.

(b) Shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the name of such receiver, if such authority is contained in an appropriate order of the court by which such receiver was appointed and such order or other documentation reasonably required by the Board is provided to CNB.

(c) Shares held by or under the control of a power of attorney duly executed and filed with the Secretary of CNB may be voted by such power of attorney without the transfer thereof into the name of such power of attorney.

(d) Shares standing in the name of a trustee may be voted by such trustee, either in person or by proxy, but no trustee shall be entitled to vote shares held by the trustee without a transfer of such shares into the name of the trustee.

(e) A shareholder whose shares are pledged shall be entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

(f) Shares standing in the name of another corporation or entity may be voted by such officer, agent or proxy as the bylaws or other governing document of such corporation or entity may prescribe, or, in the absence of such provision, as the board of directors of such corporation or entity may determine.

Section 11. **Inspectors of Election.** The Board in advance of any meeting of shareholders may appoint inspectors to act at such meeting or any adjournment thereof. If inspectors of election are not so appointed, the officer or person acting as Chairperson of any such meeting may, and on the request of any shareholder or proxy shall, make such appointment. In case any person appointed as inspector shall fail to appear or act, the vacancy may be filled by appointment made by the Board in advance of the meeting, or at the meeting by the officer or person acting as Chairperson. The inspectors of election shall register proxies; determine the number of shares outstanding, the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity and effect of proxies; receive votes, ballots, assents or consents; hear and determine all challenges and questions in any way arising in connection with the vote; count and tabulate all votes, assents and consents; determine and announce the result; and do such acts as may appear proper to conduct the election or vote with fairness to all shareholders. The maximum number of such inspectors appointed shall be three (3), and no inspector whether appointed by the Board or by the officer or person acting as Chairperson need be a shareholder.

Section 12. Proxies. At all meetings of the shareholders, a shareholder entitled to vote may vote by proxy appointed in writing by the shareholder or by the shareholder's duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of CNB or the Chairperson of the meeting before the meeting. No proxy shall be valid after eleven (11) months from the date of its execution unless a longer period is expressly provided in the appointment form. Every shareholder's proxy for any shareholders meeting shall be registered with duly-appointed election inspectors, if any, prior to the commencement of such meeting. Such registration shall require the listing of the shareholder of record, the number of shares held by such shareholder, and the name or names of the persons entitled to vote such proxies. Registration shall be conducted at the same premises in which the meeting is to be held and shall be during the hours specified in the notice of the meeting, except that such registration must be on the same day as the meeting, must commence at least one hour prior to the start of the meeting, and must terminate prior to or at the start of said meeting. Any proxies not registered pursuant to the provisions of these Bylaws shall not be recognized, counted or tabulated as to any matters coming before the particular meeting.

Section 13. Informal Action by Shareholders. Any action required or permitted by law, the Articles of Incorporation, or these Bylaws to be taken at a meeting of the shareholders may be taken without a meeting or vote if a consent in writing setting forth the action so taken shall be signed by ninety percent (90%) or more of the votes entitled to be cast at a meeting at which all shares entitled to vote on the action were present and voted, and delivered to the CNB for filing with the corporate minutes or records.

Section 14. Order of Business. The order of business at the annual meeting, and so far as practicable at all other meetings of the shareholders shall, unless a majority of the shareholders present at the meeting direct otherwise, be as follows:

1. Proof of due notice of meeting.
2. Report of quorum and voting entitlement.
3. Presentation and action with respect to any unapproved minutes.
4. Reports of officers and committees.
5. Election of directors.
6. Unfinished business.
7. New business.
8. Adjournment.

ARTICLE III

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of CNB shall be managed by the Board. The Board may authorize any officer or officers, agent or agents, to enter into any contract or to execute and deliver any instrument in the name and on behalf of CNB, and such authority may be general or confined to specific instances. The Board shall have authority to provide for, or to delegate authority to an appropriate committee of the Board to provide for, reasonable pensions, disability or death benefits, stock options, and other benefits or payments, to officers and employees and to their estates, families, dependents or beneficiaries on account of prior services rendered by such officers and employees to CNB.

Section 2. Number, Tenure and Qualifications. The number of directors shall not be less than five (5) nor more than twenty (20), the exact number of directors within such limits to be determined from time to time by resolution of the Board. The total number of directors shall be divided into three (3) groups which are designated as Group A, Group B and Group C in the Articles of Incorporation. The ten (10) directors constituting the initial board of directors designated in the Articles of Incorporation were elected at the first annual meeting of shareholders held in April 1997. The terms of such directors in Group A, Group B and Group C shall expire at the first, second and third, respectively, annual shareholders' meeting after their election in April 1997. At each annual shareholders' meeting held thereafter, directors shall be elected for a term of three (3) years to succeed those directors whose terms expire. Each director shall hold office until a successor shall have been elected and qualified, or until the director's death, resignation or removal. All of the directors shall be residents of the State of Iowa, and all of the directors shall be citizens of the United States. All of the directors shall be shareholders of CNB. Beginning with the election of directors for three-year terms held at the annual meeting of shareholders in April 2006, no director may serve more than two consecutive three-year terms. In the event during such term a director attains the age seventy (70), the term of the director will end at the next ensuing annual meeting of shareholders. At that time, a replacement director shall be elected by an affirmative vote of a majority of the shareholders or by affirmative vote of a majority of the directors of the board remaining in office all as provided in Section 6.

Section 3. Quorum and Manner of Acting. A majority of the number of directors then holding office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of the directors present may adjourn the meeting from time to time until a quorum shall be present. Notice of any adjourned meeting other than by announcement at the meeting need not be given. At all meetings of directors at which a quorum shall be present, the act of the majority of the directors present at the meeting shall be the act of the Board.

Section 4. Resignation. Any director may resign at any time by giving written notice of such resignation to the President or to the Secretary. The resignation of any director shall take effect upon receipt of such notice or at such later date as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Removal. A director shall be subject to removal for any reason at a special meeting of the shareholders by the vote of a majority of the shares entitled to vote at an election of directors.

Section 6. Vacancies. Any vacancy occurring in the Board through death, resignation, removal, or any other cause, including a vacancy resulting from an increase in the number of directors by resolution of the Board, may be filled by the affirmative vote of a majority of the shareholders entitled to vote at a special or annual meeting of the shareholders or by the affirmative vote of a majority of the directors of the Board remaining in office. A director elected to fill a vacancy shall be elected to serve for the unexpired term of the director's predecessor in office, if any, or until the expiration of the director's term and shall hold office until the election and qualification of the director's successor.

Section 7. Compensation of Directors. The directors shall be entitled to be reimbursed for any expenses paid by them on account of attendance at any regular or special meeting of the Board, and the Board may provide that CNB shall pay each director such compensation for services as a director as may be determined from time to time by resolution of the Board.

Section 8. Place of Meetings. Except as provided in Section 9 of this Article III, the Board may hold its meetings and keep the books and records of CNB (except the record of its shareholders which must be kept at its principal place of business) at such place or places within the State of Iowa, as the Board may from time to time determine.

Section 9. Annual Meeting. Immediately after the final adjournment of each annual meeting of the shareholders for the election of directors, the Board shall meet, at the same place where said meeting of shareholders finally adjourned, for the purpose of organization, the election of officers and the transaction of other business. Notice of such meeting need not be given. Such meeting may be held at any other time or place as shall be specified in a notice given as hereinafter provided for special meetings of the Board or in a consent and waiver of notice thereof signed by all of the directors of the Board, at which meeting the same matters shall be acted upon as above provided.

Section 10. Special Meetings; Notice.

(a) Special meetings of the Board shall be held whenever called by direction of the President, the Secretary, or any two (2) members of the Board.

(b) Special meetings of the Board must be preceded by at least two (2) days' written notice of the date, time and place of the meeting, unless oral notice is reasonable under the circumstances. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. At any meeting at which all members of the Board shall be present, even without any notice, any business may be transacted, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 11. Substitutes for Notice. A written waiver of notice signed by a director, whether before or after the time of the meeting stated therein, shall be equivalent to the giving of such notice in due time as required by these Bylaws. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

Section 12. Director's Assent. A director who is present at a meeting of the Board at which action on any matter is taken shall be deemed to have assented to the action taken unless: (a) the director's dissent or abstention from the action shall be entered in the minutes of the meeting; (b) the director shall deliver a written dissent or abstention to such action to the person acting as the Secretary of the meeting before the adjournment thereof or shall forward such dissent or abstention by registered or certified mail to the Secretary within two (2) days after the adjournment of the meeting; or (c) the director objects at the beginning of the meeting or promptly upon the director's arrival to holding the meeting or transacting business at the meeting. Such right to dissent or abstain shall not apply to a director who voted in favor of such action.

Section 13. Telephonic Attendance. Directors may participate in meetings through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present at the meeting.

Section 14. Informal Action by Directors. Any action required or permitted by law, the Articles of Incorporation, or these Bylaws to be taken at a meeting of the directors may be taken without a meeting if a consent in writing setting forth the action so taken shall be signed by each director and included in the minutes or filed with the corporate records of CNB.

Section 15. Committees. The Board, by resolution adopted by the affirmative vote of a majority of the number of directors then in office, may establish one or more committees, each committee to consist of two (2) or more directors elected by the Board. Any such committee shall serve at the will of the Board. Each such committee shall have the powers and duties delegated to it by the Board. The Board may elect one or more of its members as alternate members of any such committee who may take the place of any absent member or members at any meeting of such committee, upon request by the Chairperson or by the chairperson of such committee. Each such committee shall determine its own rules governing the conduct of its activities as the Board may request.

ARTICLE IV

OFFICERS

Section 1. Executive Officers. The executive officers of CNB shall be the Chairperson of the Board, a President, one or more Vice Presidents (the number thereof to be determined by the Board), a Secretary and a Treasurer. None of the officers, except the Chairperson and the

President, need be a director. In its discretion, the Board by a vote of a majority thereof may leave unfilled for any such period as it may determine, any office except those of Chairperson, President, Secretary and Treasurer.

Section 2. Election and Term of Office. The executive officers of CNB shall be appointed annually by the Board at the annual meeting thereof. Each such officer shall hold office until the next succeeding annual meeting of the Board and until a successor shall have been duly appointed and qualified, or until the officer's death, resignation or removal in the manner hereinafter provided.

Section 3. Removal. Any officer may be removed by the Board whenever in its judgment the best interests of CNB will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Appointment of an officer shall not in itself create contract rights. The officers appointed in accordance with this Article IV may be removed by the Board or by any superior officer or agent upon whom the power to appoint shall have been conferred by the Board.

Section 4. Resignations. Any officer may resign at any time by giving written notice of such resignation to the President or to the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. Vacancies. A vacancy in any office may be filled for the unexpired portion of the term in the manner prescribed in these Bylaws for the election or appointment to such office for such term.

Section 6. Powers and Duties of Chairperson. The Chairperson of the Board shall preside at all meetings of the Board and shareholders at which the Chairperson may be present and, except where by law the signature of the President or a Vice President is specifically required, the Chairperson shall possess the same power as the President to sign contracts and other instruments binding upon CNB which may be authorized by the Board. The Chairperson shall consult with, advise and aid the other officers in the handling of matters relating to corporate finance and the administration of corporate policies. The Chairperson shall have such other powers and duties as the Board may determine.

Section 7. Powers and Duties of the President. Subject to the control of the Board itself, the President shall have general charge of and direct the operations of CNB and shall be the Chief Executive Officer of CNB. The President shall when present: (a) preside in the absence of the Chairperson at all meetings of the shareholders; (b) preside in the absence of the Chairperson at all meetings of the Board; (c) keep the Board fully informed and consult with the Board concerning the business of CNB; (d) have authority to sign, execute and acknowledge all contracts, checks, deeds, mortgages, bonds, leases or other obligations on behalf of CNB as may be deemed necessary or proper to be executed in the course of regular business, or which shall be authorized by the Board; (e) have authority, with the Secretary or Assistant Secretary, to sign all certificates of the shares of the capital stock and warrants duly authorized and issued by CNB; (f) sign in the name of CNB reports and all other documents or instruments which are necessary or proper to be executed in the course of regular business; (g) perform all duties incident to the office of President; and (h) perform all such other duties and have such authority as from time to time may be assigned by the Board.

Section 8. Powers and Duties of the Vice Presidents. In the absence of the President or in the event of the President's death, inability or refusal to act, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated at the time of their election, or in the absence of any designation, the senior Vice President in length of service) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Any Vice President may sign, with the Secretary or Assistant Secretary, certificates of the shares of the capital stock and warrants issued by CNB; and shall perform such other duties and have such authority as from time to time may be assigned to the Vice President by the President or by the Board.

Section 9. Powers and Duties of the Secretary. The Secretary shall: (a) keep minutes of all meetings of the shareholders and of the Board in suitable books provided for that purpose and submit such minutes at the proper subsequent meeting; (b) attend to the giving and serving of all notices by CNB as provided by these Bylaws or as required by law; (c) be custodian of the stock certificate books and such other books, records and papers as the Board may direct; (d) keep a stock record showing the names of all persons who are shareholders of CNB, their post office addresses as furnished by each such shareholder, and the number of shares of each class of stock held by them respectively, and at least ten (10) days before each shareholders' meeting, prepare a complete list of shareholders entitled to vote at such meeting arranged in alphabetical order; (e) sign, with the President or a Vice President, certificates for shares of the capital stock and warrants duly issued by CNB, the issuance of which shall have been duly authorized by CNB; (f) sign with any other officer of CNB in the name of CNB all contracts authorized by the Board or the President; and (g) perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to the Secretary by the President or the Board.

Section 10. Assistant Secretaries. There shall be such number of Assistant Secretaries as the Board may from time to time authorize and appoint, or as shall be appointed by an officer of CNB upon whom such authority has been conferred by resolution of the Board. The Assistant Secretaries may sign with the President or a Vice President certificates for shares or warrants duly issued by CNB, the issuance of which shall have been duly authorized by CNB, and may attest the signature of the Chairperson, President or Vice Presidents. The Assistant Secretaries, in general, shall perform such other duties as shall be assigned to them by the Secretary, the President or the Board.

Section 11. Powers and Duties of the Treasurer. The Treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of CNB; (b) receive and give receipts for monies due and payable to CNB; (c) deposit all monies in the name of CNB in such banks or other depositories as shall be selected in accordance with the provisions of Section 5 of Article VI of these Bylaws; and(d) perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the President or the Board.

Section 12. Other Assistants and Acting Officers. The Board or any officer, if duly authorized so to do by the Board, shall have the power to appoint any person to act as assistant to any officer, or to perform the duties of such officer whenever for any reason it is impracticable for such officer to act personally, and such assistant or acting officer so appointed shall have the power to perform all the duties of the office to which such person is so appointed to act as assistant, or as to which such person is so appointed to act, except as such power may be otherwise defined or restricted by the Board or the appointing officer.

Section 13. Officers' Salaries. The salaries of the officers shall be determined from time to time by the Board, and no officer shall be prevented from receiving such salary by reason of the fact that the officer is also a director of CNB, nor shall any director be disqualified or prohibited from voting on any motion as to the determination, increase or reduction of such compensation to be paid as an officer by reason of the officer's personal interest, either as a shareholder or director, or by reason of the officer being the presiding officer, and may vote in reference to any resolution or motion so proposed and the officer's vote shall be counted. Upon approval of the Board, officers may be reimbursed for reasonable expenses incurred by them in behalf of CNB. Officers may be entitled to receive pension, disability or death benefits, stock options, and other benefits or payments approved by the Board.

Section 14. Employees' Salaries. Subject to the approval of the Board, the President may establish the salaries of employees. Employees may be reimbursed for reasonable expenses incurred by them in behalf of CNB, upon approval of an officer designated by the Board.

Section 15. Bonds. The officers and employees of CNB having the care, custody or control of any funds or securities for CNB shall, if required by the Board, give a good and sufficient bond in a company authorized to do business in the State of Iowa indemnifying CNB against losses, which may be incurred by reason of any act or acts of fraud, dishonesty, forgery, theft, larceny, embezzlement, wrongful abstraction, misapplication, misappropriation, or other unlawful act committed by such officer or employee directly or through connivance with others, until all of officer's or such employee's accounts with CNB shall have been fully settled and satisfied. The amounts and sureties shall be subject to the approval of the Board.

ARTICLE V

SHARES AND THEIR TRANSFER

Section 1. Certificates for Shares. Every shareholder of CNB shall be entitled to a certificate or certificates, to be in such form as the Board shall prescribe, certifying the number and class of shares of CNB owned by such shareholder. No certificate shall be issued for any share until such share is fully paid.

Section 2. Execution of Certificates. The certificates for shares of CNB stock shall be numbered in the order in which they shall be issued and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary. The signatures of the President or Vice President and the Secretary or Assistant Secretary or other persons signing for CNB upon a certificate may be facsimiles. In the event any officer or other authorized person who has signed or whose facsimile signature has been placed upon such certificate for CNB shall have ceased to be such officer or employee or agent before such certificate is issued, it may be issued by CNB with the same effect as if such person were such officer or employee or agent at the date of its issue.

Section 3. Share Record. A record shall be kept by the Secretary, or by any other officer, employee or agent designated by the Board of the names and addresses of all shareholders and the number and class of shares held by each represented by such certificates and the respective dates thereof and in case of cancellation, the respective dates of cancellation. Said record shall be kept at the principal place of business of CNB.

Section 4. Cancellation. Every certificate surrendered to CNB for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled, except in cases provided in Section 7 of this Article V.

Section 5. Transfers of Stock. Transfers of shares of the capital stock of CNB shall be made only by the record holder on the books of CNB, or by such holder's attorney authorized by power of attorney duly executed and filed with the Secretary of CNB, and on surrender of the certificate or certificates for such shares properly endorsed. The person in whose name shares of stock appear on the books of CNB shall be deemed the owner thereof for all purposes as regards CNB; provided, however, that CNB shall register a security interest in shares of stock as collateral security upon a request made in compliance with law.

Section 6. Regulations. The Board may make such rules and regulations as it may deem expedient, not inconsistent with the Articles of Incorporation or these Bylaws, concerning the issue, transfer and registration of certificates for shares of the stock of CNB. It may appoint, or authorize any principal officer or officers to appoint, one or more transfer clerks or one or more transfer agents and one or more registrars, and may require all certificates of stock to bear the signature or signatures of any of them. The Board may at any time terminate the employment of any transfer agent or any registrar of transfers.

Section 7. Lost, Destroyed or Mutilated Certificates. As a condition of the issue of a new certificate for shares in the place of any certificate theretofore issued alleged to have been lost, stolen, mutilated or destroyed, the Board, in its discretion, may require the owner of any such certificate, or the owner's legal representatives, to give CNB a bond in such sum and in such form as it may direct with such surety or sureties as may be satisfactory to the Board, to indemnify CNB against any claim that may be made against it on account of the alleged loss, theft, mutilation or destruction of any such certificate or the issuance of such new certificate. Proper evidence of such loss, theft, mutilation or destruction shall be obtained for the Board, if required. The Board, in its discretion, may authorize the issuance of such new certificates without any bond when, in its judgment, it is proper to do so. However, the Board may, in its discretion, refuse to replace any lost certificate except upon the order of a court having jurisdiction in such matters.

Section 8. Closing of Transfer Books. The Board may, by resolution, direct that the stock transfer books of CNB be closed for a period not exceeding sixty (60) days preceding the date of any meeting of the shareholders, or the date for the payment of any dividend, or the date for the allotment of any rights, or the date when any change or conversion or exchange of capital shares of CNB shall go into effect, or in order to make a determination of shareholders for any proper purpose. However, if the stock transfer books be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten (10) days immediately preceding such meeting. In lieu of such closing of the stock transfer books, the Board may determine in advance a date as the record date for any such determination of shareholders, such date in every case to be not more than sixty (60) days, and, in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the stock transfer books are not closed and no record date is determined for the determination of shareholders for any of the purposes above recited, the date on which notice of the meeting is mailed or the date on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

Section 9. Warrants. Warrants, options or rights to purchase shares of the capital stock of CNB may be issued by CNB from time to time in such form as may be determined by the Board and subject to such terms and conditions as may be determined by the Board. Such warrants may be exercised, recorded, transferred and otherwise administered in the same manner as shares of the capital stock of CNB.

ARTICLE VI

WRITTEN INSTRUMENTS, BORROWING FUNDS, LOAN AND INVESTMENT APPROVALS, CHECKS AND DEPOSITS

Section 1. Written Instruments. Except as otherwise provided by resolution of the Board, all deeds, mortgages and other documents, instruments and agreements affecting real estate made by CNB shall be executed in its name by the Chairperson of the Board or the President and attested by the Secretary or the Treasurer of CNB.

Section 2. Borrowing Funds. No loans shall be contracted on behalf of CNB, and no evidences of indebtedness shall be issued in its name unless authorized by resolution of the Board. Such authority may be general or confined to specific instances.

Section 3. Loan and Investment Approvals. No loan or investment shall be made from the funds of CNB, directly or indirectly, except by an officer of CNB who is authorized to do so by resolution of the Board.

Section 4. Checks, Drafts and Notes. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of CNB, shall be signed by such officer or officers, agent or agents of CNB and in such manner as shall from time to time be determined by resolution of the Board.

Section 5. Deposits. All funds of CNB not otherwise employed shall be deposited to the credit of CNB in such banks or other depositories and in such manner as shall from time to time be determined by resolution of the Board.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 1. Corporate Seal. CNB shall not have a corporate seal.

Section 2. Fiscal Year. The fiscal year of CNB shall end at the close of business on the 31st day of December of each year.

Section 3. Voting of Stocks Owned by CNB. In the absence of a resolution of the Board to the contrary, the President or any Vice President acting within the scope of the authority as provided in Sections 7 and 8, respectively, of Article IV of these Bylaws, is authorized and empowered on behalf of CNB to attend, vote, grant discretionary proxies to be used at any meeting of shareholders or owners of any corporation or entity in which CNB holds or owns shares of stock or interests, and in that connection, on behalf of CNB, to execute a waiver of notice of any such meeting. The Board shall have authority to designate any officer or person as a proxy or attorney-in-fact to vote shares of stock or interests in any other corporation or entity in which CNB may own or hold shares of stock or interests.

Section 4. Dividends. Subject to limitations imposed by law, the Board may, out of funds legally available therefor, at any annual or special meeting declare dividends upon the shares of capital stock of CNB as and when the Board deems appropriate.

Section 5. Shareholders' Right to Information.

(a) A shareholder of CNB is entitled to inspect and copy records of CNB as required by Division XVI of the Iowa Business Corporation Act.

(b) A shareholder of CNB is entitled, upon written request, to receive a copy of CNB's annual financial statement, including a balance sheet as of the end of the fiscal year, an income statement for the fiscal year, and any report of a public accountant accompanying such financial statement.

Section 6. Indemnification. To the extent not inconsistent with the Articles of Incorporation:

(a) CNB shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of CNB, by reason of the fact that such person is or was a director or officer of CNB, or is or was serving at the request of CNB as a director or officer of another corporation, limited liability company, partnership, joint venture, trust or enterprise, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner that person reasonably believed to be in, or not opposed to, the best interests of CNB, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of CNB, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the conduct was unlawful; provided, however, that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence, misconduct or violation of law in the performance of such person's duty to CNB unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of violation of law or liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(b) To the extent that a director or officer of CNB has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsection (a), or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including reasonable attorneys' fees) actually and reasonably incurred by such person in connection therewith.

(c) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by CNB only as authorized in the specific case upon a determination that the indemnification of the director or officer is proper in the circumstances because the applicable standard of conduct set forth in subsection (a) has been met. Such determination shall be made: (1) by the Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (2) if such a quorum is not obtainable, as a quorum of disinterested directors so directs, upon advice of independent legal counsel in a written opinion; or (3) by the shareholders.

(d) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by CNB in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (c) upon receipt of an undertaking by or on behalf of the director or officer to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by CNB as authorized in this Section 6 of Article VII.

(e) The indemnification provided by this Section 6 of Article VII shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors, administrators and personal representatives of such person.

(f) CNB may purchase and maintain insurance on behalf of any person who is or was a director or officer of CNB, or is or was serving at the request of CNB as a director or officer of another corporation, bank, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by persons in any such capacity or arising out of such person's status as such, whether or not CNB would have the power to indemnify against such liability under the provisions of this Section 6 of Article VII.

Section 7. **Transactions in Which Officers and Directors are Interested**. Except as otherwise provided by law, an officer or director of CNB shall not be disqualified by holding such office from dealing or contracting with CNB either as a vendor, purchaser or otherwise, nor shall any transaction or contract of CNB be void or voidable by reason of the fact that any officer or director or any firm of which any officer or director is a member or any corporation, bank or other entity of which any officer or director is a shareholder, owner, officer or director, is in any way interested in such transaction or contract, provided that, after such interest shall have been disclosed, such transaction or contract is or shall be authorized, ratified or approved by a vote of a majority of a quorum of the Board without counting in such majority or quorum any director so interested or any director who is a member of a firm so interested, or a shareholder, officer or director of a corporation, bank or other entity so interested; nor shall any officer or director be liable to account to CNB for any profits realized by or from or through any such transaction or contract of CNB authorized, ratified or approved as provided herein, by reason of the fact that such person, or any firm of which such person is a member or any corporation, bank or other entity of which such person is a shareholder, owner, officer or director was interested in such transaction or contract. Nothing herein contained shall create liability in the events above described or prevent the authorization, ratification or approval of such contracts in any other manner provided by law.

Section 8. **Amendments to Bylaws**. These Bylaws shall be subject to amendment, alteration or repeal in whole or in part or new bylaws may be adopted by the affirmative vote of the majority of the directors of CNB then in office at any regular or special meeting of the Board; provided, however, that notice of intention to make, amend or repeal these Bylaws in whole or in part, or to adopt new bylaws, shall have been given in the notice of such meeting; provided always that no such notice shall be required to have been given, if all directors then in office shall unanimously vote in favor of any such amendment, alteration or repeal.

Dated: January 17, 2006

Community National Bancorporation

BY:______________________________
Josef M. Vich, President and CEO

AMENDED BUY-SELL AGREEMENT
COMMUNITY NATIONAL BANCORPORATION

THIS AMENDED BUY-SELL AGREEMENT (the "**Agreement**") is made as of the date specified on page 5 (the "**Effective Date**") by and among Community National Bancorporation ("**CNB**") and the persons, firms, corporations or other entities (individually a "**Shareholder**" and collectively the "**Shareholders**"), each being the owner of that number of shares of the issued and outstanding common stock of CNB ("**Shares**") set forth on the signature pages of this Agreement. When used herein, the term Shares shall include any warrants or other rights issued in respect of the Shares. This Agreement shall also be binding upon all person, firms, corporations or other entities to whom any Shares are hereafter issued and all transferees of any Shares, and each such person, firm, corporation, or other entity to whom Shares are hereafter issued or to whom Shares are transferred shall be considered a Shareholder for purposes of this Agreement. This Agreement shall amend in its entirety the Buy-Sell Agreement among CNB and the Shareholders dated August 18, 1997, as amended. When executed by the holders of two-thirds of the outstanding Shares, this Agreement shall become effective as of the Effective Date and shall be binding upon all Shareholders.

WHEREAS, the parties desire to promote their mutual interests by making provisions to ensure that the Shares continue to be closely held and to avoid future differences with respect to the transfer of Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, it is agreed by and among the Shareholders and CNB as follows:

1. **Compliance**. Except for transfers described in Sections 2 and 3, each Shareholder agrees not to sell, assign, transfer, convey, bequeath or otherwise dispose of any Shares unless the Shareholder (a "**Selling Shareholder**") has complied in all respects with the terms of this Agreement.

2. **Permitted Transfers by Shareholders**.

A. A Shareholder may sell, assign, transfer or convey, with or without consideration, all or part of the Shareholder's Shares, or any interest therein, to: (i) the spouse, children, or grandchildren, of the Shareholder, including adopted children and grandchildren and step children and grandchildren; (ii) subject to applicable law, a revocable or irrevocable inter-vivos or testamentary trust, an IRA, 401(k) or qualified or non-qualified employee benefit plan for the benefit of the Shareholder or his or her spouse, children, or grandchildren, including adopted children and grandchildren and step children and grandchildren; (iii) a corporation, partnership, limited partnership, limited liability company, or other entity controlled by the Shareholder; or (iv) a charitable organization qualified under Section 501(c)(3) or (4) of the Internal Revenue Code of 1986, as amended (a "**Charity**").

B. Subject to applicable law and delivery to CNB of satisfactory evidence of corporate or other entity authority, a Shareholder that is a corporation, partnership, limited

E 27

partnership, limited liability company, or other entity, may sell, assign, transfer or convey, with or without consideration, all or part of its Shares to: (i) an individual having control of the Shareholder that is the individual who transferred the Shares to Shareholder, or to the spouse, children, or grandchildren, including adopted children and grandchildren, and step children and grandchildren of such individual; (ii) a revocable or irrevocable inter-vivos or testamentary trust, an IRA, 401(k), or qualified or non-qualified employee benefit plan for the benefit of such individual or for the benefit of his or her spouse, children, and grandchildren, including adopted children and grandchildren and step children and grandchildren; or (iii) a Charity.

C. A Shareholder that is a revocable or irrevocable inter-vivos trust or testamentary trust, IRA, 401(k) or qualified or non-qualified employee benefit plan may, subject to the terms of such trust or plan, and subject to applicable law, sell, assign, transfer or convey, with or without consideration, all or part of its Shares to: (i) a grantor of the Shareholder who is the individual who transferred the Shares to the Shareholder, or the spouse, children, and grandchildren, including adopted children or grandchildren and step children and grandchildren of such individual; (ii) a revocable or irrevocable inter-vivos trust or testamentary trust, IRA, 401(k) or qualified or non-qualified employee benefit plan for the benefit of such person, or for the benefit of the spouse, children, and grandchildren, including adopted children and grandchildren and step children and grandchildren of such individual; (iii) a corporation, partnership, limited partnership, limited liability company, or other entity controlled by such individual; or (iv) a Charity.

D. Each individual or entity to whom Shares may be transferred under subsections A, B, and C, is a "**Permitted Transferee**". A Permitted Transferee may be either a resident or a nonresident of the State of Iowa.

E. A Shareholder may pledge or grant a security interest in the Shareholder's Shares as collateral security for a loan or extension of credit to the Shareholder. Enforcement of any pledge or security interest shall, in all respects, be subject to this Agreement.

F. For purposes of this Section 2, an individual or entity shall be deemed to have "control" of a corporation, partnership, limited partnership, limited liability company, trust or other entity if such individual or entity: (i) directly or indirectly owns or controls twenty-five percent (25%) or more of the voting shares, ownership units or other ownership interests in such entity; or (ii) controls in any manner the election or appointment of a majority of the directors, general partners, managers, trustees or other persons exercising similar functions of such entity.

3. **Permitted Transfers Upon Death of a Shareholder.** Upon the death of an individual Shareholder, Shares may be transferred by last will and testament or by descent and distribution through the estate of the deceased Shareholder to a Permitted Transferee. In the event the last will and testament of a Shareholder or the laws of descent and distribution provide that Shares be transferred other than to a Permitted Transferee, then prior to the transfer of such Shares, the Personal Representative or beneficiary of the deceased Shareholder that is entitled to receive Shares, shall offer the Shares to CNB as provided in Section 5 of this Agreement.

4. **Limitation on Transfer.** Notwithstanding any provision hereof to the contrary, no Shares shall be sold, assigned, transferred, or conveyed to a transferee:

A. If, after the transfer, the transferee would own in excess of four and ninety-nine one hundredths percent (4.99%) of the outstanding Shares;

B. If the transfer would result in a rebuttable presumption of control under 12 CFR 225.41 of the Regulations of the Federal Reserve;

C. If, after the transfer, the number of Shareholders would exceed four hundred ninety (490); or

D. If the transfer would result in a violation of the CNB Articles of Incorporation.

5. **Offer for Sale to CNB**.

A. Any Selling Shareholder who intends to sell or otherwise transfer any Shares other than to a Permitted Transferee, shall first offer the Shares for sale to CNB by giving to CNB written notice, delivered to the President or Secretary of CNB, designating the name and address of the Selling Shareholder or present holder, the number of Shares intended to be sold or otherwise transferred, and the number of the certificate or certificates therefor.

B. CNB shall have the option to purchase any or all of the Shares offered under Subsection 5A at the Purchase Price defined in Section 8. CNB shall, within twenty (20) days after receipt of an offer, notify the Selling Shareholder in writing whether CNB intends to purchase any or all of the Shares offered. If no such notice is given, the offer shall be deemed rejected. An acceptance of the offer by CNB (the "**Acceptance**"), shall, subject to any required regulatory approval, specify a date for closing no fewer than five (5) or more than fifteen (15) days after the date of the Acceptance as the date on which the Shares will be delivered and payment made therefor at the office of CNB. Provided, however, that the closing shall occur within fifteen (15) days after receipt of regulatory approval, if required. If any required regulatory approval is not obtained within one hundred eighty (180) days following Acceptance, the offer of Shares shall be deemed rejected. Upon closing and payment of Fair Value, the Selling Shareholder shall deliver to CNB duly endorsed certificates for the Shares purchased, which shall thereafter be cancelled.

C. CNB shall create and maintain a list of Shareholders that are interested in purchasing Shares (the "**List**"). In the event an offer by a selling Shareholder under Section 5A is rejected by CNB, then CNB shall promptly deliver a copy of the List to the Selling Shareholder. Within ten (10) days following receipt of the List, the Selling Shareholder shall offer at Fair Value all Shares not purchased by CNB, to one or more Shareholders selected from the List. The offer shall be sent to such Shareholder(s) at the address specified in the List, specify the number of Shares offered, and indicate that the offer must be accepted within ten (10) days after the date of the offer or be deemed rejected. The offer may be accepted by delivery of an acceptance to the Selling Shareholder within ten (10) days after the date of the notice. The

E29

acceptance shall specify the number of Shares to be purchased and a date for closing no fewer than five (5) or more than fifteen (15) days after the date of acceptance, on which the Shares will be delivered and payment made therefor.

6. **Conveyance**. Any Shares not purchased by CNB or by Shareholders under Section 5, may be conveyed by the Selling Shareholder to one or more transferees, at such price as those parties may agree upon, within twenty (20) days after a rejection under Section 5C.

7. **Reinstatement of Agreement**. In the event closing of the purchase of Shares has not occurred within the time period provided in Section 6, then the Shares may not thereafter be transferred or conveyed without full compliance with this Agreement.

8. **Purchase Price**. The purchase price for all Shares offered for sale to CNB under this Agreement shall be the Fair Value. For purposes of this Agreement, "**Fair Value**" means the value of the Shares as of the end of the fiscal year of CNB immediately prior to an offer to CNB under Section 5 determined by an independent appraiser selected and retained by CNB. CNB may retain such appraiser at any time during a fiscal year to provide a supplemental appraisal which shall then be considered Fair Value. In the event no appraisal is made during any fiscal year, then Fair Value shall be the value established by the last appraisal.

9. **Benefits**. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, legal representatives, successors and assigns of the Shareholders, including, without limitation, all transferees of Shares.

10. **Legend on Certificates**. Each certificate representing Shares, and all warrants or other rights issued in respect of such Shares, shall bear the following legend:

> "Transfer or pledge of the shares represented by this certificate is restricted under a Buy-Sell Agreement dated the 18th day of August, 1997, as amended. A copy of the Buy-Sell Agreement, which also affects other rights of the holders of these shares, is on file in the office of CNB."

11. **Effect of Transfer of Ownership of Shares**. Upon any transfer of ownership of Shares, the Shares transferred shall automatically be subject to this Agreement, regardless of whether or not a certificate evidencing such Shares has been issued by CNB. Each such transferee shall be considered a Shareholder for purposes of this Agreement to the extent of the transferee's interest in such Shares and shall be bound by this Agreement as a Shareholder.

12. **Unauthorized Owner**. In the event any individual, firm, corporation, partnership, limited partnership, limited liability company, trust, or other entity that is not a Permitted Transferee, or a transferee under Section 6, becomes the owner of Shares whether by violation of this Agreement or by operation of law or otherwise, then such individual, firm, corporation, partnership, limited partnership, limited liability company, trust, or other entity shall immediately offer such Shares to CNB under Section 5 and comply in all other respects with the terms of this Agreement.

13. **Termination - Amendment**. This Agreement may at any time be terminated or any of its provisions may at any time be amended only by written termination or amendment executed by the holders of not less than two-thirds of the Shares. All Shareholders to whom this Agreement applies specifically agree to be bound by the termination of this Agreement or by the terms of any amendment of this Agreement, approved by the holders of not less than two-thirds of the Shares.

14. **Miscellaneous**.

A. **Fractional Shares**. In no event will fractional shares be issued as a result of any sale of Shares hereunder.

B. **Notices**. All notices and offers required by this Agreement shall be deemed delivered on the date personally delivered, on the date when sent by facsimile, on the date when mailed postage prepaid by deposit in the United States mail, or on the date when delivered charges prepaid to an overnight courier, to CNB at the address set forth below, or to the Shareholders at the respective addresses set forth below. Any address may be changed by notice in the manner set forth in this Section 14B. The address of any subsequent Shareholder may be obtained from CNB.

C. **Iowa Law**. This Agreement shall be governed in all respects by the laws of the State of Iowa.

D. **Time**. Time is of the essence in the performance of this Agreement.

E. **Multiple Counterparts**. This Agreement may be executed in multiple counterparts, and all such counterparts taken together shall constitute one and the same Agreement. Delivery of an executed signature page of this Agreement shall constitute the delivery and execution of an executed counterpart of this Agreement.

F. **Further Assurance**. Each Shareholder agrees promptly to execute and deliver any documents necessary to complete any transfer permitted or required by this Agreement or to otherwise carry out the provisions of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Amended Buy-Sell Agreement as of the 15th day of August, 2008.

COMMUNITY NATIONAL BANCORPORATION ("CNB")

ATTEST:

By______________________________
Secretary

By:______________________________
Josef M. Vich, President
P.O. Box 1288
422 Commercial Street
Waterloo, IA 50704-1288

E 31

COMMUNITY NATIONAL BANCORPORATION
AMENDED
AMENDED BUY-SELL AGREEMENT
SIGNATURE PAGE

When executed, delivered, and attached to the Amended Buy-Sell Agreement, this page shall create an executed counterpart of the Amended Buy-Sell Agreement

SHAREHOLDER

____
(Signature of Shareholder)

____
Number of Shares

____
(Print or Type Name of Shareholder)

____
Date of Signature

____
____
(Print or Type Address of Shareholder)

CHECK IF APPLICABLE

☐ The above Shareholder requests that the name and address of the Shareholder be included on the List maintained by CNB under Section 5C of the Amended Buy-Sell Agreement.

FIRST AMENDMENT TO
AMENDED BUY-SELL AGREEMENT
COMMUNITY NATIONAL BANCORPORATION

This First Amendment to Amended Buy-Sell Agreement is executed and delivered to amend the Amended Buy-Sell Agreement among Community National Bancorporation and its Shareholders dated August 15, 2008 (the "Buy-Sell Agreement").

RECITALS:

A. Community National Bancorporation ("CNB") and the shareholders of CNB (the "Shareholders") consider that the best interests of CNB and the Shareholders will be served by deleting Section 4.A. of the Buy-Sell Agreement, which does not permit a transfer of CNB shares (the "Shares") if, after the transfer, the transferee would own in excess of four and ninety-nine one hundredths percent (4.99%) of the outstanding Shares.

B. Community National Bancorporation ("CNB") and the shareholders of CNB (the "Shareholders") consider that the best interests of CNB and the Shareholders will be served by deleting Section 4.B. of the Buy-Sell Agreement, which does not permit a transfer of Shares if the transfer would result in a rebuttable presumption of control under 12 C.F.R. § 225.41 of the Regulations of the Federal Reserve.

C. CNB and the Shareholders consider that the best interests of CNB and the Shareholders will be served by extending from twenty (20) days to ninety (90) days the time provided in Section 6 of the Buy-Sell Agreement during which Shares may be sold after an offer to sell Shares by a Shareholder is rejected by CNB or by the Shareholders.

NOW, THEREFORE, in consideration of the mutual agreement among CNB and the Shareholders, the Buy-Sell Agreement is amended as follows:

1. Section 4.A. is deleted.

2. Section 4.B. is deleted.

3. Section 6 is hereby amended to read as follows:

"**Conveyance**. Any Shares not purchased by CNB or by Shareholders under Section 5, may be conveyed by the Selling Shareholder to one or more transferees, at such price as those parties may agree upon, within ninety (90) days after a rejection under Section 5.C."

This First Amendment to Buy-Sell Agreement shall be effective at such time as CNB has received signature pages duly executed by the holders of two-thirds (2/3) of the Shares.

This First Amendment to Buy-Sell Agreement may be executed in multiple counterparts, and all such counterparts taken together shall constitute one and the same First Amendment to Buy-Sell Agreement. Delivery of an executed signature page of this First Amendment to Buy-Sell Agreement shall constitute delivery and execution of an executed counterpart of this First Amendment to Buy-Sell Agreement.

IN WITNESS WHEREOF, the parties have executed this First Amendment to Buy-Sell Agreement dated as of the ____ day of ___________, 2009.

COMMUNITY NATIONAL BANCORPORATION ("CNB")

ATTEST:

By: ______________________________
Secretary

By: ______________________________
Josef M. Vich, President
P.O. Box 1288
422 Commercial Street
Waterloo, IA 50704-1288

COMMUNITY NATIONAL BANCORPORATION
FIRST AMENDMENT TO
AMENDED BUY-SELL AGREEMENT

SIGNATURE PAGE

When executed, delivered, and attached to the First Amendment to Amended Buy-Sell Agreement, this page shall create an executed counterpart of the First Amendment to the Amended Buy-Sell Agreement.

SHAREHOLDER

____
(Signature of Shareholder)

____
Number of Shares

____
(Print or Type Name of Shareholder)

____
Date of Signature

____
____
(Print or Type Address of Shareholder)

CHECK IF APPLICABLE

☐ The above Shareholder requests that the name and address of the Shareholder be included on the List maintained by CNB under Section 5C of the Amended Buy-Sell Agreement.

E 35



NUMBER

SHARES

COMMUNITY NATIONAL BANCORPORATION

Incorporated under the laws of the State of Iowa

This Certifies that ______________________________ is the

registered holder of ______________________________ Shares

of COMMUNITY NATIONAL BANCORPORATION

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, *the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this ____________ day of ____________ A.D. 20___*

NO SEAL

____
President

____
Secretary

E36

KING

#1688569

E37

Notice

Transfer or pledge of the shares represented by this certificate is restricted under a Buy-Sell Agreement dated the 18th day of August, 1997, as amended. A copy of the Buy-Sell Agreement, which also affects other rights of the holders of these shares, is on file in the office of CNB.

For Value Received, ______ hereby sell, assign and transfer unto ______________________________

______________________________ Shares represented by the within Certificate, and do hereby irrevocably constitute and appoint

______________________________ Attorney to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ______________ A.D. 20__

In presence of

______________________________ ______________________________

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT, OR ANY CHANGE WHATEVER.

#1688572

Exhibit A

SUBSCRIPTION AGREEMENT
COMMUNITY NATIONAL BANCORPORATION

This Subscription Agreement is made by and between the undersigned subscriber (the "**Subscriber**") and Community National Bancorporation, an Iowa corporation (the "**Company**"). The Subscriber is one of a group of persons who are currently shareholders of the Company (the "**Offerees**") to whom the Company's shares of Common Stock (the "**Shares**") are being offered with the intent to raise a maximum of $5,000,000 (the "**Offering**"). The Company is the owner of one hundred percent (100%) of the issued and outstanding capital stock of Community National Bank and Community Bank, Austin.

1. **Subscription**

a. **Maximum Amount**. The Subscriber hereby subscribes for the purchase of the number of Shares set forth on the signature page hereto (the "**Maximum Amount**") of the no par value common stock of the Company (the "**Shares**") and agrees to deliver to the Company herewith the payment amount specified on the signature page hereto, representing the purchase price at Eight Dollars ($8.00) per Share multiplied by the Maximum Amount ("**Maximum Purchase Price**"). The completed and signed Subscription Agreement is being delivered to the Company on or before the close of business on June 26, 2009, or such other date as determined by the Company, at the address set forth in Section 7. **The full Maximum Purchase Price is being paid by check, wire transfer, bank draft or money order in United States currency to the order of Community National Bancorporation and accompanies this Subscription Agreement.**

b. **Acceptance or Rejection by Company**. The Subscriber acknowledges that the Company reserves the right, in its sole and absolute discretion, to accept or reject this subscription, in whole or in part, and that this subscription shall not be binding on the Company unless and until accepted by the Company. The Subscriber agrees that subscriptions need not be accepted in the order they are received and that the Company may make one or more acceptances of this subscription as described below. If the Company has not accepted this Agreement by August 31, 2009, the Company shall return all funds promptly to Subscriber and this Agreement shall be null and void and have no further force or effect. **No subscriptions will be accepted by any person who is not currently a shareholder of the Company.**

   i. In the event of the acceptance of the Subscriber's offer for the Maximum Amount, the Company will execute a copy of this Agreement and return it to the Subscriber.

   ii. In the event of the rejection of this subscription in whole, the Purchase Price will promptly be returned to Subscriber without deduction and this Agreement shall be null and void and have no further force or effect.

iii. In the event of rejection of this subscription in part, the rejected portion of the Purchase Price will promptly be returned to Subscriber, but in that circumstance this Agreement shall remain in full force and effect with respect to the portion of the subscription not rejected by the Company.

iv. The Company may accept the subscription with respect to a portion of the Maximum Amount multiple times until the expiration of this Offering.

c. **Subscription Irrevocable. This Subscription Agreement is irrevocable by the Subscriber and represents a binding agreement to purchase up to the Maximum Amount. Subscriptions are for Shares of the Company that are not deposits or obligations of or guaranteed by any depository institution. The Shares are not insured by the FDIC or any other agency and are subject to investment risks including the possible loss of principal.**

2. **Procedures for Acceptance of Subscriptions**. The Company will hold one or more closings, the first of which will be on or about June 26, 2009, or such later date as the Company may determine (the "**Initial Closing**"). The final closing will be no later than August 31, 2009 (the "**Final Closing**"). Although the Company reserves the right to deviate from the process described below, the Company intends to accept subscriptions using the following procedures:

a. Acceptance of Subscriptions at Initial Closing. At the Initial Closing the Company will accept this subscription in an amount equal to the number of Shares owned by Subscriber as of May 15, 2009, subject to a pro-rata reduction per subscriber in accordance with each subscriber's pre-offering percentage ownership of the Company as related to the percentage ownership of all other subscribers in the Offering (the "**Pro-Rata Amount**"). A pro-rata reduction will be applied only to the extent the maximum number of Shares offered in this Offering is insufficient to allow Subscriber to purchase one Share for every Share currently owned. If the Maximum Amount is less than the Pro-Rata Amount, the Maximum Amount of this subscription will be accepted.

b. Acceptance of Subscriptions at Additional Closings. If the total number of Shares represented by acceptances of subscriptions at the Initial Closing is less than 625,000 Shares (the "**Maximum Offering**") the Company may accept Subscriber's subscription for Additional Shares on pro-rata basis in accordance with Subscriber's subscription for Additional Shares as related to the total number of Additional Shares subscribed in the Offering.

c. Subscriptions will be considered complete and Shares will be issued only upon receipt of full payment therefor by the Company. In the event the Company has accepted subscriptions from Subscriber in an amount less than the amount for which Subscriber has subscribed and paid, the amount of overpayment will be refunded within five business days of the Final Closing.

E 39

3. **No Escrow**. **The Subscriber acknowledges that no minimum amount must be raised in this Offering and that the proceeds of this subscription will be immediately available to the Company from and after the time of the Initial Closing.** Although the Company has not established an escrow account with an independent third party, funds received from subscribers in the Offering will be deposited into a Subscription Account with Community National Bank. Funds will be released from the Subscription Account for use by the Company, or returned to investors only in accordance with the terms of this agreement. The Subscription Account shall be a non-interest bearing transaction account within the meaning of the FDIC Transaction Account Guarantee Program effective October 14, 2008 and extending through December 31, 2009. Accordingly, all funds in the Subscription Account will be fully insured by the FDIC.

4. **Legend on Certificate.** The Subscriber recognizes that the Shares are subject to transfer restrictions pursuant to a Buy-Sell Agreement, and that the Company will require that stock certificates issued to Subscriber bear a legend substantially as follows:

> "Transfer or pledge of the shares represented by this certificate is restricted under a Buy-Sell Agreement dated the 18th day of August, 1997, as amended. A copy of the Buy-Sell Agreement, which also affects other rights of the holders of these shares, is on file in the office of CNB."

5. **Subscriber is an Existing Shareholder of the Company.** Subscriber represents and warrants that, as of May 15, 2009, Subscriber is a shareholder of the Company.

6. **Other Representations and Warranties**. The **Subscriber represents, warrants and covenants** to the Company and each director, officer, agent, employee and attorney of the Company as follows:

a. The Subscriber has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of this investment and the Subscriber is able to bear such risks.

b. (i) The Subscriber is in a position to hold the Shares and can bear the economic risk of losing the entire investment in the Shares; (ii) the Subscriber's overall commitment of the Subscriber's investments which are not readily marketable is not disproportionate to the Subscriber's net worth and the Subscriber's investment in the Shares will not cause such overall commitment to become excessive; and (iii) the Subscriber has adequate means of providing for current needs and personal contingencies and has no need for liquidity in the investment in the Shares.

c. If the Subscriber is an individual, the Subscriber is at least 21 years of age.

d. The Subscriber has received from the Company, and has read and understands, the following information:

E 40

i. The Company Consolidated Financial Statements for the years ended December 31, 2007 and December 31, 2008 and independent auditor's report, and the Company unaudited Consolidated Financial Statements for the three months ending March 31, 2009.

ii. A copy of the Company's Articles of Incorporation.

iii. A copy of the Company By-Laws.

iv. A copy of the Offering Circular.

v. A copy of the Amended Buy-Sell Agreement, as amended effective April 20, 2009.

vi All other information requested by the Subscriber.

e. No representation has been made by the Company or its representatives that is not consistent with the Offering Circular provided by the Company to the Subscriber.

f. The Subscriber understands that the Shares are Common Stock and are not protected or insured by the Federal Deposit Insurance Corporation, Securities Investor Protection Corporation, or any other agency.

g. The representations and warranties set forth in this Subscription Agreement shall survive the acceptance hereof by the Company.

h. The Subscriber acknowledges that the Company is relying upon the representations of Subscriber in accepting this subscription for the Shares. The Subscriber hereby agrees to indemnify and hold harmless the Company and the officers, directors, employees, agents, attorneys and controlling persons of the Company from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Subscriber contained in this Subscription Agreement.

i. The agreements and representations herein set forth shall become effective and binding upon the Subscriber, the heirs, legal representatives, successors and assigns of the Subscriber upon the Company's acceptance hereof in the space below provided.

j. By subscribing for the Shares, the Subscriber certifies under penalty of perjury that:

(i) The residence (or principal place of business) and mailing address provided below are correct;

(ii) The Social Security or Tax Identification number provided below is correct;

(iii) The Subscriber is not subject to backup withholding under the Internal Revenue Code; and

(iv) The Subscriber understands that the information referred to in subsections (i) through (iii) above may be furnished to the Internal Revenue Service by the Company and that any false statement may be punishable by fine or imprisonment or both.

7. **Procedure for Subscription**. This fully completed and signed Subscription Agreement, along with payment in full for the Maximum Purchase Price, must be returned to Community National Bancorporation, PO Box 1288, Waterloo, Iowa 50704.

8. **Assignability**. The Subscriber agrees not to transfer or assign this Agreement, or any of its interest herein.

9. **Governing Law.** This Agreement is governed by the laws of the State of Iowa. The Subscriber and the Company each irrevocably submits to the non-exclusive jurisdiction of any Iowa State or federal court over any suit, action or proceeding arising out of or relating to this agreement.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement, on this ______ day of __________________________, 2009.

Subscriber is a:

____ natural person
____ a person acting in a fiduciary capacity for the benefit of a natural person
____ a corporation
____ a partnership
____ a limited liability company
____ a trust
____ other (specify)_________________________________

(Check one.)

Type of Ownership:

____ Individual ownership
____ Joint tenancy with right of survivorship (each party must sign)
____ Partnership (attach copy of Partnership Agreement or other statement authorizing signature)
____ Tenants in common (each party must sign)
____ Corporation
____ As custodian, trustee or agent
____ Other (specify)_________________________________

(Check one.)

Number of Shares Subscribed for: ____________________________________

Purchase Price (No. of Shares x $8.00): ____________________________________

Total Payment (Check enclosed) ____________________________________

Exact Name of Subscriber: ____________________________________

Residence Address: ____________________________________
(or principal place of business ____________________________________
if an entity) ____________________________________

Telephone No.: ____________________________________

Social Security No.
or Taxpayer Identification No.: ____________________________________

Signature: ____________________________________

Title (if signing for an entity): ____________________________________

Second Signature: ____________________________________
(if applicable)

E 43

COMMUNITY NATIONAL BANCORPORATION
ACCEPTANCE

Subscription for ____ Shares accepted this ____ day of ______________, 2009.

Community National Bancorporation

By_________________________________
Josef M. Vich, President and CEO

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#2008-019

AGREEMENT BY AND BETWEEN

Community National Bank
Waterloo, Iowa
and
The Comptroller of the Currency

Community National Bank, Waterloo, Iowa ("Bank") and the Comptroller of the Currency of the United States of America ("Comptroller") wish to protect the interests of the depositors, other customers, and shareholders of the Bank, and, toward that end, wish the Bank to operate safely and soundly and in accordance with all applicable laws, rules and regulations.

The Comptroller has found violations of law and unsafe or unsound banking practices relating to asset quality and credit risk management at the Bank.

In consideration of the above premises, it is agreed, between the Bank, by and through its duly elected and acting Board of Directors ("Board"), and the Comptroller, through his authorized representative, that the Bank shall operate at all times in compliance with the articles of this Agreement.

ARTICLE I

JURISDICTION

(1) This Agreement shall be construed to be a "written agreement entered into with the agency" within the meaning of 12 U.S.C. § 1818(b)(1).

(2) This Agreement shall be construed to be a "written agreement between such depository institution and such agency" within the meaning of 12 U.S.C. § 1818(e)(1) and 12 U.S.C. § 1818(i)(2).

E45

(3) This Agreement shall be construed to be a "formal written agreement" within the meaning of 12 C.F.R. § 5.51(c)(6)(ii). See 12 U.S.C. § 1831i.

(4) This Agreement shall be construed to be a "written agreement" within the meaning of 12 U.S.C. § 1818(u)(1)(A).

(5) This Agreement shall cause the Bank to be designated as in "troubled condition," as set forth in 12 C.F.R. § 5.51(c)(6), unless otherwise informed in writing by the Comptroller. In addition, this Agreement shall cause the Bank not to be designated as an "eligible bank" for purposes of 12 C.F.R. § 5.3(g), unless otherwise informed in writing by the Comptroller.

(6) All reports or plans which the Bank or Board has agreed to submit to the Assistant Deputy Comptroller pursuant to this Agreement shall be forwarded to the:

Assistant Deputy Comptroller
Minneapolis South Field Office
920 Second Avenue South, Suite 800
Minneapolis, MN 55402

ARTICLE II

CRITICIZED ASSETS

(1) The Bank shall take immediate and continuing action to protect its interest in those assets criticized in the Report of Examination dated September 30, 2007 (ROE), in any subsequent Report of Examination, by internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination.

(2) Within sixty (60) days, the Board shall adopt, implement, and thereafter ensure Bank adherence to individual workout plans designed to eliminate the basis of criticism of assets criticized in the ROE, in any subsequent Report of Examination, or by any internal or external loan review, or in any list provided to management by the National Bank Examiners during any

E46

examination as "doubtful," "substandard," or "special mention." Each workout plan shall include, at a minimum:

(a) an identification of the expected sources of repayment;

(b) the revalidation and/or current value of supporting collateral and the position of the Bank's lien on such collateral where applicable;

(c) an analysis of current and satisfactory credit information, including cash flow analysis where loans are to be repaid from operations; and

(d) the proposed action to eliminate the basis of criticism and the time frame for its accomplishment.

(3) Upon adoption, a copy of the workout plans for all criticized assets equal to or exceeding one hundred thousand dollars ($100,000) shall be forwarded to the Assistant Deputy Comptroller.

(4) The Board or a designated committee shall conduct a review, on at least a quarterly basis, to determine:

(a) the status of each criticized asset or criticized portion thereof that equals or exceeds one hundred thousand dollars ($100,000);

(b) management's adherence to the workout plans adopted pursuant to this Article;

(c) the status and effectiveness of the plans; and

(d) the need to revise the plans or take alternative action.

(5) A copy of each review shall be forwarded to the Assistant Deputy Comptroller on a quarterly basis (in a format similar to Appendix A, attached hereto).

(6) The Bank may extend credit, directly or indirectly, including renewals, extensions or capitalization of accrued interest, to a borrower whose loans or other extensions of credit are criticized in the ROE, in any subsequent Report of Examination, in any internal or external loan review, or in any list provided to management by the National Bank Examiners during any examination and whose aggregate loans or other extensions exceed one hundred thousand ($100,000) only if each of the following conditions is met:

(a) the Board or designated committee finds that the extension of additional credit is necessary to promote the best interests of the Bank and that prior to renewing, extending or capitalizing any additional credit, a majority of the full Board (or designated committee) approves the credit extension and records, in writing, why such extension is necessary to promote the best interests of the Bank; and

(b) a comparison to the plans adopted pursuant to this Article shows that the Board's formal plan to collect or strengthen the criticized asset will not be compromised.

(7) A copy of the approval of the Board or of the designated committee shall be maintained in the file of the affected borrower.

ARTICLE III

CREDIT AND COLLATERAL EXCEPTIONS

(1) Within one hundred and twenty (120) days the Board shall ensure that current and satisfactory credit information is obtained on all loans lacking such information, including those listed in the ROE, in any subsequent Report of Examination, in any internal or external loan

review, or in any listings of loans lacking such information provided to management by the National Bank Examiners at the conclusion of an examination.

(2) Within one hundred and twenty (120) days the Board shall ensure proper collateral documentation is maintained on all loans and correct each collateral exception listed in the ROE, in any subsequent Report of Examination, in any internal or external loan review, or in any listings of loans lacking such information provided to management by the National Bank Examiners at the conclusion of an examination.

(3) If the Board or designated Bank management is unable to obtain the credit information or collateral documentation required by paragraphs (1) and (2) of this Article within one hundred and twenty (120) days, the Board shall document its efforts to obtain such information or documentation, and maintain the documentation of its efforts in the loan file.

(4) Effective immediately, the Bank may grant, extend, renew, alter or restructure any loan or other extension of credit only after:

(a) documenting the specific reason or purpose for the extension of credit;

(b) identifying the expected source of repayment in writing;

(c) structuring the repayment terms to coincide with the expected source of repayment;

(d) obtaining and analyzing, in writing, current and satisfactory credit information, including cash flow analysis, where loans are to be repaid from operations;

(i) Failure to obtain the information in (4)(d) shall require a majority of the full Board (or a delegated committee thereof) to certify in writing the specific reasons why obtaining and analyzing the information in (4)(d) would be detrimental to the best interests of the Bank.

(ii) A copy of the Board certification shall be maintained in the credit file of the affected borrower(s). The certification will be reviewed by this Office in subsequent examinations of the Bank; and

(e) documenting, with adequate supporting material, the value of collateral and properly perfecting the Bank's lien on it where applicable

ARTICLE IV

LOAN STAFFING

(1) Within sixty (60) days, the Board shall employ, appoint, or designate a Senior Credit Officer who shall be vested with sufficient executive authority to develop and implement credit risk management policies, procedures and systems.

(2) If the Senior Credit Officer position mentioned in paragraph (1) of this Article becomes vacant in the future, the Board shall within ninety (90) days of such vacancy employ, appoint, or designate a capable person to the vacant position who shall be vested with the authority and responsibilities outlined in paragraph (1) of this Article.

(3) If the Board is unable to employ any qualified candidates within the timeframes set forth above, the Board shall document its efforts to locate such candidates. Thereafter, the Board shall provide quarterly reports to the Assistant Deputy Comptroller summarizing its continuing efforts to locate such candidates.

ARTICLE V

CREDIT RISK AND NONACCRUAL IDENTIFICATION

(1) Within ninety (90) days, the Board shall ensure the review, and if necessary, revision of the Bank's risk rating definitions. The rating definitions should include a description of the attributes or characteristics related to each rating category. The rating process should also include concepts and definitions described in the "Rating Credit Risk" booklet of the Comptroller's Handbook.

(2) Upon revision of the risk rating definitions, a copy of the definitions shall be forwarded to the Assistant Deputy Comptroller for review and determination of no supervisory objection.

(3) Within ninety (90) days, the Board shall ensure development, implementation, and thereafter ensure Bank adherence to systems which provide for effective monitoring of:

(a) early problem loan identification to ensure timely identification and rating of loans based on lending officer submissions; and

(b) timely identification of loans that warrant nonaccrual accounting treatment.

(4) Beginning June 30, 2008, on a monthly basis, management will provide the Board with written reports including, at a minimum, the following information:

(a) the identification, type, rating, and amount of problem loans; and

(b) the identification, type, rating, and amount of nonaccrual loans.

E51

ARTICLE VI

INDEPENDENT LOAN REVIEW

(1) Within ninety (90) days, the Board shall ensure the establishment, implementation, and thereafter ensure Bank adherence to an effective, independent and on-going loan review system to review, at least quarterly, the Bank's commercial and retail loan and lease portfolios to assure the timely identification and categorization of problem credits. The system shall provide for a written report to be filed with the Board after each review. Such reports shall include, at a minimum, conclusions regarding:

(a) the identification, type, rating, and amount of problem loans and leases;

(b) the identification and amount of delinquent and nonaccrual loans and leases;

(c) credit and collateral documentation exceptions;

(d) the identification and status of credit related violations of law, rule or regulation;

(e) loans and leases to executive officers, directors, principal shareholders (and their related interests) of the Bank; and

(f) loans and leases not in conformance with the Bank's lending and leasing policies.

(2) Upon adoption, a written description of the system called for in this Article shall be forwarded to the Assistant Deputy Comptroller for review and determination of no supervisory objection.

(3) The Board or a designated committee shall review the independent loan review reports and ensure that immediate, adequate, and continuing remedial action, if appropriate, is taken upon all findings noted in the reports.

(4) A copy of the reports submitted to the Board, as well as documentation of the action taken by the Bank to collect or strengthen assets identified as problem credits, shall be preserved at the Bank.

ARTICLE VII

LENDING POLICY

(1) Within ninety (90) days, the Board shall ensure the review and revision of the Bank's written loan policy and underwriting guidelines. In revising this policy, Bank management shall refer to "Loan Portfolio Management", "Commercial Real Estate and Construction Lending", "Concentrations of Credit", and "Accounts Receivable and Inventory Financing" booklets of the Comptroller's Handbook. This policy shall incorporate, but not necessarily be limited to, the following:

(a) requirements designating when loan extensions, modifications, renewals, or deferrals are appropriate and who has approval authority;

(b) a system or process to document, track, and report policy or underwriting exceptions;

(c) a description of key lending controls, including separation of duty and disbursement requirements, such as when construction invoices are required prior to disbursing loan proceeds;

E53

(d) requirements detailing the quality of financial information (e.g. borrower prepared, compiled, or audited) required from borrowers and when lenders must complete financial spreads;

(e) a designation of the type and size of loans that may be made by loan officers without prior approval by the Board or a committee established by the Board for this purpose;

(f) a designation of the loan types and size ranges for when loan covenants or loan agreements must be used, including when the loan covenants should include financial performance measures;

(g) requirements for determining when global cash flow analysis on borrowers and related entities or guarantor analysis is necessary. The guarantor analysis should include an evaluation of tangible net worth;

(h) a process for post construction budget reviews to verify the accuracy of projected costs on commercial and residential construction projects and to verify equity injected by the borrower;

(i) requirements for using formal "borrowing base" information that includes an acceptable accounts receivable aging, inventory validation, or inventory audits when needed;

(j) requirements for monitoring or tracking actual lot sales and prices on land development loans; and

(k) enhanced risk management practices for loan concentrations.

(2) Upon adoption, the policy shall be implemented, the Board shall thereafter ensure Bank adherence to the policy, and a copy of the policy shall be forwarded to the Assistant Deputy Comptroller for review and determination of no supervisory objection.

ARTICLE VIII

CAPITAL MINIMUMS

(1) By June 30, 2008, the Bank shall achieve and thereafter maintain, while subject to this Agreement, the following capital levels (as defined in 12 C.F.R. Part 3):

(a) Tier 1 capital at least equal to eight percent (8%) of adjusted total assets;[1]

(b) Total capital at least equal to eleven percent (11%) of risk-weighted assets.

(2) The requirement in this Agreement to meet and maintain a specific capital level means that the Bank may not be deemed to be "well capitalized" for purposes of 12 U.S.C. § 1831o and 12 C.F.R. Part 6 pursuant to 12 C.F.R. § 6.4(b)(1)(iv).

(3) Prior to paying any dividends, the Board shall provide a written request to the Assistant Deputy Comptroller for review and determination of no supervisory objection.

ARTICLE IX

VIOLATIONS OF LAW

(1) The Board shall immediately take all necessary steps to ensure that Bank management corrects each violation of law, rule or regulation cited in the ROE and in any subsequent Report of Examination. The Board shall submit quarterly progress reports to the

---

[1] Adjusted total assets is defined in 12 C.F.R. § 3.2(a) as the average total asset figure used for Call Report purposes minus end-of-quarter intangible assets.

Assistant Deputy Comptroller detailing the date and manner in which each correction has been effected during that reporting period until all violations cited in the ROE have been corrected.

(2) Within sixty (60) days, the Board shall adopt, implement, and thereafter ensure Bank adherence to specific procedures to prevent future violations as cited in the ROE and shall adopt, implement, and ensure Bank adherence to general procedures addressing compliance management which incorporate internal control systems and education of employees regarding laws, rules and regulations applicable to their areas of responsibility.

(3) Within sixty (60) days of receipt of any subsequent Report of Examination which cites violations of law, rule, or regulation, the Board shall adopt, implement, and thereafter ensure Bank adherence to specific procedures to prevent future violations as cited in the ROE and shall adopt, implement, and ensure Bank adherence to general procedures addressing compliance management which incorporate internal control systems and education of employees regarding laws, rules and regulations applicable to their areas of responsibility.

(4) Upon adoption, a copy of these procedures shall be promptly forwarded to the Assistant Deputy Comptroller.

ARTICLE X

CLOSING

(1) Although the Board has agreed to submit certain programs and reports to the Assistant Deputy Comptroller for review or prior written determination of no supervisory objection, the Board has the ultimate responsibility for proper and sound management of the Bank.

(2) It is expressly and clearly understood that if, at any time, the Comptroller deems it appropriate in fulfilling the responsibilities placed upon him by the several laws of the United States of America to undertake any action affecting the Bank, nothing in this Agreement shall in any way inhibit, estop, bar, or otherwise prevent the Comptroller from so doing.

(3) Any time limitations imposed by this Agreement shall begin to run from the effective date of this Agreement. Such time requirements may be extended in writing by the Assistant Deputy Comptroller for good cause upon written application by the Board.

(4) The provisions of this Agreement shall be effective upon execution by the parties hereto and its provisions shall continue in full force and effect unless or until such provisions are amended in writing by mutual consent of the parties to the Agreement or excepted, waived, or terminated in writing by the Comptroller.

(5) In each instance in this Agreement in which the Board or a designated committee is required to ensure adherence to, and undertake to perform certain obligations of the Bank, it is intended to mean that the Board or designated committee shall:

(a) authorize and adopt such actions on behalf of the Bank and direct Bank management to take such actions as may be necessary for the Bank to perform its obligations and undertakings under the terms of this Agreement;

(b) require the timely reporting by Bank management of such actions directed by the Board to be taken under the terms of this Agreement;

(c) follow-up on any non-compliance with such actions in a timely and appropriate manner; and

(d) require corrective action be taken in a timely manner of any non-compliance with such actions.

(6) This Agreement is intended to be, and shall be construed to be, a supervisory "written agreement entered into with the agency" as contemplated by 12 U.S.C. § 1818(b)(1), and expressly does not form, and may not be construed to form, a contract binding on the Comptroller or the United States. Notwithstanding the absence of mutuality of obligation, or of consideration, or of a contract, the Comptroller may enforce any of the commitments or obligations herein undertaken by the Bank under his supervisory powers, including 12 U.S.C. § 1818(b)(1), and not as a matter of contract law. The Bank expressly acknowledges that neither the Bank nor the Comptroller has any intention to enter into a contract. The Bank also expressly acknowledges that no officer or employee of the Office of the Comptroller of the Currency has statutory or other authority to bind the United States, the U.S. Treasury Department, the Comptroller, or any other federal bank regulatory agency or entity, or any officer or employee of any of those entities to a contract affecting the Comptroller's exercise of his supervisory responsibilities. The terms of this Agreement, including this paragraph, are not subject to amendment or modification by any extraneous expression, prior agreements or prior arrangements between the parties, whether oral or written.

IN TESTIMONY WHEREOF, the undersigned, authorized by the Comptroller, has hereunto set his hand on behalf of the Comptroller.

/s/ Jay Branger
Jay E. Branger
Acting Assistant Deputy Comptroller
Minneapolis South Field Office

March 11, 2008
Date

IN TESTIMONY WHEREOF, the undersigned, as the duly elected and acting Board of Directors of the Bank, have hereunto set their hands on behalf of the Bank.

/s/	*March 11, 2008*
Robert T. Buckley	Date
/s/	*March 11, 2008*
Kenneth A. Budke	Date
/s/	*March 11, 2008*
Ross D. Christenson	Date
/s/	*March 11, 2008*
Thomas L. Hoveland	Date
/s/	*March 6, 2008*
Kenneth A. Lockard	Date
/s/	*March 11, 2008*
David R. Mason	Date
/s/	*March 6, 2008*
Kathleen E. McCoy	Date
/s/	*March 11, 2008*
Michael L. Peterson	Date
/s/	*March 11, 2008*
Robert L. Smith Jr.	Date
/s/	*March 11, 2008*
Josef M. Vich	Date
/s/	*March 11, 2008*
Richard C. Young	Date

COMMUNITY NATIONAL BANCORPORATION
STOCK OPTION PLAN

ARTICLE I

GENERAL

1.01 **Purpose.** The purposes of this Community National Bancorporation Stock Option Plan (the "Plan") are to maintain competitive compensation levels and to provide an incentive to management for continuous employment with Community National Bancorporation ("CNB") or its wholly-owned subsidiary Community National Bank (the "Bank").

1.02 **Administration.**

(a) The Plan shall be administered by the Board of Directors of CNB (the "Board"), as constituted from time to time.

(b) The Board shall have the authority, consistent with the terms of the Plan, in its sole discretion and from time to time to:

(i) Designate the directors, employees or classes of employees, of CNB and the Bank eligible to participate in the Plan;

(ii) Grant Options provided in the Plan in such form and amount as the Board shall determine;

(iii) Impose such limitations, restrictions and conditions upon any such Options as the Board shall deem appropriate; and

(iv) Interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.

(c) Decisions and determinations of the Board on all matters relating to the Plan shall be in its sole discretion and shall be conclusive. No member of the Board shall be liable for any action taken or decision made in good faith relating to the Plan or any Option granted hereunder.

1.03 **Types of Options.** Options granted under the Plan (collectively "Options") may be in the form of Stock Options, as described in Article II and/or Incentive Stock Options, as described in Article III.

1.04 Aggregate Limitation on Options. Shares of stock which may be issued under the Plan shall be authorized and unissued or treasury shares of common stock of CNB (individually a "Share" and collectively "Shares"). The maximum number of Shares which may be issued under the Plan shall be 68,500. For purposes of calculating the maximum number of Shares which may be issued under the Plan all of the Shares issued (including the Shares, if any, withheld for tax withholding requirements) shall be counted.

1.05 Fair Market Value. As of any date, "Fair Market Value" means the value of a Share as of the end of the fiscal year of CNB immediately prior to the grant of an Option hereunder, determined by an independent appraiser selected and retained by the Board. The Board may retain such appraiser at any time during a fiscal year to provide a supplemental appraisal which shall then be considered Fair Market Value. The appraiser shall determine Fair Market Value without regard to Financial Accounting Standard 115 and without a minority or illiquidity discount. In the event no appraisal is made during any fiscal year, the Fair Market Value shall be the Fair Market Value established by the last appraisal.

1.06 Effective Date and Term of Plan. The Plan shall become effective on the date approved by the holders of a majority of the issued and outstanding shares of CNB common stock present in person or by proxy and entitled to vote at the 1998 Annual Meeting of Shareholders of CNB or at any special meeting called for the purpose of considering adoption of the Plan. No Options shall be granted under the Plan after the last day of the CNB 2008 fiscal year, provided however, that the Plan and all Options granted under the Plan prior to that date shall remain in effect until such Options have been exercised or terminated in accordance with the Plan and the terms of such Options.

ARTICLE II

STOCK OPTIONS

2.01 Grant of Stock Options. The Board may from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant one or more Options ("Stock Options") to purchase the number of Shares allotted by the Board. The date a Stock Option is granted shall mean the date of execution of the Stock Option Agreement by CNB.

2.02 Eligibility for Stock Options. Stock Options may be granted by the Board to officers of CNB or the Bank who occupy responsible managerial positions in CNB or the Bank and who have the capability of making a substantial contribution to the success of CNB or the Bank ("Key Employees"), and to directors of CNB or the Bank.

2.03 Stock Option Agreements. The grant of a Stock Option shall be evidenced by a written Stock Option Agreement, executed by CNB and the holder of a Stock Option (the "Optionee"), stating the number of Shares subject to the Stock Option evidenced thereby, and in such form as the Board may from time to time determine.

E61

2.04 Stock Option Price. The option price per Share payable upon the exercise of a Stock Option shall be determined by the Board at the time the Stock Option is granted, and shall be set forth in the Stock Option Agreement.

2.05 Term and Exercise. Except as otherwise provided herein, each Stock Option shall remain in effect until the tenth anniversary of the date the Stock Option is granted (the "Option Term"). Each Stock Option shall be exercisable during the period (the "Exercise Period") beginning with the date specified in the Stock Option Agreement and ending at the end of the Option Term. Unless a different date is specified by the Board in the Stock Option Agreement, the Exercise Period shall begin on the third anniversary of the date the Stock Option is granted. No Stock Option shall be exercisable after the expiration of its Option Term.

2.06 Manner of Exercise and Payment. Each Stock Option Agreement shall set forth the procedure governing the exercise of the Stock Option granted thereunder, and shall provide that, upon such exercise, the Optionee shall pay to CNB, the full option price in cash or cash equivalent for all Shares purchased.

2.07 Share Certificates. As soon as practicable after receipt of payment, CNB shall issue and deliver to the Optionee a certificate or certificates for the Shares purchased. The Optionee shall become a shareholder of CNB with respect to Shares represented by the certificates so issued and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder. All Shares issued and delivered upon the exercise of a Stock Option shall be subject to the terms of any Buy-Sell Agreement or other agreement or arrangement binding upon CNB shareholders.

2.08 Death of Optionee. Upon the death of the Optionee, any Stock Option may, to the extent exercisable on the date of death, be exercised by the Optionee's estate, or by a person who acquires the right to exercise such Stock Option by bequest or inheritance or by reason of the death of the Optionee, provided that such exercise occurs within the shorter of the remaining Option Term or one (1) year after the Optionee's death. The provisions of this Section 2.08 shall apply notwithstanding the fact that the Optionee's employment may have terminated prior to death, but only to the extent of any rights exercisable on the date of death.

2.09 Retirement or Disability. Upon termination of the Optionee's employment by reason of retirement or permanent disability (as each is determined by the Board), the Optionee may, within the shorter of the remaining Option Term or one (1) year following the date of termination of employment, exercise any Stock Option to the extent such Stock Option was exercisable at the time of such termination.

2.10 Termination for Other Reasons. Except as provided in Sections 2.08 and 2.09, or except as otherwise determined by the Board, all Stock Options shall terminate upon the termination of the Optionee's employment by CNB or the Bank.

ARTICLE III

INCENTIVE STOCK OPTIONS

3.01 Eligibility for Incentive Stock Options. Incentive Stock Options ("ISOs") may be granted to Key Employees and to directors who are employees of CNB or the Bank.

3.02 Grant of ISOs. The Board may from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant one or more ISOs (that qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986, as amended) to purchase the number of Shares allotted by the Board. The date an ISO is granted shall mean the date of execution of the ISO Agreement by CNB. Notwithstanding the foregoing, ISOs shall not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of CNB.

3.03 ISO Agreements. The grant of an ISO shall be evidenced by a written Incentive Stock Option Agreement ("ISO Agreement"), executed by CNB and the holder of an ISO (the "ISO Optionee"), stating the number of Shares subject to the ISO evidenced thereby, and in such form as the Board may from time to time determine.

3.04 ISO Price. The option price per Share payable upon the exercise of an ISO shall be 100% of the Fair Market Value of a Share on the date the ISO is granted.

3.05 Term and Exercise. Except as otherwise provided herein, each ISO Option shall remain in effect until the tenth anniversary of the date the ISO Option is granted (the "ISO Term"). Each ISO shall be fully exercisable during the period (the "Exercise Period") beginning with the date specified in the ISO Agreement and ending at the end of the Option Term. Unless a different date is specified by the Board in the ISO Agreement, the Exercise Period shall begin on the third anniversary of the date the ISO is granted. No ISO shall be exercisable after the expiration of its ISO Term.

3.06 Limitation on Initial Exercise of ISOs. During the first calendar year in which any ISO is exercised, the aggregate value of Shares issued by reason of all ISOs exercised, valued at Fair Market Value, shall not exceed $100,000.

3.07 Death of ISO Optionee. Upon the death of the ISO Optionee, any ISO may, to the extent exercisable on the date of death, be exercised by the ISO Optionee's estate, or by a person who acquires the right to exercise such ISO by bequest or inheritance or by reason of the death of the ISO Optionee, provided that such exercise occurs within the shorter of the remaining ISO Term or one (1) year after the ISO Optionee's death. The provisions of this Section 3.07 shall apply notwithstanding the fact that the ISO Optionee's employment may have terminated prior to death, but only to the extent of the ISO is exercisable on the date of death.

3.08 Retirement or Disability. Upon the termination of the ISO Optionee's employment by reason of permanent and total disability or retirement (as each is determined by the Board), the ISO Optionee may, within the shorter of the remaining ISO Term or one (1) year following the date of such termination of employment, exercise any ISO to the extent such ISO was exercisable at the date of such termination of employment. The ISO Optionee understands that the tax treatment available pursuant to section 422 of the Internal Revenue Code of 1986, as amended, upon the exercise of an ISO will not be available to an ISO Optionee who exercises any ISO more than: (i) twelve (12) months after the date of termination of employment due to permanent and total disability or (ii) three (3) months after the date of termination of employment due to retirement.

3.09 **<u>Termination for Other Reasons</u>.** Except as provided in Sections 3.07 and 3.08 or except as otherwise determined by the Board, all ISOs shall terminate upon the termination of the ISO Optionee's employment by CNB or the Bank.

3.10. **<u>Manner of Exercise and Payment</u>.** Each ISO Agreement shall set forth the procedure governing the exercise of the ISO granted thereunder, and shall provide that, upon such exercise, the ISO Optionee shall pay to CNB, the full option price in cash or cash equivalent for all Shares purchased.

3.11 **<u>Share Certificates</u>.** As soon as practicable after receipt of payment, CNB shall issue and deliver to the ISO Optionee a certificate or certificates for the Shares purchased. The ISO Optionee shall become a shareholder of CNB with respect to Shares represented by the certificates so issued and delivered and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder. All Shares issued upon the exercise of an ISO shall be subject to the terms of any Buy-Sell Agreement or other agreement or arrangement binding upon CNB shareholders.

ARTICLE IV

MISCELLANEOUS

4.01 **<u>General Restriction</u>.** Each grant of an Option under the Plan shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the Shares upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Optionee or ISO Optionee with respect to the disposition of Shares, is necessary or desirable as a condition of or in connection with the grant of Shares hereunder, then such grant may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effectuated or obtained free of any conditions not acceptable to the Board.

4.02 **<u>Non-Assignability</u>.** No Option granted under the Plan shall be assignable or transferable, except by will or by the laws of descent and distribution. During the life of the Optionee or ISO Optionee, such Option shall be exercisable only by the Optionee or ISO Optionee or by his or her guardian or legal representative.

4.03 Withholding Taxes. Whenever CNB proposes or is required to issue Shares under the Plan, CNB shall have the right to require the Optionee or ISO Optionee to remit to CNB an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Alternatively, CNB may issue such Shares net of the number of Shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the Shares shall be valued at Fair Market Value on the date the withholding obligation is incurred.

4.04 Right to Terminate Employment. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Optionee or ISO Optionee the right to continue in the employment of CNB or the Bank or affect any right which CNB or the Bank may have to terminate the employment of such Optionee or ISO Optionee.

4.05 Non-Uniform Determinations. The Board's determinations under the Plan, including without limitation, determinations of the persons to receive Options, the form, amount and timing of such Options, the terms and provisions of such Options and the agreements evidencing same, need not be uniform and may be made by the Board selectively among persons who receive, or are eligible to receive, Options under the Plan, whether or not such persons are similarly situated.

4.06 Rights as a Shareholder. The recipient of any Option under the Plan shall have no rights as a shareholder with respect thereto unless and until certificates for Shares are issued to such Optionee or ISO Optionee.

4.07 Leaves of Absence. The Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by any Optionee or ISO Optionee. Without limiting the generality of the foregoing, the Board shall be entitled to determine: (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan; and (ii) the impact, if any, of any such leave of absence on Options under the Plan theretofore granted to any Optionee or ISO Optionee who takes such leave of absence.

4.08 Newly Eligible Employees. The Board shall be entitled to make such rules, regulations and determinations as the Board deems appropriate with respect to any person who becomes eligible to receive Options under the Plan.

4.09 Adjustments. In the event of any change in the outstanding Shares by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, share exchange or the like, as a result of which both CNB and the Bank survive, the Board shall, in order to prevent any substantial dilution or enlargement of the Options granted or available under the Plan, appropriately adjust the number of Shares which may be issued under the Plan, the number of Shares subject to Options theretofore granted under the Plan, the option price of Options theretofore granted under the Plan, and any and all other matters deemed appropriate by the Board. Unless otherwise determined by the Board, in the event of a merger, consolidation, split-up, combination, share exchange, other form of reorganization that either CNB or the Bank does not survive, or in the event of the sale of a sale of substantially all of the assets of CNB or the Bank, all Options shall be immediately exercisable unless the surviving entity or the purchaser has agreed to assume the obligations of CNB under the Plan.

4.10 Amendment of the Plan.

(a) The Board may, without further action by the shareholders and without receiving further consideration from any Optionee or ISO Optionee, amend the Plan or condition or modify awards under the Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to the Plan or to comply with applicable stock exchange rules or requirements.

(b) The Board may at any time and from time to time terminate, or modify or amend the Plan in any respect, except that, without shareholder approval, the Board may not: (i) increase the maximum number of Shares which may be issued under the Plan (other than increases pursuant to Section 4.09), (ii) extend the period during which any Option may be granted or exercised; or (iii) extend the term of the Plan.

(c) The termination, modification or amendment of the Plan, except as provided in subsection (a), shall not without the consent of the Optionee or ISO Optionee, affect any rights under an Option previously granted to such Optionee or ISO Optionee.

4.11 Benefits. The Plan shall enure to the benefit of, and be binding upon the successors and assigns of CNB and the Bank.

4.12 Applicable Law. The Plan shall be governed in all respects by the laws of the United States and the State of Iowa.

4.13 CNB Shareholder Approval. This Community National Bancorporation Stock Option Plan was approved by the shareholders of CNB on the 28 day of April, 1998.

DATED this 29th day of April, 1998.

COMMUNITY NATIONAL BANCORPORATION

By: [signature]
Josef M. Vich, President

E66

COMMUNITY NATIONAL BANCORPORATION
STOCK OPTION PLAN II

ARTICLE I

GENERAL

1.01 Purpose. The purposes of this Community National Bancorporation Stock Option Plan II (the "Plan") are to maintain competitive compensation levels and to provide an incentive to management for continuous employment with Community National Bancorporation ("CNB") or its wholly-owned subsidiary Community National Bank (the "Bank").

1.02 Administration.

(a) The Plan shall be administered by the Board of Directors of CNB (the "Board"), as constituted from time to time.

(b) The Board shall have the authority, consistent with the terms of the Plan, in its sole discretion and from time to time to:

(i) Designate the directors, employees or classes of employees, of CNB and the Bank eligible to participate in the Plan;

(ii) Grant Options provided in the Plan in such form and amount as the Board shall determine;

(iii) Impose such limitations, restrictions and conditions upon any such Options as the Board shall deem appropriate; and

(iv) Interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.

(c) Decisions and determinations of the Board on all matters relating to the Plan shall be in its sole discretion and shall be conclusive. No member of the Board shall be liable for any action taken or decision made in good faith relating to the Plan or any Option granted hereunder.

1.03 Types of Options. Options granted under the Plan (collectively "Options") may be in the form of Stock Options, as described in Article II and/or Incentive Stock Options, as described in Article III.

1.04 Aggregate Limitation on Options. Shares of stock which may be issued under the Plan shall be authorized and unissued or treasury shares of common stock of CNB (individually a "Share" and collectively "Shares"). The maximum number of Shares which may be issued under the Plan shall be 80,000. For purposes of calculating the maximum number of Shares which may be issued under the Plan all of the Shares issued (including the Shares, if any, withheld for tax withholding requirements) shall be counted.

1.05 Fair Market Value. As of any date, "Fair Market Value" means the value of a Share as of the end of the fiscal year of CNB immediately prior to the grant of an Option hereunder, determined by an independent appraiser selected and retained by the Board. The Board may retain such appraiser at any time during a fiscal year to provide a supplemental appraisal which shall then be considered Fair Market Value. The appraiser shall determine Fair Market Value without regard to Financial Accounting Standard 115 and without a minority or illiquidity discount. In the event no appraisal is made during any fiscal year, the Fair Market Value shall be the Fair Market Value established by the last appraisal.

1.06 Effective Date and Term of Plan. The Plan shall become effective on the date approved by the holders of a majority of the issued and outstanding shares of CNB common stock present in person or by proxy and entitled to vote at the 2002 Annual Meeting of Shareholders of CNB or at any special meeting called for the purpose of considering adoption of the Plan. No Options shall be granted under the Plan after the last day of the CNB 2012 fiscal year, provided however, that the Plan and all Options granted under the Plan prior to that date shall remain in effect until such Options have been exercised or terminated in accordance with the Plan and the terms of such Options.

ARTICLE II

STOCK OPTIONS

2.01 Grant of Stock Options. The Board may from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant one or more Options ("Stock Options") to purchase the number of Shares allotted by the Board. The date a Stock Option is granted shall mean the date of execution of the Stock Option Agreement by CNB.

2.02 Eligibility for Stock Options. Stock Options may be granted by the Board to officers of CNB or the Bank who occupy responsible managerial positions in CNB or the Bank and who have the capability of making a substantial contribution to the success of CNB or the Bank ("Key Employees"), and to directors of CNB or the Bank.

2.03 Stock Option Agreements. The grant of a Stock Option shall be evidenced by a written Stock Option Agreement, executed by CNB and the holder of a Stock Option (the "Optionee"), stating the number of Shares subject to the Stock Option evidenced thereby, and in such form as the Board may from time to time determine.

2.04 Stock Option Price. The option price per Share payable upon the exercise of a Stock Option shall be determined by the Board at the time the Stock Option is granted, and shall be set forth in the Stock Option Agreement.

2.05 Term and Exercise. Except as otherwise provided herein, each Stock Option shall remain in effect until the tenth anniversary of the date the Stock Option is granted (the "Option Term"). Each Stock Option shall be exercisable during the period (the "Exercise Period") beginning with the date specified in the Stock Option Agreement and ending at the end of the Option Term. Unless a different date is specified by the Board in the Stock Option Agreement, the Exercise Period shall begin on the third anniversary of the date the Stock Option is granted. No Stock Option shall be exercisable after the expiration of its Option Term.

2.06 Manner of Exercise and Payment. Each Stock Option Agreement shall set forth the procedure governing the exercise of the Stock Option granted thereunder, and shall provide that, upon such exercise, the Optionee shall pay to CNB, the full option price in cash or cash equivalent for all Shares purchased.

2.07 Share Certificates. As soon as practicable after receipt of payment, CNB shall issue and deliver to the Optionee a certificate or certificates for the Shares purchased. The Optionee shall become a shareholder of CNB with respect to Shares represented by the certificates so issued and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder. All Shares issued and delivered upon the exercise of a Stock Option shall be subject to the terms of any Buy-Sell Agreement or other agreement or arrangement binding upon CNB shareholders.

2.08 Death of Optionee. Upon the death of the Optionee, any Stock Option may, to the extent exercisable on the date of death, be exercised by the Optionee's estate, or by a person who acquires the right to exercise such Stock Option by bequest or inheritance or by reason of the death of the Optionee, provided that such exercise occurs within the shorter of the remaining Option Term or one (1) year after the Optionee's death. The provisions of this Section 2.08 shall apply notwithstanding the fact that the Optionee's employment may have terminated prior to death, but only to the extent of any rights exercisable on the date of death.

2.09 Retirement or Disability. Upon termination of the Optionee's employment by reason of retirement or permanent disability (as each is determined by the Board), the Optionee may, within the shorter of the remaining Option Term or one (1) year following the date of termination of employment, exercise any Stock Option to the extent such Stock Option was exercisable at the time of such termination.

2.10 Termination for Other Reasons. Except as provided in Sections 2.08 and 2.09, or except as otherwise determined by the Board, all Stock Options shall terminate upon the termination of the Optionee's employment by CNB or the Bank.

ARTICLE III

INCENTIVE STOCK OPTIONS

3.01 Eligibility for Incentive Stock Options. Incentive Stock Options ("ISOs") may be granted to Key Employees and to directors who are employees of CNB or the Bank.

3.02 Grant of ISOs. The Board may from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Board may prescribe, grant one or more ISOs (that qualify as such under the provisions of section 422 of the Internal Revenue Code of 1986, as amended) to purchase the number of Shares allotted by the Board. The date an ISO is granted shall mean the date of execution of the ISO Agreement by CNB. Notwithstanding the foregoing, ISOs shall not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of CNB.

3.03 ISO Agreements. The grant of an ISO shall be evidenced by a written Incentive Stock Option Agreement ("ISO Agreement"), executed by CNB and the holder of an ISO (the "ISO Optionee"), stating the number of Shares subject to the ISO evidenced thereby, and in such form as the Board may from time to time determine.

3.04 ISO Price. The option price per Share payable upon the exercise of an ISO shall be 100% of the Fair Market Value of a Share on the date the ISO is granted.

3.05 Term and Exercise. Except as otherwise provided herein, each ISO Option shall remain in effect until the tenth anniversary of the date the ISO Option is granted (the "ISO Term"). Each ISO shall be fully exercisable during the period (the "Exercise Period") beginning with the date specified in the ISO Agreement and ending at the end of the Option Term. Unless a different date is specified by the Board in the ISO Agreement, the Exercise Period shall begin on the third anniversary of the date the ISO is granted. No ISO shall be exercisable after the expiration of its ISO Term.

3.06 Limitation on Initial Exercise of ISOs. During the first calendar year in which any ISO is exercised, the aggregate value of Shares issued by reason of all ISOs exercised, valued at Fair Market Value, shall not exceed $100,000.

3.07 Death of ISO Optionee. Upon the death of the ISO Optionee, any ISO may, to the extent exercisable on the date of death, be exercised by the ISO Optionee's estate, or by a person who acquires the right to exercise such ISO by bequest or inheritance or by reason of the death of the ISO Optionee, provided that such exercise occurs within the shorter of the remaining ISO Term or one (1) year after the ISO Optionee's death. The provisions of this Section 3.07 shall apply notwithstanding the fact that the ISO Optionee's employment may have terminated prior to death, but only to the extent of the ISO is exercisable on the date of death.

3.08 Retirement or Disability. Upon the termination of the ISO Optionee's employment by reason of permanent and total disability or retirement (as each is determined by the Board), the ISO Optionee may, within the shorter of the remaining ISO Term or one (1) year following the date of such termination of employment, exercise any ISO to the extent such ISO was exercisable at the date of such termination of employment. The ISO Optionee understands that the tax treatment available pursuant to section 422 of the Internal Revenue Code of 1986, as amended, upon the exercise of an ISO will not be available to an ISO Optionee who exercises any ISO more than: (i) twelve (12) months after the date of termination of employment due to permanent and total disability or (ii) three (3) months after the date of termination of employment due to retirement.

3.09 Termination for Other Reasons. Except as provided in Sections 3.07 and 3.08 or except as otherwise determined by the Board, all ISOs shall terminate upon the termination of the ISO Optionee's employment by CNB or the Bank.

3.10. Manner of Exercise and Payment. Each ISO Agreement shall set forth the procedure governing the exercise of the ISO granted thereunder, and shall provide that, upon such exercise, the ISO Optionee shall pay to CNB, the full option price in cash or cash equivalent for all Shares purchased.

3.11 Share Certificates. As soon as practicable after receipt of payment, CNB shall issue and deliver to the ISO Optionee a certificate or certificates for the Shares purchased. The ISO Optionee shall become a shareholder of CNB with respect to Shares represented by the certificates so issued and delivered and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder. All Shares issued upon the exercise of an ISO shall be subject to the terms of any Buy-Sell Agreement or other agreement or arrangement binding upon CNB shareholders.

ARTICLE IV

MISCELLANEOUS

4.01 General Restriction. Each grant of an Option under the Plan shall be subject to the requirement that, if at any time the Board shall determine that (i) the listing, registration or qualification of the Shares upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any government regulatory body, or (iii) an agreement by the Optionee or ISO Optionee with respect to the disposition of Shares, is necessary or desirable as a condition of or in connection with the grant of Shares hereunder, then such grant may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effectuated or obtained free of any conditions not acceptable to the Board.

4.02 Non-Assignability. No Option granted under the Plan shall be assignable or transferable, except by will or by the laws of descent and distribution. During the life of the Optionee or ISO Optionee, such Option shall be exercisable only by the Optionee or ISO Optionee or by his or her guardian or legal representative.

4.03 Withholding Taxes. Whenever CNB proposes or is required to issue Shares under the Plan, CNB shall have the right to require the Optionee or ISO Optionee to remit to CNB an amount sufficient to satisfy any Federal, state and/or local withholding tax requirements prior to the delivery of any certificate or certificates for such Shares. Alternatively, CNB may issue such Shares net of the number of Shares sufficient to satisfy the withholding tax requirements. For withholding tax purposes, the Shares shall be valued at Fair Market Value on the date the withholding obligation is incurred.

4.04 Right to Terminate Employment. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Optionee or ISO Optionee the right to continue in the employment of CNB or the Bank or affect any right which CNB or the Bank may have to terminate the employment of such Optionee or ISO Optionee.

4.05 Non-Uniform Determinations. The Board's determinations under the Plan, including without limitation, determinations of the persons to receive Options, the form, amount and timing of such Options, the terms and provisions of such Options and the agreements evidencing same, need not be uniform and may be made by the Board selectively among persons who receive, or are eligible to receive, Options under the Plan, whether or not such persons are similarly situated.

4.06 Rights as a Shareholder. The recipient of any Option under the Plan shall have no rights as a shareholder with respect thereto unless and until certificates for Shares are issued to such Optionee or ISO Optionee.

4.07 Leaves of Absence. The Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by any Optionee or ISO Optionee. Without limiting the generality of the foregoing, the Board shall be entitled to determine: (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan; and (ii) the impact, if any, of any such leave of absence on Options under the Plan theretofore granted to any Optionee or ISO Optionee who takes such leave of absence.

4.08 Newly Eligible Employees. The Board shall be entitled to make such rules, regulations and determinations as the Board deems appropriate with respect to any person who becomes eligible to receive Options under the Plan.

4.09 Adjustments. In the event of any change in the outstanding Shares by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, share exchange or the like, as a result of which both CNB and the Bank survive, the Board shall, in order to prevent any substantial dilution or enlargement of the Options granted or available under the Plan, appropriately adjust the number of Shares which may be issued under the Plan, the number of Shares subject to Options theretofore granted under the Plan, the option price of Options theretofore granted under the Plan, and any and all other matters deemed appropriate by the Board. Unless otherwise determined by the Board, in the event of a merger, consolidation, split-up, combination, share exchange, other form of reorganization that either CNB or the Bank does not survive, or in the event of the sale of a sale of substantially all of the assets of CNB or the Bank, all Options shall be immediately exercisable unless the surviving entity or the purchaser has agreed to assume the obligations of CNB under the Plan.

4.10 Amendment of the Plan.

(a) The Board may, without further action by the shareholders and without receiving further consideration from any Optionee or ISO Optionee, amend the Plan or condition or modify awards under the Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to the Plan or to comply with applicable stock exchange rules or requirements.

(b) The Board may at any time and from time to time terminate, or modify or amend the Plan in any respect, except that, without shareholder approval, the Board may not: (i) increase the maximum number of Shares which may be issued under the Plan (other than increases pursuant to Section 4.09), (ii) extend the period during which any Option may be granted or exercised; or (iii) extend the term of the Plan.

(c) The termination, modification or amendment of the Plan, except as provided in subsection (a), shall not without the consent of the Optionee or ISO Optionee, affect any rights under an Option previously granted to such Optionee or ISO Optionee.

4.11 Benefits. The Plan shall enure to the benefit of, and be binding upon the successors and assigns of CNB and the Bank.

4.12 Applicable Law. The Plan shall be governed in all respects by the laws of the United States and the State of Iowa.

4.13 CNB Shareholder Approval. This Community National Bancorporation Stock Option Plan II was approved by the shareholders of CNB on the 23 day of April, 2002.

DATED this 23 day of April, 2002.

COMMUNITY NATIONAL BANCORPORATION

By: [signature]
Josef M. Vich, President

E72

COMMUNITY NATIONAL BANCORPORATION
SENIOR MANAGEMENT PHANTOM STOCK PLAN

ARTICLE I

GENERAL

1.01 Purpose. The purposes of this Community National Bancorporation Senior Management Phantom Stock Plan (the "Plan") are to maintain competitive compensation levels for the senior management team of Community National Bancorporation ("CNB") and its wholly-owned subsidiary Community National Bank (the "Bank"), and to provide an incentive for continued service by such persons.

1.02 Effective Date and Term of the Plan. The Plan shall become effective on the date when approved by a majority of the members of the Board of Directors of the Bank (the "Bank Board") and a majority of the members of the CNB Board, at any annual meeting, or at any special meeting called for the purpose of considering adoption of the Plan. No Units shall be issued under the Plan after the tenth anniversary of the effective date of the Plan.

1.03 Administration. The Plan shall be administered by the Board of Directors of CNB (the "CNB Board"), as constituted from time to time. The CNB Board shall have the authority to interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, to make all other decisions and determinations, and to take any and all other action it deems necessary or advisable for the implementation and administration of the Plan. Decisions and determinations of the CNB Board on all matters relating to the Plan shall be conclusive. No member of the CNB Board shall be liable for any action taken or any decision or determination made in good faith relating to the Plan or any Unit granted hereunder.

ARTICLE II

UNITS

2.01 Eligibility. Units may only be granted to Senior Managers. The CNB Board shall, in its sole and absolute discretion, but subject to the terms of this Plan, have the power and authority to determine: (a) who will be treated as a Senior Manager under this Plan; (b) the time or times when Units will be issued to Senior Managers under this Plan; (c) the number of Units to be issued to Senior Managers under this Plan; and (d) the form of any instrument evidencing the Units issued under this Plan. Upon determining that a Senior Manager shall be issued Units under this Plan, the CNB Board shall provide a notice to such Senior Manager, which shall set forth the number of Units to be issued to such Senior Manager, and, if the Senior Manager has not previously filed one, an election form setting forth any and all payment options for the Units that the CNB Board determines is reasonable (the "Initial Election"). No Units may be issued to a Senior Manager until he or she returns a signed and completed Initial Election to the CNB Board. The Initial Election shall govern all payments made under this Plan until a subsequent election ("Subsequent Election") is filed. A Senior Manager may file a Subsequent Election with the CNB Board at any time and for any reason, but a Subsequent Election shall only be effective for payments relating to Units granted in the calendar year following the year in which the Subsequent Election is filed.

2.02 Accounts. CNB shall establish and maintain a separate account with respect to each Senior Manager and each grant of Units under this Plan, which shall identify the date, number of Units, and Value of Units issued to each Unit Holder. Whenever CNB pays cash dividends to the holders of its shares of issued and outstanding common stock or makes any distribution of cash with respect thereto, there shall be credited to the account or accounts of each Senior Manager who has been granted Units under this Plan, the amount of cash that would have been paid to each Senior Manager had their Units been treated as issued and outstanding shares on the record date of such dividend or other distribution ("Cash Dividends").

2.03 Vesting. Each Unit granted under this Plan shall become vested on the Vesting Date, but only if the holder thereof has continuously been a full-time employee of CNB or the Bank from the date such Unit was granted to the Vesting Date. A leave of absence shall not be treated as cessation of employment, unless otherwise determined by the CNB Board. The CNB Board may cancel any Unit prior to its Vesting Date ifor Cause. Notwithstanding the above, any Units that have not been canceled by the CNB Board and that remain unvested on the date of a Senior Manager's Retirement, death or Disability shall become immediately vested. Any and all Cash Dividends shall become vested on the same day that the Units to which they relate become vested.

E74

2.04 Time of Redemption. A Senior Manager's Vested Units shall be redeemed upon the earlier of (a "Redemption Event"):

A. The date specified in an Initial or Subsequent Election for such Units; or

B. The date of the voluntary termination of employment with CNB and the Bank by reason of the Senior Manager's: (i) resignation (other than involving an event or circumstance that constitutes Cause) prior to Retirement; (ii) Retirement; (iii) termination (other than for Cause); (iv) Disability; or (v) death.

2.05 Time of Payment. The payment of the Value of any and all redeemed Units and Cash Dividends related thereto shall be paid upon the later of:

A. Thirty (30) days after the occurrence of a Redemption Event; or

B. Ten (10) days after the CNB Board has received an appraisal or supplemental appraisal as provided in Section 3.16 of this Agreement.

2.06 Manner of Payment. Any and all payments required to be made under Section 2.04 shall be made in the manner set forth in the Initial or Subsequent Election related thereto. However, payments may, at the request of a Senior Manager and the approval of the CNB Board: (i) be accelerated in the instances allowed, but only in the instances allowed, under Section 409A of the Internal Revenue Code of 1986 as amended or recodified (the "Code") and the guidance issued thereunder; or (ii) be deferred in the instances allowed, but only in the instances allowed, under Section 409A of the Code and the guidance issued thereunder.

2.07 Resignation by Reason of Cause or Termination for Cause. Upon the resignation of a Senior Manager involving an event or circumstance that constitutes Cause, or in the event a Senior Manager is terminated for Cause, all Units held by such Senior Manager, and all Cash Dividends related thereto, shall, whether or not vested, be forfeited and canceled.

ARTICLE III

DEFINITIONS

3.01 Bank. Shall have the meaning set forth in Section 1.01 of the Plan.

3.02 Bank Board. Shall have the meaning set forth in Section 1.02 of the Plan.

3.03 Beneficiary Designation. Shall have the meaning set forth in Section 4.03 of the Plan.

3.04 Cash Dividend. Shall have the meaning set forth in Section 2.02 of the Plan.

3.05 Cause. Shall mean:

A. The request of any State or Federal regulator of CNB or the Bank;

B. A final cease-and-desist order of any State or Federal regulator of CNB or the Bank requiring termination;

C. Conviction of a felony;

D. Willful violation of any law, rule or regulation the violation of which may have a material adverse affect upon CNB or the Bank;

E. Personal dishonesty, willful misconduct, or any breach of fiduciary duty involving personal profit, relating to CNB or the Bank; or

F. Failure to perform a Senior Manager's duties, the result of which may have a material adverse affect upon CNB or the Bank.

For purposes of this definition, no act or failure to act on the part of a Senior Manager shall be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of CNB or the Bank.

3.06 CNB. Shall have the meaning set forth in Section 1.01 of the Plan.

3.07 CNB Board. Shall have the meaning set forth in Section 1.03 of the Plan.

3.08 Disability. Shall have the meaning set forth in Section 409A of the Code.

3.09 Initial Election. Shall have the meaning set forth in Section 2.01 of the Plan.

3.10 Plan. Shall have the meaning set forth in Section 1.01 of the Plan.

3.11 Redemption Event. Shall have the meaning set forth in Section 2.04 of the Plan.

3.12 Retirement. Shall mean a Senior Manager's voluntary termination of employment on or after the date that he or she attains the age of 59.

3.13 Senior Managers. Shall mean those individuals who are employed by CNB or the Bank on a full-time basis and who do not participate in another "account balance plan" (as defined in Section 409A of the Code and guidance issued thereunder) sponsored by CNB or the Bank.

3.14 Subsequent Election. Shall have the meaning set forth in Section 2.01

3.15 Unit. Shall mean any unit issued under the terms of this Plan.

3.16 Value. The CNB Board shall obtain an appraisal of the CNB common stock as of the last day of each fiscal year. Such appraisal shall be conducted by an independent appraiser selected and retained by the CNB Board. The term "Value" shall mean the value of a share of common stock of CNB (a "CNB Share") as of the end of the fiscal year of CNB immediately prior to the redemption of a Unit hereunder. The CNB Board may, however, retain an independent appraiser to provide a supplemental appraisal at any time during a fiscal year, which shall then be considered the Value.

3.17 Vesting Date. The fifth anniversary of the issuance of a Unit.

ARTICLE IV

MISCELLANEOUS

4.01 General Restriction. The issuance of each Unit shall be subject to the requirement that, if at any time the CNB Board shall determine that (i) the listing, registration or qualification of the Units upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any governmental regulatory body, or (iii) an agreement by the Senior Manager with respect to the disposition of Units, is necessary or desirable as a condition of, or in connection with the issuance of Units hereunder, then such Units shall not be issued in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effectuated or obtained free of any conditions not acceptable to the CNB Board.

4.02. 409A of the Internal Revenue Code. The Plan is intended to comply with and shall be interpreted and operated consistently with Section 409A of the Internal Revenue Code of 1986. To the extent that there are inconsistencies between this Plan and Section 409A of the Code, Section 409A of the Code shall control.

4.03 Non-Assignability. No rights to, and no Units issued under the Plan or right to payments related thereto shall be in any manner sold, assigned, encumbered or transferred. Notwithstanding the foregoing, a Senior Manager may, by properly completing a beneficiary designation form and filing the same with the CNB Board, may designate who shall receive payments that are to be made after his or her death (a "Beneficiary Designation"). If the Senior Manager has not filed a valid Beneficiary Designation on or before his date of death, any payments that he or she is entitled to under the terms of the Plan after such date shall be made to the person or persons in the first of the following classes in which there is a survivor:

A. The Senior Manager's surviving spouse;

B. The Senior Manager's living children in equal shares, except that if any of the children predecease the Senior Manager, but leave issue surviving, then such issue shall take by right of representation the share their parent would have taken if living;

C. The personal representative (executor or administrator) of the Senior Manager's estate.

4.04 Status as General Unsecured Creditor. CNB's obligation under the Plan is and shall be merely an unfunded and unsecured promise of CNB to pay money in the future.

4.05 Right to Terminate Senior Manager. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Senior Manager the right to continue as a Senior Manager or affect any right which CNB or the Bank may have to terminate such Senior Manager with or without Cause.

4.06 Rights as a Shareholder. A Unit Holder shall have no rights as a shareholder of CNB with respect to Units issued under the Plan.

4.07 Stock Dividends. In the event of any change in the outstanding CNB Shares by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of Shares or the like, the CNB Board may appropriately adjust the number of Units in each unit account.

4.08 Amendment. The CNB Board may, in its sole discretion and from time to time, amend, terminate or modify the Plan, or any Units granted under the Plan; however, no such amendment, termination or modification shall, without the consent of each affected Senior Manager who has been issued Units prior to such amendment or termination, reduce or eliminate any rights related to Units issued prior to such amendment, termination or modification. Notwithstanding the foregoing, the CNB Board may, in any instance and without the consent of any Senior Manager, amend terminate or modify the Plan or any Units granted under the Plan to the extent that it, in its sole discretion, deems necessary for the Plan to comply with securities, tax, or other laws, rules, regulations or interpretations thereof that are applicable to the Plan.

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4.09 CNB Board Approval - Effective Date. The Plan was approved by the CNB Board at a regular meeting held on the 19 day of July, 2005. The Plan was approved by the Bank Board at a regular meeting held on the 21 day of June, 2005. The Bank Board resolution approving the Plan directs that the Plan be executed on behalf of the Bank by Josef M. Vich, President. The CNB Board resolution approving the Plan directs that the Plan be executed on behalf of CNB by Josef M. Vich, President. Accordingly, the effective date of the Plan is the 19 day of July, 2005.

DATED this 19 day of July, 2005.

COMMUNITY NATIONAL BANCORPORATION

By: [signature]
Josef M. Vich, President

COMMUNITY NATIONAL BANK

By: [signature]
Josef M. Vich, President

E 79

FIRST AMENDMENT OF THE
COMMUNITY NATIONAL BANCORPORATION
SENIOR MANAGEMENT PHANTOM STOCK PLAN

WHEREAS, Community National Bancorporation ("CNB") created the Senior Management Phantom Stock Plan effective July 19, 2005 (the "Plan"); and

WHEREAS, Section 4.08 of the Plan provides that the Plan may be amended by a writing signed by the CNB board of directors; and

WHEREAS, CNB desires to amend the Plan to ensure compliance with Internal Revenue Code Section 409A.

NOW, THEREFORE, the Plan is amended as follows effective as of January 1, 2005:

1. By adding the following as new Section 3.13A of the Plan:

   Specified Employee. Shall mean a key employee (as defined in Code Section 416(i) without regard to paragraph (5) thereof) of CNB if any stock of CNB is publicly traded on an established securities market or otherwise. Any payments under the Plan to a Specified Employee shall be made in accordance with Code Section 409A and the regulations thereunder.

2. By adding the following as new Section 3.14A of the Plan:

   Termination of Service/Employment. Shall mean that the Senior Manager has incurred a "separation from service" as set forth under Code Section 409A(a)(2)(A)(i) and the regulations and guidance thereunder.

3. By adding the following as new Section 4.04A of the Plan:

   Prohibition Against Interest. In the case of any assets set aside (directly or indirectly) for purposes of paying benefits under the Plan, such assets shall comply with the rules under Code Section 409A(b)(1) and the regulations thereunder.

IN WITNESS WHEREOF, CNB has executed this Amendment as of the 20th day of November, 2007.

COMMUNITY NATIONAL BANCORPORATION

By: [signature]
Josef M. Vich
Its: President and CEO

E80

COMMUNITY NATIONAL BANCORPORATION
PHANTOM STOCK PLAN

ARTICLE I

GENERAL

1.01 Purpose. The purposes of this Community National Bancorporation Phantom Stock Plan (the "Plan") are to maintain competitive compensation levels for members of the Board of Directors of Community National Bancorporation ("CNB") and members of the Board of Directors of its wholly-owned subsidiary Community National Bank (the "Bank"), who are not also employees of CNB or the Bank ("Outside Directors"), and to provide an incentive for continued service by the Outside Directors. For purposes of the Plan, Outside Directors are individually herein a "Director" and collectively "Directors." A Director is also sometimes herein a "Unit Holder." The term Unit Holder shall also include a personal representative, trustee, conservator, attorney-in-fact, or other person authorized to act on behalf of a Unit Holder.

1.02 Administration. The Plan shall be administered by the Board of Directors of CNB (the "CNB Board"), as constituted from time to time. The CNB Board shall, in its sole discretion, have the authority to terminate or modify the Plan. The CNB Board shall further have the authority, consistent with the terms of the Plan, in its sole discretion and from time to time to interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other decisions and determinations and take all other action necessary or advisable for the implementation and administration of the Plan. Decisions and determinations of the CNB Board on all matters relating to the Plan shall be conclusive. No member of the CNB Board shall be liable for any action taken or any decision or determination made in good faith relating to the Plan or any Unit granted hereunder. The termination, modification or amendment of the Plan, shall not, without the consent of the Unit Holder, affect any rights under Units previously granted to such Unit Holder.

1.03 Newly Eligible Directors. The CNB Board shall be entitled to make such rules, regulations and determinations as the CNB Board deems appropriate in respect of any person who becomes a Director and thereby eligible to receive Units under the Plan.

1.04 Effective Date and Term of the Plan. The Plan shall become effective on the date when approved by a majority of the members of the Board of Directors of the Bank (the "Bank Board") and a majority of the members of the CNB Board, at any annual meeting, or at any special meeting called for the purpose of considering adoption of the Plan. No Units shall be issued under the Plan after December 31, 2007.

1.05 Fair-Market Value. Fair-Market Value means the value of a share of common stock of CNB (a "CNB Share") as of the end of the fiscal year of CNB immediately prior to the redemption of a Unit hereunder, determined by an independent appraiser selected and retained by the CNB Board. The CNB Board may retain such appraiser at any time during a fiscal year of CNB to provide a supplemental appraisal which shall then be considered Fair-Market Value. In the event no appraisal is made during any fiscal year of CNB, the Fair-Market Value shall be the Fair-Market Value established by the last appraisal.

ARTICLE II

UNITS

2.01 Election by Directors. Upon effective date of the Plan, and prior to the beginning of each calendar year, each Director shall complete and deliver to the CNB Board an Election in the form attached hereto as Exhibit A and by this reference made a part hereof, wherein each Director shall designate such portion (up to 100%) of the director fees payable by CNB and/or the Bank to such Director during such calendar year, as are to be paid in cash and to be paid by the issuance of Units, the date, not earlier than December 31, 2000, that such Units may be redeemed by the Director, the method of payment for Units redeemed, and the beneficiary to receive the Units and other rights hereunder in the event of the death of the Director.

2.02 Issuance of Units. The CNB Board shall, to the extent designated by each Director, cause CNB to issue Phantom Stock Units ("Units") to each Director in lieu of the payment of director fees. For purposes of determining the number of Units to be issued, the value of each Unit, when issued, shall be equal to the then book value of one CNB Share calculated in accordance with generally accepted accounting principles, without regard to FAS 115. Units shall be issued as of the end of each calendar quarter. No fractional Units shall be issued. To the extent the aggregate value of Units to be issued to a Director are less than the value of the director fees earned during a calendar quarter, the excess shall be paid to the Director in cash. Subject to Section 2.07, the rights of each Director under the Plan shall be vested as to each Unit issued to the Director on the date such Unit is issued.

2.03 Director Accounts. Units shall not be evidenced by certificates. CNB shall establish and maintain a separate account for each Unit Holder which shall identify the date, number of Units, and book value of Units issued to each Unit Holder, and shall identify the date, number of Units redeemed, and redemption price paid to each Unit Holder. A Unit shall be deemed issued on the date such Unit is entered upon the account of such Unit Holder.

2.04 Redemption Price. Upon redemption, CNB shall redeem each Unit for an amount equal to 100% of the Fair-Market Value.

2.05 Time of Redemption. Any Unit may be redeemed by the Unit Holder:

A. At such time as the Unit Holder ceases to be a Director by reason of resignation (other than involving an event or circumstance that constitutes Cause), termination (other than for Cause), retirement, or permanent disability (as each is determined by the CNB Board), or by reason of the death of the Director; or

B. The date specified in the Election described in Section 2.01.

2.06 Manner of Redemption and Payment. Units may be redeemed by giving 30 days written notice to the President of CNB indicating the Unit Holder's intent to redeem, the number

E82

of Units to be redeemed, and the method by which the Unit Holder elects to receive payment. The Unit Holder shall have the option either to receive payment in cash in full upon redemption, or to receive payment in three equal installments on the date of redemption and the first and second anniversaries thereof. Interest on the unpaid portion of the redemption price shall accrue at a floating interest rate equal to 1% per annum under the prime rate established from time to time by the Wall Street Journal adjusted daily. Such interest shall be paid with each installment payment of the unpaid portion of the redemption price.

2.07 Resignation by Reason of Cause or Termination for Cause. Upon the resignation of a Director involving an event or circumstance that constitutes Cause, or in the event a Director is terminated for Cause, all Units held by such Director, and all dividends payable on account of such Units, shall be forfeited and canceled. For purposes of the Plan the term "Cause" shall mean:

A. The request of any State or Federal regulator of CNB or the Bank;

B. A final cease-and-desist order of any State or Federal regulator of CNB or the Bank requiring termination;

C. Conviction of a felony;

D. Willful violation of any law, rule or regulation the violation of which may have a material adverse affect upon CNB or the Bank;

E. Personal dishonesty, willful misconduct, or any breach of fiduciary duty involving personal profit, relating to CNB or the Bank; or

F. Failure to perform a Director's duties, the result of which may have a material adverse affect upon CNB or the Bank.

For purposes of this Section 2.07, no act or failure to act on the part of a Director shall be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of CNB or the Bank.

ARTICLE III

MISCELLANEOUS

3.01 General Restriction. The issuance of each Unit shall be subject to the requirement that, if at any time the CNB Board shall determine that (i) the listing, registration or qualification of the Units upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any governmental regulatory body, or (iii) an agreement by the Unit Holder with respect to the disposition of Units, is necessary or desirable as a condition of, or in connection with the issuance of Units hereunder, then such Units shall not be issued in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effectuated or obtained free of any conditions not acceptable to the CNB Board.

3.02 Non-Assignability. No rights to, and no Units issued under the Plan shall be in any manner sold, assigned, encumbered or transferred, except to a revocable grantor trust established by the Unit Holder, by a revocable grantor trust to the grantor, by last will and testament, or by the laws of descent and distribution. During the life of the Unit Holder, a Unit may be redeemed only by the Unit Holder, a trustee of a revocable grantor trust established by the Unit Holder, or the conservator or legal representative of the Unit Holder.

3.03 Right to Terminate Director. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Unit Holder the right to continue as a Director or affect any right which CNB or the Bank may have to terminate such Director with or without Cause.

3.04 Rights as a Shareholder. A Unit Holder shall have no rights as a shareholder of CNB with respect to Units issued under the Plan.

3.05 Leaves of Absence. The CNB Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by any Director. Without limiting the generality of the foregoing, the CNB Board shall be entitled to determine: (i) whether or not any such leave of absence shall constitute the termination or resignation of a Director within the meaning of the Plan; and (ii) the impact, if any, of any such leave of absence on issuance or redemption of Units under the Plan .

3.06 Adjustments. In the event of any change in the outstanding CNB Shares by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of Shares or the like, the CNB Board may appropriately adjust the number of Units in each unit account. The CNB Board may, without receiving further consideration from any Unit Holder, amend the Plan or condition or modify the issuance of Units under the Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to the Plan.

3.07 Cash Dividends. For each Unit held by a Unit Holder, the Unit Holder shall be entitled to receive a dividend equal to each dividend paid on a CNB Share. If, at the time payable, dividends attributable to Units held by a Unit Holder equal or exceed the book value of one or more CNB Shares then such dividends shall be paid by the issuance of one or more Units to the Unit Holder. No fractional Units will be issued. Dividends in excess of amounts that may be paid in one or more Units will be paid to the Unit Holder in cash.

3.08 CNB Board Approval - Effective Date. The Plan was approved by the CNB Board at a special meeting called for the purpose of considering approval of the Plan held on the ____ day of ______________, 1997. The Plan was approved by the Bank Board at a special meeting called for the purpose of considering the approval of the Plan held on the ____ day of ___________, 1997. The Bank Board resolution approving the Plan directs that the Plan be executed on behalf of the Bank by Josef M. Vich, President. The CNB Board resolution approving the Plan directs that the Plan be executed on behalf of CNB by Josef M. Vich, President. Accordingly, the effective date of the Plan is the _____ day of ______________, 1997.

E84

DATED this ______ day of ________________, 1997.

COMMUNITY NATIONAL BANCORPORATION

By:____
Josef M. Vich, President

COMMUNITY NATIONAL BANK

By:____
Josef M. Vich, President

RECEIPT AND ACKNOWLEDGMENT.

The undersigned Director does hereby acknowledge that the undersigned has read and received an executed copy of the Plan.

Dated this _____ day of _______________, 1997.

____
Director

E85

COMMUNITY NATIONAL BANCORPORATION
PHANTOM STOCK PLAN

ARTICLE I

GENERAL

1.01 Purpose. The purposes of this Community National Bancorporation Phantom Stock Plan (the "Plan") are to maintain competitive compensation levels for members of the Board of Directors of Community National Bancorporation ("CNB") and members of the Board of Directors of its wholly-owned subsidiary Community National Bank (the "Bank"), who are not also employees of CNB or the Bank ("Outside Directors"), and to provide an incentive for continued service by the Outside Directors. For purposes of the Plan, Outside Directors are individually herein a "Director" and collectively "Directors." A Director is also sometimes herein a "Unit Holder." The term Unit Holder shall also include a personal representative, trustee, conservator, attorney-in-fact, or other person authorized to act on behalf of a Unit Holder.

1.02 Administration. The Plan shall be administered by the Board of Directors of CNB (the "CNB Board"), as constituted from time to time. The CNB Board shall, in its sole discretion, have the authority to terminate or modify the Plan. The CNB Board shall further have the authority, consistent with the terms of the Plan, in its sole discretion and from time to time to interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other decisions and determinations and take all other action necessary or advisable for the implementation and administration of the Plan. Decisions and determinations of the CNB Board on all matters relating to the Plan shall be conclusive. No member of the CNB Board shall be liable for any action taken or any decision or determination made in good faith relating to the Plan or any Unit granted hereunder. The termination, modification or amendment of the Plan, shall not, without the consent of the Unit Holder, affect any rights under Units previously granted to such Unit Holder.

1.03 Newly Eligible Directors. The CNB Board shall be entitled to make such rules, regulations and determinations as the CNB Board deems appropriate in respect of any person who becomes a Director and thereby eligible to receive Units under the Plan.

1.04 Effective Date and Term of the Plan. The Plan shall become effective on the date when approved by a majority of the members of the Board of Directors of the Bank (the "Bank Board") and a majority of the members of the CNB Board, at any annual meeting, or at any special meeting called for the purpose of considering adoption of the Plan. No Units shall be issued under the Plan after December 31, 2007.

1.05 Fair-Market Value. Fair-Market Value means the value of a share of common stock of CNB (a "CNB Share") as of the end of the fiscal year of CNB immediately prior to the redemption of a Unit hereunder, determined by an independent appraiser selected and retained by the CNB Board. The CNB Board may retain such appraiser at any time during a fiscal year of CNB to provide a supplemental appraisal which shall then be considered Fair-Market Value. In the event no appraisal is made during any fiscal year of CNB, the Fair-Market Value shall be the Fair-Market Value established by the last appraisal.

ARTICLE II

UNITS

2.01 Election by Directors. Upon effective date of the Plan, and prior to the beginning of each calendar year, each Director shall complete and deliver to the CNB Board an Election in the form attached hereto as Exhibit A and by this reference made a part hereof, wherein each Director shall designate such portion (up to 100%) of the director fees payable by CNB and/or the Bank to such Director during such calendar year, as are to be paid in cash and to be paid by the issuance of Units, the date, not earlier than December 31, 2000, that such Units may be redeemed by the Director, the method of payment for Units redeemed, and the beneficiary to receive the Units and other rights hereunder in the event of the death of the Director.

2.02 Issuance of Units. The CNB Board shall, to the extent designated by each Director, cause CNB to issue Phantom Stock Units ("Units") to each Director in lieu of the payment of director fees. For purposes of determining the number of Units to be issued, the value of each Unit, when issued, shall be equal to the then book value of one CNB Share calculated in accordance with generally accepted accounting principles, without regard to FAS 115. Units shall be issued as of the end of each calendar quarter. No fractional Units shall be issued. To the extent the aggregate value of Units to be issued to a Director are less than the value of the director fees earned during a calendar quarter, the excess shall be paid to the Director in cash. Subject to Section 2.07, the rights of each Director under the Plan shall be vested as to each Unit issued to the Director on the date such Unit is issued.

2.03 Director Accounts. Units shall not be evidenced by certificates. CNB shall establish and maintain a separate account for each Unit Holder which shall identify the date, number of Units, and book value of Units issued to each Unit Holder, and shall identify the date, number of Units redeemed, and redemption price paid to each Unit Holder. A Unit shall be deemed issued on the date such Unit is entered upon the account of such Unit Holder.

2.04 Redemption Price. Upon redemption, CNB shall redeem each Unit for an amount equal to 100% of the Fair-Market Value.

2.05 Time of Redemption. Any Unit may be redeemed by the Unit Holder:

A. At such time as the Unit Holder ceases to be a Director by reason of resignation (other than involving an event or circumstance that constitutes Cause), termination (other than for Cause), retirement, or permanent disability (as each is determined by the CNB Board), or by reason of the death of the Director; or

B. The date specified in the Election described in Section 2.01.

2.06 Manner of Redemption and Payment. Units may be redeemed by giving 30 days written notice to the President of CNB indicating the Unit Holder's intent to redeem, the number

E87

of Units to be redeemed, and the method by which the Unit Holder elects to receive payment. The Unit Holder shall have the option either to receive payment in cash in full upon redemption, or to receive payment in three equal installments on the date of redemption and the first and second anniversaries thereof. Interest on the unpaid portion of the redemption price shall accrue at a floating interest rate equal to 1% per annum under the prime rate established from time to time by the Wall Street Journal adjusted daily. Such interest shall be paid with each installment payment of the unpaid portion of the redemption price.

2.07 Resignation by Reason of Cause or Termination for Cause. Upon the resignation of a Director involving an event or circumstance that constitutes Cause, or in the event a Director is terminated for Cause, all Units held by such Director, and all dividends payable on account of such Units, shall be forfeited and canceled. For purposes of the Plan the term "Cause" shall mean:

A. The request of any State or Federal regulator of CNB or the Bank;

B. A final cease-and-desist order of any State or Federal regulator of CNB or the Bank requiring termination;

C. Conviction of a felony;

D. Willful violation of any law, rule or regulation the violation of which may have a material adverse affect upon CNB or the Bank;

E. Personal dishonesty, willful misconduct, or any breach of fiduciary duty involving personal profit, relating to CNB or the Bank; or

F. Failure to perform a Director's duties, the result of which may have a material adverse affect upon CNB or the Bank.

For purposes of this Section 2.07, no act or failure to act on the part of a Director shall be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of CNB or the Bank.

ARTICLE III

MISCELLANEOUS

3.01 General Restriction. The issuance of each Unit shall be subject to the requirement that, if at any time the CNB Board shall determine that (i) the listing, registration or qualification of the Units upon any securities exchange or under any state or Federal law, or (ii) the consent or approval of any governmental regulatory body, or (iii) an agreement by the Unit Holder with respect to the disposition of Units, is necessary or desirable as a condition of, or in connection with the issuance of Units hereunder, then such Units shall not be issued in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effectuated or obtained free of any conditions not acceptable to the CNB Board.

3.02 Non-Assignability. No rights to, and no Units issued under the Plan shall be in any manner sold, assigned, encumbered or transferred, except to a revocable grantor trust established by the Unit Holder, by a revocable grantor trust to the grantor, by last will and testament, or by the laws of descent and distribution. During the life of the Unit Holder, a Unit may be redeemed only by the Unit Holder, a trustee of a revocable grantor trust established by the Unit Holder, or the conservator or legal representative of the Unit Holder.

3.03 Right to Terminate Director. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Unit Holder the right to continue as a Director or affect any right which CNB or the Bank may have to terminate such Director with or without Cause.

3.04 Rights as a Shareholder. A Unit Holder shall have no rights as a shareholder of CNB with respect to Units issued under the Plan.

3.05 Leaves of Absence. The CNB Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by any Director. Without limiting the generality of the foregoing, the CNB Board shall be entitled to determine: (i) whether or not any such leave of absence shall constitute the termination or resignation of a Director within the meaning of the Plan; and (ii) the impact, if any, of any such leave of absence on issuance or redemption of Units under the Plan .

3.06 Adjustments. In the event of any change in the outstanding CNB Shares by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of Shares or the like, the CNB Board may appropriately adjust the number of Units in each unit account. The CNB Board may, without receiving further consideration from any Unit Holder, amend the Plan or condition or modify the issuance of Units under the Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to the Plan.

3.07 Cash Dividends. For each Unit held by a Unit Holder, the Unit Holder shall be entitled to receive a dividend equal to each dividend paid on a CNB Share. If, at the time payable, dividends attributable to Units held by a Unit Holder equal or exceed the book value of one or more CNB Shares then such dividends shall be paid by the issuance of one or more Units to the Unit Holder. No fractional Units will be issued. Dividends in excess of amounts that may be paid in one or more Units will be paid to the Unit Holder in cash.

3.08 CNB Board Approval - Effective Date. The Plan was approved by the CNB Board at a special meeting called for the purpose of considering approval of the Plan held on the ____ day of _______________, 1997. The Plan was approved by the Bank Board at a special meeting called for the purpose of considering the approval of the Plan held on the ____ day of ____________, 1997. The Bank Board resolution approving the Plan directs that the Plan be executed on behalf of the Bank by Josef M. Vich, President. The CNB Board resolution approving the Plan directs that the Plan be executed on behalf of CNB by Josef M. Vich, President. Accordingly, the effective date of the Plan is the _____ day of _______________, 1997.

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DATED this ______ day of ________________, 1997.

COMMUNITY NATIONAL BANCORPORATION

By:____
Josef M. Vich, President

COMMUNITY NATIONAL BANK

By:____
Josef M. Vich, President

RECEIPT AND ACKNOWLEDGMENT.

The undersigned Director does hereby acknowledge that the undersigned has read and received an executed copy of the Plan.

Dated this _____ day of _______________, 1997.

____
Director

E90

FIRST AMENDMENT OF THE COMMUNITY NATIONAL BANCORPORATION PHANTOM STOCK PLAN

WHEREAS, Community National Bancorporation ("CNB") created the Phantom Stock Plan effective December 16, 1997 (the "Plan"); and

WHEREAS, Section 1.02 of the Plan provides that the Plan may be amended by a writing signed by the CNB board of directors; and

WHEREAS, CNB desires to amend the Plan to ensure compliance with Internal Revenue Code Section 409A.

NOW, THEREFORE, the Plan is amended as follows effective as of January 1, 2005:

1. By adding the attached "ADDENDUM 409A" to the Plan and incorporating the addendum as part of the Plan.

IN WITNESS WHEREOF, CNB has executed this Amendment as of the 20th day of November, 2007.

COMMUNITY NATIONAL BANCORPORATION

By: [signature]
Josef M. Vich
Its: President and CEO

E91

COMMUNITY NATIONAL BANCORPORATION
PHANTOM STOCK PLAN
ADDENDUM 409A

For all Units deferred or accrued under the Plan on or after January 1, 2005, the following rules and terms shall supersede those otherwise contained in the Plan. Rules and terms of the Plan not superseded by this Addendum 409A shall continue to be given full effect.

For all Units deferred or accrued under the Plan on or before December 31, 2004, the rules and terms in this Addendum shall be given no effect.

Whether a Unit is considered "deferred" or "accrued" before or after December 21, 2004, shall be determined in accordance with Internal Revenue Code Section 409A and the regulations thereunder.

DEFINITIONS

Code Section 409A. "Code Section 409A" shall mean Section 409A of the Internal Revenue Code of 1986, as amended.

Disabled or Disability. A Director shall be deemed to have become "Disabled" for purposes of this Plan if the Director (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of CNB.

Specified Employee. "Specified Employee" shall mean a key employee (as defined in Internal Revenue Code Section 416(i) without regard to paragraph (5) thereof) of a corporation any stock in which is publicly traded on an established securities market or otherwise. Any redemption and payment to a Specified Employee shall be made in accordance with Code Section 409A.

Termination/Resignation. "Termination/Resignation" shall mean "Separation from Service" as that term is defined in Code Section 409A(a)(2)(i) and the regulations thereunder.

ARTICLE I

1.03 Newly Eligible Directors. The phrase "In accordance with the terms of this Plan and the requirements of Code Section 409A," is added to the beginning of

E92

Section 1.03.

ARTICLE II

2.05 Time of Redemption. Units shall be redeemed in accordance with the Director's irrevocable Election as described in Section 2.01. Units shall be redeemed on the first to occur of:

a. the Director's resignation (other than for Cause), termination (other than for Cause), retirement, death, or Disability; or

b. the date (if any) specified in the Director' Election.

2.06 Manner of Redemption and Payment. The Unit Holder shall receive payment for redeemed Units either (i) in a single cash payment made within 30 days of the time of redemption, or (ii) three equal installments beginning within 30 days of the time of redemption and continuing on the first and second anniversaries thereof. Interest on the unpaid portion of the redemption price shall accrue at a floating interest rate equal to 1% per annum under the prime rate established from time to time by the Wall Street Journal adjusted daily. Such interest shall be paid with each installment payment of the unpaid portion of the redemption price. The actual form of payment for each Unit Holder will be the form as selected by each Unit Holder in accordance with the Unit Holder's irrevocable Election.

ARTICLE III

3.02A Prohibition Against Interest. In the case of any assets set aside (directly or indirectly) for purposes of paying benefits under the Plan, such assets shall comply with the rules under Code Section 409A(b)(1) and the regulations thereunder.

3.05 Leaves of Absence. The following sentence is added to the end of Section 3.05. "All determinations regarding a Director's termination or resignation shall be made in accordance with Code Section 409A(a)(2)(i), and the regulations thereunder, regarding separation from service."

3.07A Code Section 409A. This Plan is intended to fully comply with the requirements of Code Section 409A and the guidance and regulations issued thereunder. CNB reserves the right to amend the Plan at any time in order to ensure the Plan's continued compliance with Section 409A.

ELECTION FORM

B. Time of Payment. The phrase "permanent disability (as each is determined by the CNB Board)" is deleted and replaced with the term "Disability."

E93

SECOND AMENDMENT OF THE
COMMUNITY NATIONAL BANCORPORATION
PHANTOM STOCK PLAN

WHEREAS, Community National Bancorporation ("CNB") created the Phantom Stock Plan effective December 16, 1997 (the "Plan") and

WHEREAS, Section 1.02 of the Plan provides that the Plan may be amended by a writing signed by the CNB board of directors; and

WHEREAS, CNB intends to amend the Plan to extend the term to December 31, 2017.

NOW THEREFORE, the Plan is amended as follows:

1. The last sentence of Section 1.04 is amended to read as follows: "No Units shall be issued under the Plan after December 31, 2017."

IN WITNESS WHEREOF, CNB has executed this second amendment as of the 20th day of November, 2007.

COMMUNITY NATIONAL BANCORPORATION

BY: ________________________
Josef M. Vich
Its: President and CEO

E94

Non-Qualified Supplemental Retirement Benefit Agreement

This Agreement is made and entered into this 19th day of November, 2002, by and between COMMUNITY NATIONAL BANCORPORATION AND COMMUNITY NATIONAL BANK, (collectively and hereinafter the "Employer"), of Waterloo, Iowa, and JOSEF M. VICH (hereinafter the "Employee").

Whereas, the Employee has been a valued employee of the Employer and an important factor in the successful operation of the Employer; and

Whereas, the Employer values the efforts, abilities, and past accomplishments of the Employee and, in order to retain the services of Employee and provide additional incentive for Employee to remain in the employment of Employer, Employer is willing to provide deferred compensation benefits on the terms and conditions as set forth below;

Now, therefore, in consideration of the services to be rendered in the future by said Employee, the parties mutually agree as follows:

1. *Retirement of Employee*. At any time after Employee's 67th birthday, which is hereinafter referred to as the "Retirement Date," said Employee may retire from the active and daily services of the Employer. Upon such retirement, the Employer shall pay to said Employee a monthly income benefit in an amount as shown under Paragraph 2 herein, which is hereinafter referred to as the "monthly income benefit amount" for a period of 120 consecutive months which shall be payable upon the first business day of each calendar month beginning the month after Employee's retirement.

If said Employee should die after retirement but before the expiration of 120 months from the date thereof, the Employer will continue to make the monthly income benefit amounts to Employee's spouse or other designated beneficiary for the balance of 120 months. If the Employee's spouse or other designated beneficiary is not then living or if that person should die before the balance of the 120 installments has been paid, Employer agrees to pay the remaining installments as they fall due to the estate of the recipient or other designated beneficiary.

2. *Monthly Income Benefit Amount*. The monthly income benefit amount payable under Paragraphs 1 and 3 herein shall be $4,166.67.

3. *Death Payments*. If the Employee, while still in the employment of the Employer, should die, the Employer shall pay to the spouse or other designated beneficiary of the Employee, beginning on the first day of the month following such death, the monthly income benefit as calculated in paragraph 2 herein for a period of 120 consecutive months. If the Employee's spouse or other designated beneficiary is not then living or if that person should die before the balance of

the 120 installments has been paid, Employer agrees to pay the remaining installments as they fall due to the estate of the recipient or other designated beneficiary.

4. *Early Retirement*. In recognition of the contributions of Employee in the establishment and growth of Employer, Employee may retire prior to his 67th birthday. ("Early Retirement") Upon electing Early Retirement, Employee will be entitled to a monthly income benefit paid over 120 months commencing on the first business day of each calendar month beginning the month after Employee's Early Retirement. The monthly income benefit for Early Retirement will be determined by the benefit amount accrued for Employee, as shown in Employer's books, as of the date of Early Retirement and in accordance with Schedule A attached hereto and by this reference made a part hereof.

5. *Termination/Resignation*. The Employer reserves the right to terminate the employment of Employee at any time. Likewise, the Employee reserves the right to resign from employment by the Employer at any time. In the event that the employment of Employee is terminated for any reason, Employee will be entitled to a monthly benefit paid over 120 months commencing on the first business day of each calendar month beginning the month after Employee's termination of employment. The monthly benefit for Employee will be determined by the benefit amount accrued for Employee, as shown in Employer's books, as of the date of termination and in accordance with Schedule A attached hereto and by this reference made a part hereof.

6. *Total Disability*. If Employee's employment terminates by reason of his total disability prior to attainment of age 67, Employee shall be deemed to have elected Early Retirement and will be entitled to the monthly benefit as provided under Paragraph 4 above.

7. *Other Definitions and Information.*

Date Mr. Josef M. Vich reaches age 67: September 15, 2014

8. *Non-assignability*. Neither the Employee nor any beneficiary under this Agreement shall have any power or right to transfer, assign, anticipate, hypothecate, mortgage, commute, modify, pledge, or otherwise encumber in advance any of the benefits payable hereunder, nor shall any such benefits be subject to seizure for the payment of any debts, judgments, alimony, or separate maintenance owed by the Employee or his beneficiary or any of them, or be transferable by operation of law in the event of bankruptcy, insolvency, or otherwise.

9. *Participation in Other Retirement Plans*. Nothing in this Agreement shall affect any right which the Employee may otherwise have to participate in or under any other retirement plan or agreement which the Employer may now or hereafter have. Nor shall this Agreement replace any contract of employment, whether oral or written, between the Employer and the Employee, but shall be considered a supplement thereto.

10. *Future Employment*. Nothing contained herein shall be construed as conferring upon the Employee the right to continue in the employ of Employer as an executive or in any other capacity.

11. *Continued Employment After Retirement Date*. Notwithstanding the provisions of Paragraph 1, the Employee may, with the consent of the Employer, continue in full-time or part-time employment after the Retirement Date. In the event of said continued full-time or part-time employment, the Employee may defer the commencement of benefit payments provided for in Paragraph 1 until the date of actual retirement.

12. *Non-Competition Covenant*. During the two years following Employee's initial receipt of benefits under this agreement, Employee agrees that he shall not engage, either directly or indirectly, as an officer, director, principal shareholder, employee, or otherwise of any business that offers financial products or similar services to those offered by Employer in Waterloo, Iowa, Mason City, Iowa, or any other community where Employer has a business operation or anywhere within a 25 mile radius of those communities. For purposes of this Agreement, "principal shareholder" shall be a shareholder who owns ten percent or more of the outstanding stock of a corporation. If Employee breaches this provision of this Agreement, the Employer may seek legal remedy and offset against this deferred compensation benefit.

13. *Unfunded Agreement*. Employer, in its discretion, may apply for and procure, as owner and for its own benefit, insurance on the life of Employee in such amounts and in such forms as Employer may choose. Employee shall have no interest whatsoever in any such policy or policies, but at the request of Employer, Employee shall submit to medical examinations and supply such information and execute such documents as may be required by the insurance company or companies to whom Employer has applied for insurance.

The rights of Employee, or Employee's beneficiary or estate, to benefits under this Agreement shall be solely those of an unsecured creditor of Employer. Any insurance policy or other assets acquired by or held by Employer in connection with the liabilities assumed by it pursuant to this Agreement shall not be deemed to be held under any trust for the benefit of the Employee, his beneficiary or his estate, or to be security for the performance of the obligations of Employer, but shall be and remain a general, unpledged, and unrestricted asset of the Employer. The Employer's obligation under this Agreement shall be that of an unfunded and unsecured promise by Employer to pay money in the future. Employee and his beneficiary shall be unsecured general creditors with respect to any rights hereunder.

14. *Non-Wages*. The parties further expressly agree the payments referred to in this Agreement are not "wages" within the meaning of Chapter 91A, Wage Payment Collection Law, Code of Iowa, as the same now exists or may hereafter be amended. This Agreement does not guarantee continued employment by the Employer or any of its related entities.

15. *Facility of Payment*. If Employer finds that any person to whom any payment is payable under this Agreement, including the Employee or his beneficiary, is unable to care for his or her affairs because of illness or accident or is a minor, any payment due hereunder may be paid (a) to the legally appointed guardian or conservator of the person, (b) to a custodian for the person under the Uniform Transfers to Minors Act, (c) to the person's spouse, (d) to the person's attorney-in-fact under a written power of attorney, (e) by the Employee directly for the benefit of the person, or (f) to an adult relative or friend or to any person deemed by Employer to have incurred expenses for such

person otherwise entitled to payment, in such manner and proportions as Employer may determine. All such payments shall be in complete discharge of the obligations of Employer under this Agreement with respect to such payments.

16. *Amendments*. This Agreement may be amended or revoked at any time by mutual written agreement of the parties.

17 *Taxes*. Employer shall deduct from all payments made hereunder all applicable federal or state taxes required by law to be withheld from such payments.

18. *Survival of Benefits Upon Reorganization*. The Employer further agrees that neither Employer nor its parent holding company will be a party to any merger, consolidation, reorganization, or sale of substantially all of its assets unless and until Employer's obligations hereunder are expressly assumed by the successor or successors. By this provision it is intended that in the event of a change in control, all of the rights, duties, and obligations of Employer under this Agreement shall be binding upon and inure to the benefit of any such successor.

19. *Administration and Interpretation of This Agreement*. The board of directors of Employer shall administer the terms of this Agreement. The board of directors shall have final authority as to the interpretation and administration of this Agreement.

20. *Binding Effect*. This Agreement shall be binding upon and inure to the benefit of Employer and Employee and each of their respective successors, heirs, personal representatives, and permitted assigns.

21. *Severability*. The invalidity of any portion of this Agreement shall not invalidate the remainder hereof, and said remainder shall continue in full force and effect.

Dated this 19th day of November, 2002.

COMMUNITY NATIONAL BANCORPORATION
AND
COMMUNITY NATIONAL BANK, Employer

By ______________________
David R. Mason, Chairman of the Board

____
Josef M. Vich, Employee

E98

SCHEDULE A

	Annual Payment	Monthly Payment
Retirement 9-30-14	50,000.00	4,166.67
After 11 Years, 12/31/2013	45,645.00	3,803.75
After 10 Years, 12/31/2012	40,146.84	3,345.57
After 9 Years, 12/31/2011	34,968.12	2,914.01
After 8 Years, 12/31/2010	30,090.24	2,507.52
After 7 Years, 12/31/2009	25,495.80	2,124.65
After 6 Years, 12/31/2008	21,168.24	1,764.02
After 5 Years, 12/31/2007	17,092.08	1,424.34
After 4 Years, 12/31/2006	13,252.80	1,104.40
After 3 Years, 12/31/2005	9,636.48	803.04
After 2 Years, 12/31/2004	6,230.28	519.19
After 1 Year, 12/31/2003	3,021.96	251.83

Based on 6.0% interest rate

Retirement Payout Accumulation Schedule

	Deferral	Interest Earned	Balance
Nov-02	0.00	0.00	0.00
Dec-02	0.00	0.00	0.00
Month 1	1,850.00	0.00	1,850.00
2	1,850.00	9.25	3,709.25
3	1,850.00	18.55	5,577.80
4	1,850.00	27.89	7,455.69
5	1,850.00	37.28	9,342.96
6	1,850.00	46.71	11,239.68
7	1,850.00	56.20	13,145.88
8	1,850.00	65.73	15,061.61
9	1,850.00	75.31	16,986.91
10	1,850.00	84.93	18,921.85
11	1,850.00	94.61	20,866.46
31-Dec-03	1,850.00	104.33	22,820.79
13	1,850.00	114.10	24,784.89
14	1,850.00	123.92	26,758.82
15	1,850.00	133.79	28,742.61
16	1,850.00	143.71	30,736.33
17	1,850.00	153.68	32,740.01
18	1,850.00	163.70	34,753.71
19	1,850.00	173.77	36,777.48
20	1,850.00	183.89	38,811.36
21	1,850.00	194.06	40,855.42
22	1,850.00	204.28	42,909.70
23	1,850.00	214.55	44,974.25
12/31/2004	1,850.00	224.87	47,049.12
25	1,850.00	235.25	49,134.36
26	1,850.00	245.67	51,230.03
27	1,850.00	256.15	53,336.18
28	1,850.00	266.68	55,452.87
29	1,850.00	277.26	57,580.13
30	1,850.00	287.90	59,718.03
31	1,850.00	298.59	61,866.62
32	1,850.00	309.33	64,025.95
33	1,850.00	320.13	66,196.08
34	1,850.00	330.98	68,377.06
35	1,850.00	341.89	70,568.95
12/31/2005	1,850.00	352.84	72,771.79
37	1,850.00	363.86	74,985.65
38	1,850.00	374.93	77,210.58
39	1,850.00	386.05	79,446.63
40	1,850.00	397.23	81,693.87
41	1,850.00	408.47	83,952.34
42	1,850.00	419.76	86,222.10
43	1,850.00	431.11	88,503.21
44	1,850.00	442.52	90,795.73
45	1,850.00	453.98	93,099.70
46	1,850.00	465.50	95,415.20
47	1,850.00	477.08	97,742.28
12/31/2006	1,850.00	488.71	100,080.99
49	1,850.00	500.40	102,431.39
50	1,850.00	512.16	104,793.55
51	1,850.00	523.97	107,167.52
52	1,850.00	535.84	109,553.36
53	1,850.00	547.77	111,951.12
54	1,850.00	559.76	114,360.88
55	1,850.00	571.80	116,782.68
56	1,850.00	583.91	119,216.60
57	1,850.00	596.08	121,662.68
58	1,850.00	608.31	124,120.99
59	1,850.00	620.60	126,591.60
12/31/2007	1,850.00	632.96	129,074.56
61	1,850.00	645.37	131,569.93
62	1,850.00	657.85	134,077.78

377,509.01

Retirement Payout Schedule

	Payment	Interest Earned	Balance
Oct-14	-4,166.67	1,887.55	375,229.89
2	-4,166.67	1,876.15	372,939.36
3	-4,166.67	1,864.70	370,637.39
12/31/2014	-4,166.67	1,853.19	368,323.91
5	-4,166.67	1,841.62	365,998.86
6	-4,166.67	1,829.99	363,662.18
7	-4,166.67	1,818.31	361,313.82
8	-4,166.67	1,806.57	358,953.72
9	-4,166.67	1,794.77	356,581.82
10	-4,166.67	1,782.91	354,198.06
11	-4,166.67	1,770.99	351,802.38
12	-4,166.67	1,759.01	349,394.72
13	-4,166.67	1,746.97	346,975.03
14	-4,166.67	1,734.88	344,543.23
15	-4,166.67	1,722.72	342,099.28
12/31/2015	-4,166.67	1,710.50	339,643.10
17	-4,166.67	1,698.22	337,174.65
18	-4,166.67	1,685.87	334,693.85
19	-4,166.67	1,673.47	332,200.65
20	-4,166.67	1,661.00	329,694.98
21	-4,166.67	1,648.47	327,176.79
22	-4,166.67	1,635.88	324,646.00
23	-4,166.67	1,623.23	322,102.56
24	-4,166.67	1,610.51	319,546.41
25	-4,166.67	1,597.73	316,977.47
26	-4,166.67	1,584.89	314,395.69
27	-4,166.67	1,571.98	311,800.99
12/31/2016	-4,166.67	1,559.00	309,193.33
29	-4,166.67	1,545.97	306,572.63
30	-4,166.67	1,532.86	303,938.82
31	-4,166.67	1,519.69	301,291.84
32	-4,166.67	1,506.46	298,631.63
33	-4,166.67	1,493.16	295,958.12
34	-4,166.67	1,479.79	293,271.24
35	-4,166.67	1,466.36	290,570.93
36	-4,166.67	1,452.85	287,857.11
37	-4,166.67	1,439.29	285,129.73
38	-4,166.67	1,425.65	282,388.71
39	-4,166.67	1,411.94	279,633.98
12/31/2017	-4,166.67	1,398.17	276,865.48
41	-4,166.67	1,384.33	274,083.14
42	-4,166.67	1,370.42	271,286.88
43	-4,166.67	1,356.43	268,476.65
44	-4,166.67	1,342.38	265,652.36
45	-4,166.67	1,328.26	262,813.95
46	-4,166.67	1,314.07	259,961.35
47	-4,166.67	1,299.81	257,094.49
48	-4,166.67	1,285.47	254,213.29
49	-4,166.67	1,271.07	251,317.69
50	-4,166.67	1,256.59	248,407.61
51	-4,166.67	1,242.04	245,482.97
12/31/2018	-4,166.67	1,227.41	242,543.72
53	-4,166.67	1,212.72	239,589.77
54	-4,166.67	1,197.95	236,621.05
55	-4,166.67	1,183.11	233,637.48
56	-4,166.67	1,168.19	230,639.00
57	-4,166.67	1,153.19	227,625.52
58	-4,166.67	1,138.13	224,596.98
59	-4,166.67	1,122.98	221,553.30
60	-4,166.67	1,107.77	218,494.39
61	-4,166.67	1,092.47	215,420.19
62	-4,166.67	1,077.10	212,330.63
63	-4,166.67	1,061.65	209,225.61

E 100

63	1,850.00	670.39	136,598.17
64	1,850.00	682.99	139,131.16
65	1,850.00	695.66	141,676.81
66	1,850.00	708.38	144,235.20
67	1,850.00	721.18	146,806.37
68	1,850.00	734.03	149,390.41
69	1,850.00	746.95	151,987.36
70	1,850.00	759.94	154,597.30
71	1,850.00	772.99	157,220.28
12/31/2008	1,850.00	786.10	159,856.38
73	1,850.00	799.28	162,505.66
74	1,850.00	812.53	165,168.19
75	1,850.00	825.84	167,844.03
76	1,850.00	839.22	170,533.25
77	1,850.00	852.67	173,235.92
78	1,850.00	866.18	175,952.10
79	1,850.00	879.76	178,681.86
80	1,850.00	893.41	181,425.27
81	1,850.00	907.13	184,182.40
82	1,850.00	920.91	186,953.31
83	1,850.00	934.77	189,738.07
12/31/2009	1,850.00	948.69	192,536.77
85	1,850.00	962.68	195,349.45
86	1,850.00	976.75	198,176.20
87	1,850.00	990.88	201,017.08
88	1,850.00	1,005.09	203,872.16
89	1,850.00	1,019.36	206,741.52
90	1,850.00	1,033.71	209,625.23
91	1,850.00	1,048.13	212,523.36
92	1,850.00	1,062.62	215,435.97
93	1,850.00	1,077.18	218,363.15
94	1,850.00	1,091.82	221,304.97
95	1,850.00	1,106.52	224,261.49
12/31/2010	1,850.00	1,121.31	227,232.80
97	1,850.00	1,136.16	230,218.97
98	1,850.00	1,151.09	233,220.06
99	1,850.00	1,166.10	236,236.16
100	1,850.00	1,181.18	239,267.34
101	1,850.00	1,196.34	242,313.68
102	1,850.00	1,211.57	245,375.25
103	1,850.00	1,226.88	248,452.12
104	1,850.00	1,242.26	251,544.38
105	1,850.00	1,257.72	254,652.11
106	1,850.00	1,273.26	257,775.37
107	1,850.00	1,288.88	260,914.24
12/31/2011	1,850.00	1,304.57	264,068.81
109	1,850.00	1,320.34	267,239.16
110	1,850.00	1,336.20	270,425.35
111	1,850.00	1,352.13	273,627.48
112	1,850.00	1,368.14	276,845.62
113	1,850.00	1,384.23	280,079.85
114	1,850.00	1,400.40	283,330.25
115	1,850.00	1,416.65	286,596.90
116	1,850.00	1,432.98	289,879.88
9/30/2012	1,850.00	1,449.40	293,179.28
118	1,850.00	1,465.90	296,495.18
119	1,850.00	1,482.48	299,827.65
12/31/2012	1,850.00	1,499.14	303,176.79
121	1,850.00	1,515.88	306,542.68
122	1,850.00	1,532.71	309,925.39
123	1,850.00	1,549.63	313,325.02
124	1,850.00	1,566.63	316,741.64
125	1,850.00	1,583.71	320,175.35
126	1,850.00	1,600.88	323,626.23
127	1,850.00	1,618.13	327,094.36
128	1,850.00	1,635.47	330,579.83
129	1,850.00	1,652.90	334,082.73

12/31/2019	-4,166.67	1,046.13	206,105.07
65	-4,166.67	1,030.53	202,968.92
66	-4,166.67	1,014.84	199,817.10
67	-4,166.67	999.09	196,649.51
68	-4,166.67	983.25	193,466.09
69	-4,166.67	967.33	190,266.75
70	-4,166.67	951.33	187,051.41
71	-4,166.67	935.26	183,820.00
72	-4,166.67	919.10	180,572.43
73	-4,166.67	902.86	177,308.62
74	-4,166.67	886.54	174,028.50
75	-4,166.67	870.14	170,731.97
12/31/2020	-4,166.67	853.66	167,418.96
77	-4,166.67	837.09	164,089.38
78	-4,166.67	820.45	160,743.16
79	-4,166.67	803.72	157,380.21
80	-4,166.67	786.90	154,000.44
81	-4,166.67	770.00	150,603.77
82	-4,166.67	753.02	147,190.12
83	-4,166.67	735.95	143,759.40
84	-4,166.67	718.80	140,311.53
85	-4,166.67	701.56	136,846.41
86	-4,166.67	684.23	133,363.98
87	-4,166.67	666.82	129,864.13
12/31/2021	-4,166.67	649.32	126,346.78
89	-4,166.67	631.73	122,811.84
90	-4,166.67	614.06	119,259.23
91	-4,166.67	596.30	115,688.86
92	-4,166.67	578.44	112,100.63
93	-4,166.67	560.50	108,494.46
94	-4,166.67	542.47	104,870.26
95	-4,166.67	524.35	101,227.95
96	-4,166.67	506.14	97,567.42
97	-4,166.67	487.84	93,888.58
98	-4,166.67	469.44	90,191.36
99	-4,166.67	450.96	86,475.64
12/31/2022	-4,166.67	432.38	82,741.35
101	-4,166.67	413.71	78,988.39
102	-4,166.67	394.94	75,216.66
103	-4,166.67	376.08	71,426.07
104	-4,166.67	357.13	67,616.53
105	-4,166.67	338.08	63,787.95
106	-4,166.67	318.94	59,940.22
107	-4,166.67	299.70	56,073.25
108	-4,166.67	280.37	52,186.94
108	-4,166.67	260.93	48,281.21
109	-4,166.67	241.41	44,355.94
110	-4,166.67	221.78	40,411.05
111	-4,166.67	202.06	36,446.44
12/31/2023	-4,166.67	182.23	32,462.00
113	-4,166.67	162.31	28,457.64
114	-4,166.67	142.29	24,433.26
115	-4,166.67	122.17	20,388.76
116	-4,166.67	101.94	16,324.03
117	-4,166.67	81.62	12,238.98
118	-4,166.67	61.19	8,133.50
119	-4,166.67	40.67	4,007.50
9/30/2024	-4,166.67	20.04	-139.13

2008
159,856.38
-129,074.56
30,781.82 2008

192,536.77
159,856.38
32,680.39
2009

E101

130	1,850.00	1,670.41	337,603.14
131	1,850.00	1,688.02	341,141.16
12/31/2013	1,850.00	1,705.71	344,696.86
132	1,850.00	1,723.48	348,270.35
133	1,850.00	1,741.35	351,861.70
134	1,850.00	1,759.31	355,471.01
135	1,850.00	1,777.36	359,098.36
136	1,850.00	1,795.49	362,743.85
137	1,850.00	1,813.72	366,407.57
138	1,850.00	1,832.04	370,089.61
139	1,850.00	1,850.45	373,790.06
9/30/2014	1,850.00	1,868.95	377,509.01

E 102

AMENDED AND RESTATED
CHANGE OF CONTROL AGREEMENT

THIS AMENDED AND RESTATED CHANGE OF CONTROL AGREEMENT, ("**Agreement**") is made on the date of execution hereof by and between COMMUNITY NATIONAL BANK, a national bank having its principal place of business in Waterloo, Iowa (the "**Bank**") and Josef M. Vich ("**Officer**").

WHEREAS, the Bank employs Officer as President and CEO of the Bank, and Officer has agreed to be so employed by the Bank and to perform such duties of the position, all subject to the terms and conditions of this Agreement.

WHEREAS, the Bank and the Officer previously entered into the Agreement dated July 22, 1997.

WHEREAS, the Bank and the Officer now desire to amend and restate the Agreement in the form contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the parties agree as follows:

1. Term. The term of the Agreement shall begin on the effective date hereof and shall continue while Officer is employed full time and is an executive officer of the Bank.

2. Change in Control.

2.1 Change in Control Defined. For purposes of this Agreement, a "**Change in Control**" of the Bank shall mean a change in control within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "**Code**"), and any applicable rules and regulations promulgated thereunder. If a Change in Control occurs at any time during the term of this Agreement, Officer shall be entitled to the benefits provided in Section 2.2 upon the first to occur of: (i) Officer's resignation for any reason, provided such resignation occurs within one (1) year of a Change in Control; (ii) Officer's dismissal; or (iii) Officer's death or Officer's Disability, unless such termination is a Termination for Cause.

2.2 Change in Control - Benefits. Upon the occurrence of a Change in Control followed by the termination of Officer's employment as described in Section 2.1, the Bank shall pay Officer, as severance pay, a sum equal to the difference between the product of 2.99 times Officer's "base amount" as defined in Code Section 280G(b)(3) and regulations promulgated thereunder, and the sum of any other parachute payments (as defined under Section 280G(b)(2) of the Code) that Officer receives on account of the Change in Control. In the event that the aggregate payments or benefits to be paid to Officer (the "**Termination Benefits**") would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then the Termination Benefits shall be reduced to an amount equal to the total amount of payments permissible under Section 280G of the Code or any successor thereto without creating an excess parachute payment. The Termination Benefits shall be paid in a lump sum payment within 30 days of the Termination Date or in sixty (60) equal monthly installments commencing within 30 days of the Termination Date and continuing on or about the same day each month until paid.

3. Payments in the Event of Death. The Bank shall pay severance benefits to Officer pursuant to Section 2, so long as Officer is living, and to Officer's personal representatives, estate, heirs, or designated beneficiaries upon Officer's death. Any payments made to Officer or others pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with any applicable federal and state laws and/or rules and regulations promulgated by the Bank's regulators.

4. Termination for Cause. For purposes of this Agreement, the term "**Termination for Cause**" shall mean termination at the request of any of the Bank's regulators, personal dishonesty, conviction of a felony, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform duties the result of which may have a material adverse effect upon the Bank, willful violation of any law, rule, or regulation the violation of which may have a material adverse effect upon the Bank, final cease-and-desist order of the Bank's regulators requiring termination, or a willful and material breach of any provision of this Agreement. For purposes of this Section 4, no act or failure to act on the part of Officer shall be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of the Bank. Officer shall not have the right to receive compensation or other benefits for any period after Termination for Cause.

5. Disability. For purposes of this Agreement, an Officer shall be deemed to have become "**Disabled**" if the Officer (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Bank.

6. Notice. Any notice required to be given under this Agreement shall be in writing and shall be deemed given when personally delivered or on the day mailed by certified mail, return receipt requested, postage prepaid to the following addresses or such other addresses as may be given by notice to the other party pursuant to this Agreement:

If to the Bank: Community. National Bank
PO Box 1288
Waterloo, Iowa 50704-1288
Attn. President

If to Officer: Josef M. Vich
c/o Community National Bank
PO Box 1288
Waterloo, Iowa 507040-1288

6.1 Notice of Termination. Any termination of employment under this Agreement by the Bank or by Officer shall be communicated by Notice of Termination to the other party. A "**Notice of Termination**" shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated.

6.2 Termination Date. "**Termination Date**" shall mean the date the Officer's employment with the Bank is terminated, whether by the Officer's death, Disability, or other termination of employment.

7. Non-Competition. If Officer is eligible to receive or receives any benefit upon termination of this Agreement, then Officer agrees, for a period of one (1) year following the Termination Date, that Officer will not, within a thirty (30) mile radius of Waterloo, Iowa, directly or indirectly become employed by, become a director of, or work for or advise, consult, or otherwise serve with, any entity whose business materially competes with the depository, lending, or other business activities of the Bank, including, without limitation, insurance, securities, and fiduciary services. The parties hereto, recognizing that irreparable injury may result to the Bank, its business, and property in the event of a breach or threatened breach of this Section 7, agree that in the event of any such breach, the Bank shall be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Officer. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank for such breach or threatened breach.

8. Confidential Information. Officer recognizes and acknowledges that the knowledge of the customer list, business activities, and plans for future business activities of the Bank and affiliates thereof, as may exist from time to time ("**Confidential Information**"), is a valuable, special, unique, and proprietary asset of the business of the Bank. Officer will not during or after the term of employment, disclose any Confidential Information of the Bank or affiliates thereof to any person, firm, corporation, or other entity for any reason or purpose whatsoever, except Confidential Information not solely and exclusively derived from the Bank or which is publicly available other than by reason of a breach of this Agreement. In the event of a breach or threatened breach of this Section 8, the Bank shall be entitled, in addition to any other remedies and damages available, to an injunction to prevent disclosure of any Confidential Information. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank for such breach or threatened breach.

9. Assignment. The rights and obligations of the Bank under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Bank.

10. Applicable Law. This Agreement shall be governed by the laws of the State of Iowa.

11. Integration/Modification. This Agreement contains the entire agreement of the parties with respect to this subject matter hereof. This Agreement cannot be changed, modified, or amended in any respect except by a written instrument signed by both of the parties.

12. Regulatory Approval. This Agreement and Officer's employment with the Bank are conditioned on the Bank receiving continued approval from its regulators to retain Officer. The terms of this Agreement are binding on Officer and the Bank to the extent that they are consistent with all applicable federal and state laws and/or regulations and rules promulgated by the Bank's regulators.

13. Severability. If for any reason any provision of this Agreement, or any part of any provision, is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof, shall to the full extent consistent with law, continue in full force and effect.

14. Specified Employee. In the event the Officer is considered a Specified Employee, payment of benefits shall not commence until six months following the Officer's Separation From Service. "**Specified Employee**" shall mean a key employee (as defined in Code Section 416(i) without regard to paragraph (5) thereof) of a corporation any stock in which is publicly traded on an established securities market or otherwise.

15. Separation From Service. In order for benefits to commence under this Agreement, the Officer's termination from employment must constitute a "**Separation From Service**" under Code Section 409A and the regulations thereunder.

16. Prohibition Against Interest. All funds or assets, if any, including increment and accumulation thereon, acquired and held by the Bank for purposes of paying benefits under this Agreement shall be assets of the Bank. It is expressly understood and agreed that neither the Officer nor any beneficiary shall have any right in or to such funds or assets, and that such funds or assets shall be subject to claims of all the Bank's creditors. The obligation of the Bank to the Officers or their beneficiaries for the benefits to be provided hereunder is a contractual obligation only, and neither the Officers nor their beneficiaries have any claim to any specific assets held by the Bank. It is not the intent of the Bank to establish a fund or trust to pay benefits pursuant to the Agreement. Any credits to an Officer's account established by the Bank shall be for accounting purposes only and shall be made and maintained only in the records of the Bank. The Officer shall be regarded as a general creditor of the Bank with respect to any rights pursuant to this Agreement. All funds and assets set aside (directly or indirectly) to provide benefits under this Agreement shall comply with Code Section 409A(b)(1) and the regulations thereunder.

17. Code Section 409A. This Agreement is intended to fully comply with the requirements of Code Section 409A and the guidance and regulations issued thereunder. The Bank reserves the right to amend the Agreement at any time in order to ensure the Agreement's continued compliance with Section 409A.

IN WITNESS WHEREOF, the parties have executed this Agreement this 13 day of December, 2007 effective as of the 20th day of November, 2007.

COMMUNITY NATIONAL BANK ("Bank")

By: [signature]
Ross D. Christensen, Chairman of the Bank

OFFICER

[signature]

Print Name: Josef M. Vich

E 107

AMENDED AND RESTATED
CHANGE OF CONTROL AGREEMENT

THIS AMENDED AND RESTATED CHANGE OF CONTROL AGREEMENT, ("**Agreement**") is made on the date of execution hereof by and between COMMUNITY NATIONAL BANK, a national bank having its principal place of business in Waterloo, Iowa (the "**Bank**") and E. Michael Farrell ("**Officer**").

WHEREAS, the Bank employs Officer as Executive Vice President / Cashier / Chief Financial Officer of the Bank, and Officer has agreed to be so employed by the Bank and to perform such duties of the position, all subject to the terms and conditions of this Agreement.

WHEREAS, the Bank and the Officer previously entered into the Agreement dated July 22, 1997.

WHEREAS, the Bank and the Officer now desire to amend and restate the Agreement in the form contained herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein set forth, the parties agree as follows:

1. Term. The term of the Agreement shall begin on the effective date hereof and shall continue while Officer is employed full time and is an executive officer of the Bank.

2. Change in Control.

2.1 Change in Control Defined. For purposes of this Agreement, a "**Change in Control**" of the Bank shall mean a change in control within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the "**Code**"), and any applicable rules and regulations promulgated thereunder. If a Change in Control occurs at any time during the term of this Agreement, Officer shall be entitled to the benefits provided in Section 2.2 upon the first to occur of: (i) Officer's resignation for any reason, provided such resignation occurs within one (1) year of a Change in Control; (ii) Officer's dismissal; or (iii) Officer's death or Officer's Disability, unless such termination is a Termination for Cause.

2.2 Change in Control - Benefits. Upon the occurrence of a Change in Control followed by the termination of Officer's employment as described in Section 2.1, the Bank shall pay Officer, as severance pay, a sum equal to the difference between the product of 2.0 times Officer's "base amount" as defined in Code Section 280G(b)(3) and regulations promulgated thereunder, and the sum of any other parachute payments (as defined under Section 280G(b)(2) of the Code) that Officer receives on account of the Change in Control. In the event that the aggregate payments or benefits to be paid to Officer (the "**Termination Benefits**") would be deemed to include an "excess parachute payment" under Section 280G of the Code or any successor thereto, then the Termination Benefits shall be reduced to an amount equal to the total amount of payments permissible under Section 280G of the Code or any successor thereto without creating an excess parachute payment. The Termination Benefits shall be paid in a lump sum payment within 30 days of the Termination Date or in sixty (60) equal monthly installments commencing within 30 days of the Termination Date and continuing on or about the same day each month until paid.

3. Payments in the Event of Death. The Bank shall pay severance benefits to Officer pursuant to Section 2, so long as Officer is living, and to Officer's personal representatives, estate, heirs, or designated beneficiaries upon Officer's death. Any payments made to Officer or others pursuant to this Agreement or otherwise, are subject to and conditioned upon their compliance with any applicable federal and state laws and/or rules and regulations promulgated by the Bank's regulators.

4. Termination for Cause. For purposes of this Agreement, the term "**Termination for Cause**" shall mean termination at the request of any of the Bank's regulators, personal dishonesty, conviction of a felony, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform duties the result of which may have a material adverse effect upon the Bank, willful violation of any law, rule, or regulation the violation of which may have a material adverse effect upon the Bank, final cease-and-desist order of the Bank's regulators requiring termination, or a willful and material breach of any provision of this Agreement. For purposes of this Section 4, no act or failure to act on the part of Officer shall be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of the Bank. Officer shall not have the right to receive compensation or other benefits for any period after Termination for Cause.

5. Disability. For purposes of this Agreement, an Officer shall be deemed to have become "**Disabled**" if the Officer (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than 3 months under an accident and health plan covering employees of the Bank.

6. Notice. Any notice required to be given under this Agreement shall be in writing and shall be deemed given when personally delivered or on the day mailed by certified mail, return receipt requested, postage prepaid to the following addresses or such other addresses as may be given by notice to the other party pursuant to this Agreement:

If to the Bank: Community. National Bank
PO Box 1288
Waterloo, Iowa 50704-1288
Attn. President

E109

If to Officer: E. Michael Farrell
c/o Community National Bank
PO Box 1288
Waterloo, Iowa 507040-1288

6.1 Notice of Termination. Any termination of employment under this Agreement by the Bank or by Officer shall be communicated by Notice of Termination to the other party. A "**Notice of Termination**" shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination under the provision so indicated.

6.2 Termination Date. "**Termination Date**" shall mean the date the Officer's employment with the Bank is terminated, whether by the Officer's death, Disability, or other termination of employment.

7. Non-Competition. If Officer is eligible to receive or receives any benefit upon termination of this Agreement, then Officer agrees, for a period of one (1) year following the Termination Date, that Officer will not, within a thirty (30) mile radius of Waterloo, Iowa, directly or indirectly become employed by, become a director of, or work for or advise, consult, or otherwise serve with, any entity whose business materially competes with the depository, lending, or other business activities of the Bank, including, without limitation, insurance, securities, and fiduciary services. The parties hereto, recognizing that irreparable injury may result to the Bank, its business, and property in the event of a breach or threatened breach of this Section 7, agree that in the event of any such breach, the Bank shall be entitled, in addition to any other remedies and damages available, to an injunction to restrain the violation hereof by Officer. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank for such breach or threatened breach.

8. Confidential Information. Officer recognizes and acknowledges that the knowledge of the customer list, business activities, and plans for future business activities of the Bank and affiliates thereof, as may exist from time to time ("**Confidential Information**"), is a valuable, special, unique, and proprietary asset of the business of the Bank. Officer will not during or after the term of employment, disclose any Confidential Information of the Bank or affiliates thereof to any person, firm, corporation, or other entity for any reason or purpose whatsoever, except Confidential Information not solely and exclusively derived from the Bank or which is publicly available other than by reason of a breach of this Agreement. In the event of a breach or threatened breach of this Section 8, the Bank shall be entitled, in addition to any other remedies and damages available, to an injunction to prevent disclosure of any Confidential Information. Nothing herein shall be construed as prohibiting the Bank from pursuing any other remedies available to the Bank for such breach or threatened breach.

9. Assignment. The rights and obligations of the Bank under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of the Bank.

E 110

10. Applicable Law. This Agreement shall be governed by the laws of the State of Iowa.

11. Integration/Modification. This Agreement contains the entire agreement of the parties with respect to this subject matter hereof. This Agreement cannot be changed, modified, or amended in any respect except by a written instrument signed by both of the parties.

12. Regulatory Approval. This Agreement and Officer's employment with the Bank are conditioned on the Bank receiving continued approval from its regulators to retain Officer. The terms of this Agreement are binding on Officer and the Bank to the extent that they are consistent with all applicable federal and state laws and/or regulations and rules promulgated by the Bank's regulators.

13. Severability. If for any reason any provision of this Agreement, or any part of any provision, is held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof, shall to the full extent consistent with law, continue in full force and effect.

14. Specified Employee. In the event the Officer is considered a Specified Employee, payment of benefits shall not commence until six months following the Officer's Separation From Service. "**Specified Employee**" shall mean a key employee (as defined in Code Section 416(i) without regard to paragraph (5) thereof) of a corporation any stock in which is publicly traded on an established securities market or otherwise.

15. Separation From Service. In order for benefits to commence under this Agreement, the Officer's termination from employment must constitute a "**Separation From Service**" under Code Section 409A and the regulations thereunder.

16. Prohibition Against Interest. All funds or assets, if any, including increment and accumulation thereon, acquired and held by the Bank for purposes of paying benefits under this Agreement shall be assets of the Bank. It is expressly understood and agreed that neither the Officer nor any beneficiary shall have any right in or to such funds or assets, and that such funds or assets shall be subject to claims of all the Bank's creditors. The obligation of the Bank to the Officers or their beneficiaries for the benefits to be provided hereunder is a contractual obligation only, and neither the Officers nor their beneficiaries have any claim to any specific assets held by the Bank. It is not the intent of the Bank to establish a fund or trust to pay benefits pursuant to the Agreement. Any credits to an Officer's account established by the Bank shall be for accounting purposes only and shall be made and maintained only in the records of the Bank. The Officer shall be regarded as a general creditor of the Bank with respect to any rights pursuant to this Agreement. All funds and assets set aside (directly or indirectly) to provide benefits under this Agreement shall comply with Code Section 409A(b)(1) and the regulations thereunder.

17. Code Section 409A. This Agreement is intended to fully comply with the requirements of Code Section 409A and the guidance and regulations issued thereunder. The Bank reserves the right to amend the Agreement at any time in order to ensure the Agreement's continued compliance with Section 409A.

E111

IN WITNESS WHEREOF, the parties have executed this Agreement this 28 day of November, 2007 effective as of the 20th day of November, 2007.

COMMUNITY NATIONAL BANK ("Bank")

By: ______________________
Josef M. Vich, President and CEO

OFFICER

____

Print Name: E. Michael Farrell

E 112

INDEPENDENT AUDITORS' CONSENT

We consent to the use in this Regulation A Offering Statement of Community National Bancorporation on Form 1-A of our report dated March 27, 2009 with respect to the consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended, appearing in the Offering Statement, which is part of the Regulation A Offering Statement on Form 1-A.

Roth & Company, P.C.

ROTH & COMPANY, P.C.

Des Moines, Iowa
May 15, 2009

E113

<u>CONSENT OF BCC ADVISERS</u>

We hereby consent to the reference in the Offering Circular contained in this Form 1-A of Community National Bancorporation to our annual appraisal of the Company stock for the years 2007 and 2008. We also consent to the reference to us under the heading "Experts" in such Offering Circular.

BCC Advisers

BCC Advisers
Des Moines, Iowa
May 15, 2009

by [illegible]
Senior Vice President

E 114

#1688716



REPLY TO DES MOINES OFFICE

May 15, 2009

Community National Bancorporation
422 Commercial Street
Waterloo, IA 50701

Ladies and Gentlemen:

We have acted as counsel to Community National Bancorporation, a corporation organized under the laws of the State of Iowa (the "Company"), in connection with the filing of an offering statement on Form 1-A (the "Offering Statement") under the Securities Act of 1933, as amended (the "Securities Act") of 625,000 shares of its common stock, no par value per share (the "Shares") by the Company. This opinion is being furnished in accordance with the requirements of Regulation A under the Securities Act.

In rendering the opinion set forth herein, we have examined and relied on originals or copies of: (i) the Offering Statement and the offering circular included therein; (ii) the Articles of Incorporation of the Company, as amended to date; (iii) the By-laws of the Company, as amended to date; (iv) certain resolutions of the Board of Directors of the Company relating to the Shares and related matters and (v) and other records and documents that we have deemed necessary for the purpose of this opinion.

In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to original documents of all copies submitted to us. As to various questions of fact material to our opinion, we have relied on statements and certificates of officers and representatives of the Company and public officials.

Based on the foregoing, and subject to the qualifications and

E 115

assumptions set forth below, we are of the opinion that the Shares, when sold in accordance with the Offering Statement, will be legally issued, fully paid and non-assessable

This opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated. We do not express an opinion as to matters arising under the laws of any jurisdiction other than the State of Iowa and the Federal laws of the United States.

We hereby consent to the filing of this letter as an exhibit to the Offering Statement and to the reference to our Firm in the offering circular included therein.

Very truly yours,

DAVIS, BROWN, KOEHN, SHORS & ROBERTS, P.C.

Davis, Brown, Koehn, Shors & Roberts, P.C.